As filed with the Securities and Exchange Commission on January 24, 2011

Registration No. 333-171662

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InterXion Holding N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands	4813	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

+31 20 880 7600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

United States

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jeffrey C. Cohen	David Beveridge
Scott I. Sonnenblick	Michael Schiavone
Linklaters LLP	Shearman & Sterling LLP
1345 Avenue of the Americas	599 Lexington Avenue
New York, N.Y. 10105	New York, N.Y. 10022
Phone: (212) 903-9000	Phone: (212) 848-4000
Fax: (212) 903-9100	Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two forms of prospectus: one to be used in connection with an initial public offering by InterXion Holding N.V. of ordinary shares to new investors (the “IPO Prospectus”) and one to be used in connection with an offering by InterXion Holding N.V. of ordinary shares to holders of 2002 Series A Preference Shares in respect of the liquidation price of the 2002 Series A Preference Shares (the “Preferred Shares Liquidation Price Prospectus”) pursuant to the terms of the 2002 Series A Preference Shares.

The form of the IPO Prospectus immediately follows this note. Following the IPO Prospectus are alternate sections for the Preferred Shares Liquidation Price Prospectus: the front and back cover pages; “Summary—The Offering;” “Use of Proceeds;” “Capitalization;” “Principal Shareholders” (replacing the “Principal and Selling Shareholders” section in the IPO Prospectus); “Plan of Distribution” (replacing the “Underwriting” section in the IPO Prospectus); and “Legal Matters.”

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 24, 2011

PRELIMINARY PROSPECTUS	CONFIDENTIAL

18,550,000 Ordinary Shares

InterXion Holding N.V.

(a limited liability company incorporated under the laws of The Netherlands)

$             per Ordinary Share

This is the initial public offering of our ordinary shares. We are selling 16,250,000 ordinary shares and the selling shareholders named in this prospectus are selling 2,300,000 ordinary shares. We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders. We currently expect the initial public offering price to be between $11.00 and $13.00 per ordinary share.

The selling shareholders have granted the underwriters an option to purchase up to 2,782,500 additional ordinary shares to cover over-allotments.

We have applied to list our ordinary shares on the New York Stock Exchange under the symbol “INXN.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Public Offering Price
Underwriting Discount
Proceeds to InterXion Holding N.V. (before expenses)
Proceeds to the selling shareholders (before expenses)

The underwriters expect to deliver the ordinary shares to purchasers on or about                     , 2011 through the book-entry facilities of The Depository Trust Company.

BofA Merrill Lynch	Citi	Barclays Capital

Jefferies                    Credit Suisse                   RBC Capital Markets                   Piper Jaffray

Oppenheimer & Co.       Evercore Partners       Guggenheim Securities, LLC     ABN AMRO

The date of this prospectus is                     , 2011

We and the selling shareholders have not, and the underwriters have not, authorized anyone to provide you with any information different from that contained in this Prospectus. We and the selling shareholders do not, and the underwriters do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We and the selling shareholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus (the “Prospectus”) is accurate only as of the date on the front cover of the Prospectus or other date stated in the Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

This summary highlights selected information about us and the ordinary shares and should be read as an introduction to the more detailed information appearing elsewhere in this Prospectus. This summary does not contain all the information you should consider before investing in the ordinary shares. You should read the entire Prospectus carefully for a more complete understanding of our business and this offering, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial information and related notes contained herein.

Solely for convenience, this Prospectus contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.3601 and €1.00 to U.S. $1.4332 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 and December 31, 2009, respectively. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

Overview

We are a leading provider of carrier-neutral colocation data center services in Europe. We support over 1,100 customers through 28 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier-neutral colocation services includes space, power, cooling and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 350 carriers and Internet service providers and 18 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

For the nine months ended September 30, 2010, our total revenue was €152.8 million, our operating profit was €34.3 million and our Adjusted EBITDA, a non-GAAP financial measure, was €57.8 million, compared to €126.6 million in revenue, €24.5 million in operating profit and €45.8 million in Adjusted EBITDA in the nine months ended September 30, 2009. Over 90% of our revenue is Recurring Revenue, and typically 60-70% of our new bookings in any given year are generated from existing customers. See “Presentation of Financial and Other Information—Additional Key Performance Indicators.”

For the year ended December 31, 2009, our total revenue was €171.7 million, our operating profit was €32.0 million and our Adjusted EBITDA was €62.7 million, compared to €138.2 million in revenue, €32.2 million in operating profit and €48.3 million in Adjusted EBITDA in the year ended December 31, 2008. See “Presentation of Financial and Other Information—Additional Key Performance Indicators.”

For the years ended December 31, 2009, 2008 and 2007, our net income was €26.5 million, €37.4 million and €13.6 million, respectively.

Industry Overview

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier-neutral colocation data center services. This demand results from the need for either more space or more power, or both. According to the Cisco Visual Networking Index, Global IP traffic is expected to grow at a compound annual growth rate of 34% from 2009 to 2014. This growth is driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications.

Increased Internet traffic drives demand for data center services as customers need a secure environment in which to locate additional processing, networking and computer equipment, such as servers, switches, routers and storage equipment, to support this traffic. In addition, the continued growth in adoption of unified communications, videoconferencing, as well as telepresence, will continue to drive the need for hosted applications with high connectivity requirements.

Significant barriers to entry exist in the carrier-neutral colocation market, including the scarcity of adequate locations, the cost and requirements of data center development, the time and resources required to develop communities of interest, the difficulty of establishing a reputable brand, associated track record and the inherently high switching costs for customers and carriers.

International Data Corporation, or IDC, projects the market for carrier-neutral colocation data center services in the United Kingdom, France, Germany and The Netherlands to grow from €922 million in 2009 to €2.245 billion in 2014, a compound annual growth rate of 19%. According to Tier1 Research, the shortfall in supply versus demand for data center capacity in Europe will continue for the next three years.

Pricing is determined by a number of factors, including the availability of data center capacity, the type and quality of space required (from standard cabinet space to customized suites), power requirements, the prevailing market spot price of data center capacity, the length of contract term, data center location, proximity and the reputation of the data center provider.

Competitive Strengths

Leading European Carrier-Neutral Colocation Data Center Services Provider with Broad, Strategic Footprint

We are a leading carrier-neutral colocation data center services provider in Europe based on our geographic footprint, high level of connectivity and established brand. Through our 28 data centers in 11 countries, we operate more data centers in more countries than any other data center provider in Europe. Our data centers are located near key business hubs and in close proximity to the interconnection points of telecommunications fiber routes and power sources, which enables us to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Strong, High Value Communities of Interest

Our carrier-neutral colocation data center model, which houses 18 European Internet exchanges, together with more than 350 carriers and Internet service providers, creates critical exchange points for Internet and data traffic. These exchange points attract enterprises, media and content providers, IT services providers and other groups wanting to access these diverse networks and other enterprises in a single location versus connecting these parties in multiple locations. This high level of connectivity fosters the development of value-added communities of interest within our customer segments. These communities of interest then attract additional carriers and customers which makes them increasingly more valuable.

Superior Levels of Connectivity

Our data centers provide our customers with connectivity to more than 350 individual carriers and Internet service providers as well as 18 European Internet exchanges. We believe this level of connectivity is unmatched by our competitors and attracts customers to our data centers. Our high level of connectivity enables customers to select the most cost-effective, reliable and convenient carriers at each data center and to migrate efficiently between carriers, thereby lowering their telecommunications costs and reducing latency.

Uniform, High Quality Data Centers and Customer Service

We design, build and operate each of our data centers according to uniform designs, processes and standards, which results in the construction and operation of high quality data centers. Having grown organically rather than through acquisitions, the uniformity of our data centers satisfies an important requirement for customers who seek consistency across multiple locations. This consistency also allows us to reduce cost, complexity and the risks associated with building and operating multiple data centers. All of our data centers are accredited as compliant with the Information Security Management Systems Standard ISO 27001. Through our European customer service center and strong country teams, we are able to deliver uniform quality and service to our customers, including consistent account and service management, reporting and billing. We also have local service delivery and assurance teams with strong in country management to ensure local knowledge and responsiveness. Our best-in-class customer service drives customer loyalty and contributes to our low customer churn rate.

Strong Value Proposition for Our Customers

Our carrier-neutral colocation service is a compelling value proposition versus building in-house, or outsourcing to a carrier-operated data center. Our customers save significant costs of building and maintaining a data center as well as the telecommunication costs required to access multiple networks and other participants in the communities of interest. Our carrier-neutral proposition also provides greater flexibility for enterprises to expand to meet their data center needs and deliver better performance as a result of lower network latency and excellent customer service.

Attractive Financial Model

Our recurring revenue model and largely fixed cost base provide us with significant visibility into future financial performance. In the last several years, our Recurring Revenue has consistently been over 90% of our total revenue. Our long-term contracts and high renewal rates further contribute to our revenue visibility. The terms of our initial customer contracts are typically three to five years and have automatic, one-year renewals. Our cost base consists primarily of personnel, power and property. While our personnel and property costs are largely fixed, our contracts provide us with the ability to adjust customer pricing for power in order to recover any increases in power costs. Our recurring revenue model provides significant predictability of future revenue, and our largely fixed cost base produces strong operating leverage. We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low Average Monthly Churn rate, which was 0.6% in the nine months ended September 30, 2010. Although we generally expect our costs of sales and general and administrative costs to grow over time, we expect these costs to decrease as a percentage of revenue.

Strategy

Target New Customers in High Growth Segments to Further Develop our Communities of Interest

We will continue to target new customers in high growth market segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target markets enables us to expand existing, and build new, high value communities of interest within our data centers. Communities of interest are particularly important to customers in each of these market segments. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating approximately 70% of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize our share of their data center spend, and to achieve the highest level of connectivity in each of our data centers.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Centre operates 24 hours a day, 365 days a year, providing continual monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios.

Summary Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors,” the other information contained in this Prospectus and our consolidated financial statements and the related notes included elsewhere herein before you decide whether to invest in our ordinary shares.

•

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

•	If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms our ability to grow our business may be limited.

•	We face significant competition and we may not be able to compete successfully against current and future competitors.

•	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

•

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

•	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

•	We are dependent on third-party suppliers for equipment, technology and other services.

•

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

•

Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

•	There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

•	The market price for our ordinary shares may be volatile.

•

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

•	You may not be able to exercise pre-emptive rights.

•	We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

•

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

•	The interests of our principal shareholders may be inconsistent with your interests.

Corporate Information

We were incorporated on April 6, 1998 as a private company with limited liability (besloten venootschap met beperkte aansprakelijkheid, or B.V.) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a limited liability company (naamloze venootschap, or N.V.) under the laws of The Netherlands.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our executive offices are located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Our telephone number is +31 20 880 7600. Our website address is www.interxion.com. Information included or referred to on, or otherwise accessible through, our website is not intended to form a part of or be incorporated by reference into this Prospectus.

The Offering

Offering Price Per Ordinary Share:	We currently estimate the initial public offering price will be between U.S. $11.00 and U.S. $13.00.

Ordinary Shares Offered by Us:	16,250,000 ordinary shares.

Ordinary Shares Offered by the Selling Shareholders:	2,300,000 ordinary shares.

Ordinary Shares Outstanding Immediately After This Offering:	64,988,477 ordinary shares.

The number of ordinary shares to be outstanding after this offering is based upon the number of shares outstanding as of September 30, 2010. Except as otherwise indicated, all information in this Prospectus assumes:

•

a five-to-one reverse stock split that is expected to occur on or before the closing of this offering and the related issuance of a certain number of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split. All shares numbers referred to as post five-to-one reverse stock split are approximate numbers;

•

the automatic one-to-one conversion of all of our 2002 Series A preference shares (the “Preferred Shares”) into ordinary shares prior to the closing of this offering (as of September 30, 2010 there were 174,039,207 Preferred Shares outstanding). For these purposes it is assumed that after giving effect to the reverse stock split and the related issuance of ordinary shares referred to above, the automatic one-for-one conversion would result in 34,807,842 ordinary shares. See “Capitalization”;

•

the issuance of 3,754,606 ordinary shares offered to holders of Preferred Shares, which is the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in lieu of cash for such Preferred Shares (the “Preferred Shares Liquidation Price Offering”), based on the midpoint of the estimated range of the initial public offering price and an assumed exchange rate of €1.00 to U.S. $1.2944, representing the exchange rate in effect on January 7, 2011;

•

no issue of any of the 4,128,486 ordinary shares (as of January 7, 2011) issuable upon the exercise of options outstanding under our 2008 equity incentive plan at a weighted average exercise price of €3.13 per share, assuming the exercise by the selling shareholders of options to acquire 604,790 ordinary shares in connection with the sale of such shares in this offering, or 4,733,276 ordinary shares without such exercise, in each case after giving effect to the five-to-one reverse stock split referred to above. If the reverse stock split did not occur, these ordinary shares would be 20,642,428 after giving effect to the exercise of options described above and 23,666,380 without giving effect to the exercise of such options;

•

no issue of any of the 873,371 additional ordinary shares (as of January 7, 2011) reserved for issuance under our 2008 equity incentive plan or 4,400,000 additional ordinary shares to be reserved for issuance under our 2011 equity incentive plan (after giving effect to the five-to-one reverse stock split referred to above). These figures would be 4,366,851 and 22,000,000 if the reverse stock split did not occur; and

•	no exercise by the underwriters of their over-allotment option.

Option to Purchase Additional Ordinary Shares:	The selling shareholders have granted the underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 2,782,500 additional ordinary shares.

Concurrent Preferred Shares Liquidation Price Offering:	Concurrently with this offering, we are offering ordinary shares directly to holders of our Preferred Shares in respect of the liquidation price of their Preferred Shares, based on the initial public offering price.

Pursuant to the fifth amended and restated shareholders agreement dated as of December 24, 2009, Preferred Share holders are entitled to a €0.20 liquidation price per Preferred Share which they may elect to receive in cash or in ordinary shares. If a holder elects to receive payment in ordinary shares, such holder will receive approximately 0.11 ordinary shares in respect of each Preferred Share, assuming an offering price of U.S.$12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and an exchange rate of €1.00 to U.S.$1.2944, representing the exchange rate in effect on January 7, 2011.

We will not receive any proceeds from the concurrent Preferred Shares Liquidation Price Offering.

Use of Proceeds:	We estimate that we will receive net proceeds from this offering of approximately U.S. $176.6 million, assuming an initial public offering price of U.S. $12.00 per ordinary share, being the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and estimated aggregate offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including, without limitation, capital expenditures, including the construction of new data centers.

We will not receive any proceeds from the sale of ordinary shares offered by the selling shareholders. The selling shareholders include certain members of our senior management.

See “Use of Proceeds” for additional information.

Risk Factors:	See “Risk Factors” and other information included in this Prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ordinary shares.

Listing:	We have applied to list the ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “INXN.”

Payment and Settlement	The ordinary shares are expected to be delivered against payment on , 2011. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ordinary shares will be shown on, and transfer of these beneficial interests, will be effected through, records maintained by DTC and its direct and indirect participants.

Summary Financial Information

The following summary income statement, cash flow statement and other financial data for the years ended December 31, 2009, 2008 and 2007 and balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this Prospectus. The following summary income statement, cash flow statement and other financial data for the nine months ended September 30, 2010 and 2009 and balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated interim financial statements included elsewhere in this Prospectus, which have been prepared on a basis substantially consistent with our annual audited consolidated financial statements. Our audited consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the summary financial information in conjunction with our consolidated financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	Nine months ended September 30,			Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2009(1)	2009	2008	2007(2)(3)
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)		(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Income statement data
Revenue	207,856	152,824	126,611	246,035	171,668	138,180	100,450
Cost of sales	(92,306)	(67,867)	(58,163)	(112,575)	(78,548)	(63,069)	(51,998)

Gross profit	115,550	84,957	68,448	133,460	93,120	75,111	48,452
Other income	399	293	629	1,069	746	2,291	988
Sales and marketing costs	(15,317)	(11,262)	(8,439)	(16,128)	(11,253)	(9,862)	(7,297)
General and administrative costs	(54,019)	(39,717)	(36,180)	(72,560)	(50,628)	(35,352)	(34,837)

Operating profit	46,612	34,271	24,458	45,841	31,985	32,188	7,306
Net finance expense	(31,719)	(23,321)	(4,387)	(8,955)	(6,248)	(3,713)	(4,126)

Profit before taxation	14,893	10,950	20,071	36,886	25,737	28,475	3,180
Income tax benefit (expense)	(7,864)	(5,782)	(4,642)	1,025	715	8,899	10,405

Net income	7,029	5,168	15,429	37,911	26,452	37,374	13,585

Basic earnings per share	0.03	0.02	0.07	0.17	0.12	0.17	0.06

Cash flow statement data
Net cash flows from operating activities	65,976	48,508	37,293	73,635	51,378	35,991 (4)	24,756
Net cash flows from investing activities	(109,708)	(80,662)	(75,987)	(144,680)	(100,949)	(92,252)	(49,548)
Net cash flows from financing activities	41,630	30,608	20,510	28,326	19,764	82,057	45,419
Capital expenditures(5)	(107,602)	(79,113)	(74,986)	(143,290)	(99,979)	(91,123)	(48,838)

	As of September 30, 2010(1)	As of September 30, 2010	As of December 31, 2009(1)	As of December 31, 2009
	(U.S. $’000)	(€’000)	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	78,653	57,829	79,700	55,610
Cash and cash equivalents(6)	41,608	30,592	45,867	32,003

Current assets	120,261	88,421	125,567	87,613
Non-current assets	511,727	376,242	459,207	320,407

Total assets	631,988	464,663	584,774	408,020

Shareholders’ equity	194,900	143,298	192,589	134,377
Current liabilities	139,430	102,515	173,265	120,894
Non-current liabilities	297,658	218,850	218,920	152,749

Total liabilities	437,088	321,365	392,185	273,643
Total liabilities and shareholders’ equity	631,988	464,663	584,774	408,020

	Nine months ended September 30,			Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2009(1)	2009	2008	2007(2)(3)
	(U.S. $’000)	(€’000)		(U.S. $’000)	(€’000)
Other financial data
Operating profit	46,612	34,271	24,458	45,841	31,985	32,188	7,306
Depreciation, amortization and impairments	30,579	22,483	15,195	31,473	21,960	15,083	11,657

EBITDA	77,191	56,754	39,653	77,314	53,945	47,271	18,963
Share-based payments	1,454	1,069	605	1,362	950	1,660	1,399
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(a)	399	293	1,371	5,379	3,753	1,611	8,139
Abandoned transaction costs	—	—	4,841	6,938	4,841	—	—
Personnel costs	—	—	—	—	—	—	1,454
Exceptional income	(399)	(293)	(629)	(1,069)	(746)	(2,291)	(988)

Adjusted EBITDA	78,645	57,823	45,841	89,924	62,743	48,251	28,967

Adjusted EBITDA margin(7)	38%	38%	36%	37%	37%	35%	29%

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Other financial data” for the nine months ended September 30, 2010 and the year ended December 31, 2009, as well as the “Balance sheet data” as of September 30, 2010 and December 31, 2009 have been translated into U.S. dollars for your convenience based on the noon buying rate of €1.00 to U.S. $1.3601 and €1.00 to U.S. $1.4332 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 and December 31, 2009, respectively. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities was reclassified to the line item “Other income.” Fiscal year 2007 figures have been adjusted to reflect the same reclassification.
(3)

In fiscal year 2007, the useful economic lives of certain data center assets were increased from 10 to 15 years, in accordance with industry practice. This change of accounting estimate was applied from January 1, 2007. This extension in the useful economic lives of certain data center assets resulted in an estimated decrease in depreciation of €3.6 million during the fiscal year 2007. Additionally, fiscal year 2007 figures have been adjusted to reflect the impairment of €1,885,000 in the “Depreciation, amortization and impairments” line item instead of in the “Exceptional general and administrative costs” line item.

(4)	The 2008 net cash flows from operating activities include a reclassification for foreign exchange results on working capital balances.
(5)	Capital expenditures represent payments to acquire tangible fixed assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment.”
(6)	Cash and cash equivalents includes €4.4 million and €3.9 million as of September 30, 2010 and December 31, 2009, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(7)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items and include share of profits (losses) of non-group companies. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA” for a more detailed description.

(8)	“Increase (decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites. The income from subleases is presented as “Exceptional income.”

RISK FACTORS

An investment in the ordinary shares involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the following risk factors before purchasing the ordinary shares. If any of the possible events described below occurs, our business, financial condition, results of operations or prospects could be adversely affected. If that happens the value of the ordinary shares may decline and you could lose all or part of your investment.

The risks and uncertainties below are those known to us and that we currently believe may materially affect us.

Risks Related to our Business

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

Our operating expenses primarily consist of personnel, power and property costs. Personnel and property costs cannot be easily reduced in the short term. Therefore, we are unlikely to be able to reduce significantly our expenses in response to a slowdown in demand for our services or any decrease in revenue. The terms of our leases with landlords for facilities that serve as data centers are typically for 10 to 15 years (excluding our extension options) and do not provide us with an early termination right, while our colocation contracts with customers are initially typically for only three to five years. Fifty-three percent of our Monthly Recurring Revenue for the nine months ended September 30, 2010 was generated by contracts with terms of one year or less remaining. Our personnel costs are fixed due to our contracts with our employees having set notice periods and local law limitations in relation to the termination of employment contracts. In respect of our power costs, there is a minimum level of power required to keep our data centers running irrespective of the number of customers using them so our power costs may exceed the amount of revenue derived from power. We could have higher than expected levels of unused capacity in our data centers if, among other things:

•	our existing customers contracts are not renewed and such customers are not replaced by new customers;

•	internet and telecommunications equipment becomes smaller and more compact in the future;

•	there is an unexpected slowdown in demand for our services; or

•	we are unable to terminate or amend our leases when we have underutilized space at a data center.

If we have higher than expected levels of unused space at a data center at any given time, we may be required to operate a data center at a loss for a period of time. If we have higher than expected levels of unused capacity in our data centers and we are unable to reduce our expenses accordingly, our business, financial condition and results of operations would be materially adversely affected.

Our inability to utilize the capacity of newly planned data centers and data center expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have made significant investments in our property, plant and equipment in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2009, we invested €100.0 million in property, plant and equipment and have invested €79.1 million in the first nine months of 2010. As of September 30, 2010, we were committed to an additional €18.6 million in capital commitments that we expect to be fully deployed during the remainder of 2010.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. We expect our investment in property, plant and equipment in 2010 to be comparable to our 2009 investment, subject to continued customer demand. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long term such expenses will be between 6% and 8% of total revenue.

We typically lease space for a data center and begin building it out before we have entered into agreements with customers to cover the capacity of the data center. In some cases, we enter into lease agreements for data centers or begin expansions at our existing data centers without any pre-existing customer commitments to use the additional space that will be created. If we open a new data center or complete an expansion at an existing data center, we will be required to pay substantial up-front and ongoing costs associated with that data center, including leasehold improvements, basic overhead costs and rental payments regardless of whether or not we have any agreements with customers to fill the space.

As a result of our expansion plans, we will incur capital expenditures, and as a result, higher depreciation, and other operating expenses that will negatively impact our cash flow and profitability unless and until these new and expanded data centers generate enough revenue to exceed their operating costs and related capital expenditures.

We incurred substantial losses during the period of 2001 to 2003 as a result of high churn and other factors. There can be no guarantee that we will be able to sustain or increase our profitability if our planned expansion is not successful or if there is not sufficient customer demand in the future to realize expected returns on these investments. Any such development would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to expand our existing data centers or locate and secure suitable sites for additional data centers on commercially acceptable terms our ability to grow our business may be limited.

Our ability to meet the growing needs of our existing customers and to attract new customers depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading. We have reached high utilization levels at some of our data centers and therefore any increase in these locations would need to be accomplished through the lease of additional property that satisfies our requirements. Property meeting our specifications may be scarce in our target markets. If we are unable to identify and enter into leases on commercially acceptable terms on a timely basis for any reason including due to competition from other companies seeking similar sites who may have greater financial resources than us, or are unable to expand our space in our current data centers, our rate of growth may be substantially impaired. Please see “Industry Overview—Barriers to Entry—Scarcity of Adequate Locations.”

Our capital expenditures, together with ongoing operating expenses and obligations to service our debt, will be a drain on our cash flow and may decrease our cash balances. The capital markets in the recent past have been and may again become limited for external financing opportunities. Additional debt or equity financing, especially in the current credit-constrained climate, may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

Failure to renew or maintain real estate leases for our existing data centers on commercially acceptable terms, or at all, could harm our business.

We do not own the property on which our data centers are located and instead lease all of our data center space. We generally enter leases for initial periods of 10 to 15 years (excluding renewal options). The majority of our leases are subject to an annual inflation-linked increase in rent and, on renewal (or earlier in some cases), the rent we pay may be reset to the current market rate. There is, therefore, a risk that there will be significant rent increases when the rent is reviewed. Our leases in France, Ireland, Belgium and the United Kingdom do not contain contractual options to renew or extend the lease, and we have exhausted or may in the future exhaust such options in other leases. With respect to our leases in France, certain landlords may terminate our leases following the expiration of the original lease period (being 12 years from the commencement date), and the other leases in France may be terminated by the landlords at the end of each three year period upon giving six months prior notice in the event the landlord wishes to carry out construction works to the building. The non-renewal of leases for our existing data center locations, or the renewal of such leases on less favorable terms, is a potentially significant risk to our ongoing operations. We would incur significant costs if we were forced to vacate one of our data centers due to the high costs of relocating our own and our customers’ equipment, installing the necessary infrastructure in a new data center and, as required by most of our leases, reinstating the vacated data center to its original state. In addition, if we were forced to vacate a data center, we could lose customers that chose our services based on location. If we fail to renew any of our leases, or the renewal of any of our leases is on less favorable terms and we fail to increase revenues sufficiently to offset the higher rental costs, this could have a material adverse effect on our business, financial condition and results of operations.

Our leases may obligate us to make payments beyond our use of the property.

Our leases generally do not give us the right to terminate without penalty. Accordingly, we may incur costs under leases of data center space that is not or no longer is Revenue Generating Space. Some of our leases do not give us the right to sublet, and even if we have that right we may not be able to sublet the space on favorable terms or at all. We have incurred moderate costs in relation to such onerous lease contracts in recent years.

We may experience unforeseen delays and expenses when fitting out and upgrading data centers, and the costs could be greater than anticipated.

As we attempt to grow our business, substantial management effort and financial resources are employed by us in fitting out new, and upgrading existing, data centers. In addition, we periodically upgrade and replace certain equipment at our data centers. We may experience unforeseen delays and expenses in connection with a particular client project or data center build-out. In addition, unexpected technological changes could affect customer requirements and we may not have built such requirements into our data centers and may not have budgeted for the financial resources necessary to build out or redesign the space to meet such new requirements. Furthermore, the redesign of existing space is difficult to implement in practice as it normally requires moving existing customers. Although we have budgeted for expected build-out and equipment expenses, additional expenses in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, unexpected technological changes and increases in the price of equipment may negatively affect our business, financial condition and results of operations.

No assurance can be given that we will complete the build-out of new data centers or expansions of existing data centers within the proposed timeframe and cost parameters or at all. Any such failure could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and we may not be able to compete successfully against current and future competitors.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier-neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Further, the growth of the European data center market has encouraged new, larger companies to consider entering the market, in particular those from the United States who are active in this sector. This growth and other factors have also led to increasing alliances and consolidation among existing competitors, such as the announced acquisition of Switch & Data by Equinix. Many of these companies may have significantly greater financial, marketing and other resources than we do. Some of our competitors may be willing to, and due to greater financial resources, may be better able to adopt aggressive pricing policies, including the provision of discounted data center services as an encouragement for customers to utilize their other services. Certain of our competitors may also provide our target customers with additional benefits, including bundled communications services, and may do so in a manner that is more attractive to potential customers than obtaining space in our data centers.

While not currently a direct competitive threat to us, wholesale providers of data center space might change their business plan to compete with us directly or open new data centers, thus making large amounts of capacity available at a single point in time and facilitating the entry into the market or expansion of our direct competitors. Wholesale providers of data center space may compete with us for the acquisition of new sites, thereby increasing the average rental prices for suitable sites.

In addition, corporations that have already invested substantial resources in in-house data center operations may be reluctant to outsource these services to a third party, or may choose to acquire space within a wholesale provider’s data center, which would allow them to manage the equipment themselves. If existing customers were to conclude that they could provide the same service in-house at a lower cost, with greater reliability, with increased security or for other reasons, they might move such services in-house and we would lose customers and business.

We may also see increased competition for data center space and customers from wholesale data center providers, such as large real estate companies. Rather than leasing available space to large single tenants, real estate companies, including certain of our landlords, may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. In addition to the risk of losing customers to wholesale data center providers, this could also reduce the amount of space available to us for expansion in the future. As a result of such competition, we could suffer from downward pricing pressure and the loss of customers (and potential customers), which would have a material adverse effect on our business, financial condition and results of operations.

Please see “Industry Overview—Types of Data Centers” and “Business—Competition.”

Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

A customer’s decision to take space in one of our data centers typically involves a significant commitment of resources by us and by potential customers, who often require internal approvals. In addition, some customers will be reluctant to commit to locating in our data centers until they are confident that the data center has adequate available carrier connections and network density. As a result, we may have a long sales cycle lasting anywhere from three months for smaller customers to periods in excess of one year for some of our larger customers. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue.

The current slowdown in global economies and their delayed recovery may further impact this long sales cycle by making it extremely difficult for customers to accurately forecast and plan future business activities. This could cause customers to slow spending, or delay decision-making, on our services, which would delay and lengthen our sales cycle.

Delays due to the length of our sales cycle may have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

The operation of each of our data centers requires an extremely large amount of power and we are among the largest power consumers in certain cities in which we operate data centers. We cannot be certain that there will be adequate power in all of the locations in which we operate, or intend to open additional data centers. We attempt to limit exposure to system downtime caused by power outages by using back-up generators and uninterrupted power supply systems, or UPS systems; however, we may not be able to limit our exposure entirely even with these protections in place. We also cannot guarantee that the generators will always provide sufficient power or restore power in time to avoid loss of or damage to our customers’ and our equipment. Any loss of services or damage to equipment resulting from a temporary loss of or reduction in power at any of our data centers could harm our customers, reduce customers’ confidence in our services, impair our ability to attract new customers and retain existing customers, and result in us incurring financial obligations to our customers as they might be eligible for service credits pursuant to their service level agreements with us. Our customers may also seek damages from us.

In addition, we are susceptible to fluctuations in power costs in all of the locations in which we operate. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. Approximately 60% of our customers by revenue pay for electricity on a metered basis while the remainder of our customers pay for power “plugs.” While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered or recovered in a delayed fashion based on commercial reasons at the discretion of local management and as a result, may have a negative impact on our results of operations.

Although we have not experienced any power outages that have had a material impact on our financial condition in the past, power outages or increases in the cost of power to us could have a material adverse effect on our business, financial condition and results of operations.

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilize fully the available space at our existing data centers or our plans to open new data centers.

In each of our markets, we rely on third parties to provide a sufficient amount of power for current and future customers. Power and cooling requirements are generally growing on a per customer basis. Some of our customers are increasing and may continue to increase their use of high-density electrical power equipment, such as blade servers, which can significantly increase the demand for power per customer and cooling requirements for our data centers. Future demand for electrical power and cooling may exceed the designed electrical power and cooling infrastructure in our data centers. As the electrical power infrastructure is typically one of the most important limiting factors in our data centers, our ability to utilize available space fully may be limited. This, as well as any inability to secure sufficient power resources from third-party providers, could have a negative impact on the effective available capacity of a given data center and limit our ability to grow our business.

The ability to increase the power capacity or power infrastructure of a data center, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability and willingness to provide additional power, the length of time required to provide such power and/or whether it is feasible to upgrade the electrical infrastructure and cooling systems of a data center to deliver additional power to customers.

The availability of sufficient power may also pose a risk to the successful development of future data centers. In cities where we intend to open new data centers, we may face delays in obtaining sufficient power to operate our data centers. Our ability to secure adequate power sources will depend on several factors, including whether the local power supply is at or close to its limit, whether new connections for our data center would require the local power company to install a new substation or feeder and whether new connections for our data center would increase the overall risks of blackouts or power outages in a given geographic area.

If we are unable to utilize fully the physical space available within our data centers or successfully develop additional data centers or expand existing data centers due to restrictions on available electrical power or cooling, we may be unable to accept new customers or increase the services provided to existing customers, which may have a material adverse effect on our business, results of operations and financial condition.

A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If such contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

The majority of our customer contracts are entered into on a fixed-term basis for periods from three to five years, which, unless terminated in advance, are automatically renewed for subsequent one-year periods. Please see “Business—Customer Contracts.” For the nine months ended September 30, 2010, 53% of our Monthly Recurring Revenue was generated by contracts with terms of one year or less remaining. Consequently, a large part of our customer base could either terminate their contracts with us at relatively short notice, or seek to re-negotiate the pricing of such contracts downwards, which, if either were to occur, would have a material adverse effect on our business, financial condition and results of operations.

Our inability to use all or part of our deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

As at September 30, 2010, we had €35.6 million of recognized and €11.7 million of unrecognized, deferred tax assets. We cannot assure you that we will generate sufficient profit in the relevant jurisdictions to utilize these deferred tax assets fully. In addition, applicable law could change in one or more jurisdictions in which we have deferred tax assets, rendering such assets unusable. Either such event would cause us to pay taxes in greater amounts than would otherwise occur, which may have a material adverse effect on our results of operations.

Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

Our operating results have fluctuated in the past and may continue to fluctuate in the future, due to a variety of factors, which include:

•	demand for our services;

•	competition from other data center operators;

•	the cost and availability of power;

•	the introduction of new services by us and/or our competitors;

•	data center expansion by us and/or our competitors;

•	changes in our pricing policies and those of our competitors;

•	a change in our customer retention rates;

•	economic conditions affecting the Internet, telecommunications and e-commerce industries; and

•	changes in general economic conditions.

Any of the foregoing factors, or other factors discussed elsewhere in this Prospectus, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues during the past three financial years, this growth rate is not necessarily indicative of future operating results. In addition, a relatively large portion of our expenses cannot be reduced in the short-term, particularly personnel and property costs and part of our power costs, which means that our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future periods may fail to meet the expectations of securities analysts or investors. If this happens, the market price of our ordinary shares may decline significantly.

We are dependent on third-party suppliers for equipment, technology and other services.

We contract with third parties for the supply of equipment (including generators, UPS systems and cabinet equipment) on which we are dependent to operate our business. Poor performance by, or any inability of, our suppliers to provide necessary equipment, products and services could have a negative effect on our reputation and harm our business.

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

Our success depends upon our ability to attract, retain and motivate highly-skilled employees, including the data center personnel who are integral to the establishment and running of our data centers, as well as sales and marketing personnel who play a large role in attracting and retaining customers. Due to several factors, including the rapid growth of the Internet, there is aggressive competition for experienced data center employees. We compete intensely with other companies to recruit and hire from this limited pool. In addition, the training of new employees requires a large amount of our time and resources. If we cannot attract, train and retain qualified personnel, we may be unable to expand our business in line with our strategy, compete for new customers or retain existing customers, which could cause our business, financial condition and results of operations to suffer.

Our future performance also depends to a significant degree upon the continued contributions of our senior management team. The loss of any member of our senior management team could significantly harm us. To the extent that the services of members of our senior management team would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. There can be no assurance that we would be able to locate or employ such personnel on acceptable terms or on a timely basis.

Our failure to maintain competitive compensation packages, including equity incentives, may be disruptive to our business. If one or more of our key personnel resigns from our company to join or form a competitor, the loss of such personnel and any resulting loss of existing or potential customers to any such competitor could harm our business, financial condition and results of operations. In addition, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by departed personnel.

Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable and secure services. A number of factors may disrupt our ability to provide services to our customers, including:

•	human error;

•	power loss;

•	physical or electronic security breaches;

•	terrorist acts;

•	interruptions to the fiber network;

•	hardware and software defects;

•	fire, earthquake, flood and other natural disasters;

•	improper maintenance by our landlords; and

•	sabotage and vandalism.

Disruptions at one or more of our data centers, whether or not within our control, could result in service interruptions or significant equipment damage, leading to significant costs and revenue reductions. Please see “—Risks Related to our Industry—Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.”

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

We may incur substantial indebtedness in the future, which could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	restrict us from making strategic acquisitions;

•

limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities, thereby placing us at a competitive disadvantage if our competitors are not as highly leveraged;

•	increase our vulnerability to general adverse economic and industry conditions; or

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness if we do not maintain specified financial ratios, thereby reducing the availability of our cash flow.

If we increase our indebtedness by borrowing under our revolving credit facility or incur other new indebtedness, the risks described above would increase.

Our insurance may not be adequate to cover all losses.

The insurance we maintain covers material damage to property, business interruption and third-party liability. This insurance contains limitations on the total coverage for damage due to catastrophic events, such as flooding or terrorism. In addition, there is an overall cap on our general insurance coverage of €34 million in any one year. There is, therefore, a risk that if one or more data centers were damaged, the total amount of the loss would not be recoverable by us. As we have multiple data centers in close proximity to each other located in Amsterdam, Frankfurt, Paris and Dublin, this increases the chance of us suffering uninsured losses.

Also, our insurance policies include customary exclusions, deductibles and other conditions that could limit our ability to recover losses. In addition, some of our policies are subject to limitations involving co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss that is uninsured or that exceeds policy limits, or if customers consider that there is a significant risk that such an event will occur, this may negatively affect our reputation, business, financial condition and results of operations.

Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

We have service level agreements with substantially all of our customers in which we provide various guarantees regarding our level of service. Our inability to provide services consistent with these guarantees may lead to large losses for our customers, who consequently may be entitled to service credits for their accounts or to terminate their relationship with us. We have issued service credits to customers in the past due to our failure to meet service level commitments, as was the case in connection with an outage in some cabinets in one of our Paris data centers in 2009, and we may do so in the future. We cannot be sure that our customers will accept these service credits as compensation in the future. Our failure or inability to meet a customer’s expectations or any deficiency in the services we provide to customers could result in a claim against us for substantial damages. Provisions contained in our agreements with customers attempting to limit damages, including provisions to limit liability for damages, may not be enforceable in all instances or may otherwise fail to protect us for liability damages.

We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centers.

One of our key service offerings is our high level of physical premises security. Many of our customers entrust their key strategic IT services and applications to us due, in part, to the level of security we offer. A party who is able to breach our security could physically damage our and our customers’ equipment and/or misappropriate either our proprietary information or the information of our customers or cause interruptions or malfunctions in our operations.

There can be no assurance that the security of any of our data centers will not be breached or the equipment and information of our customers put at risk. Any security breach could have a serious effect on our reputation and could prevent new customers from choosing our services and lead to customers terminating their contracts early and seeking to recover losses suffered, which could have a material adverse effect on our business, financial condition and results of operations. We may incur significant additional costs to protect against physical premises security breaches or to alleviate problems caused by such breaches.

We face risks relating to foreign currency exchange rate fluctuations.

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenues and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish krona. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we currently cannot predict.

The slowdown and delayed recovery in the global financial markets could continue to have an adverse effect on our business and our financial condition. If the market conditions continue to remain weak or uncertain, some of our customers may have difficulty paying us and we may experience increased churn in our customer base. Our sales cycle could also continue to be lengthened as customers slow spending, or delay decision-making, on our services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers.

Additionally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so, which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

Risks Related to our Industry

The European data center industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data center capacity and/or a general decrease in demand for data center services could have an adverse impact on industry pricing and profit margins.

Between 2001 and 2004, the European data center industry suffered from overcapacity due to difficult telecommunications and technology market conditions when the value of many new Internet-based companies fell after a period of significant growth. During the period of growth, many customers contracted to use more space than they needed and in the downturn in the market that followed, the number of Internet-related business failures increased significantly, resulting in high levels of customer churn due to the termination or non-renewal of contracts.

A substantial increase in the supply of new data center capacity in the European data center market and/or a general decrease in demand, or in the rate of increase in demand, for data center services could have an adverse impact on industry pricing and profit margins. If there is not sufficient customer demand for data center services, our business, financial condition and operating results would be adversely affected.

If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

The Internet and telecommunications industries are characterized by rapidly changing technology, evolving industry standards and changing customer needs. Accordingly, our future success will depend, in part, on our ability to meet the challenge of these changes. Among the most important challenges that we may face are the need to: continue to develop our strategic and technical expertise, influence and respond to emerging industry standards and other technological changes, enhance our current services and develop new services that meet changing customer needs.

All of these challenges must be met in a timely and cost-effective manner. Some of our competitors may have greater financial resources, which would allow them to react better or more quickly to changes than we may be able to. We may not effectively meet these challenges as rapidly as our competitors or at all and our failure to do so could harm our business.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

Due to the high volume of important data that passes through data centers, there is a real risk that terrorists seeking to damage financial and technological infrastructure view data centers generally, and those in concentrated areas specifically, as potential targets. These factors may increase our costs due to the need to provide enhanced security, which would have a material adverse effect on our business, financial condition and results of operations if we were unable to pass such costs on to our customers. These circumstances may also adversely affect the ability of companies, including ourselves, to raise capital. We may not have adequate property and liability insurance to cover terrorist attacks.

In addition, we depend heavily on the physical infrastructure (particularly as it relates to power) that exists in the markets in which we operate. Any damage to such infrastructure, particularly in the major European markets such as Amsterdam, Frankfurt, London, Madrid and Paris, where we derive a substantial amount of our revenue and which are likely to be more prone to terrorist activities, may materially and adversely affect our business.

Our carrier neutral business model depends on the presence of numerous telecommunications carrier networks in our data centers.

The presence of diverse telecommunications carriers’ fiber networks in our data centers is critical to our ability to retain and attract new customers. We are not a telecommunications carrier and as such we rely on third parties to provide our non-carrier customers with carrier services. We cannot assure you that the carriers operating within our data centers will not cease to do so. For example, as a result of strategic decisions or consolidations, some carriers may decide to downsize or terminate connectivity within our data centers, which could have an adverse effect on our business, financial condition and results of operations.

We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims, as well as reputational damage, based on the nature and content of the materials disseminated from our data centers, including on the grounds of allegations of the illegality of certain activities carried out by customers through their equipment located in our data centers. For example, lawsuits may be brought against us claiming that content distributed by our customers may be regulated or banned. Our general liability insurance may not cover any such claim or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails (“spam”), which may be viewed as offensive by recipients, from servers hosted at our data centers to a number of people, typically to advertise products or services. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to spam. Although our contracts with our customers prohibit them from spamming, there can be no assurance that customers will not engage in this practice, which could subject us to claims for damages, damage our reputation and have a material adverse effect on our business.

Risks Related to Regulation

Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce, across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

Laws and governmental regulations governing Internet-related services, related communications services and information technology and electronic commerce continue to evolve. This is true across the various European countries in which we operate. In particular, the laws regarding privacy and those regarding gambling and other activities that certain countries deem illegal are continuing to evolve.

Changes in laws or regulations (or the interpretation of such laws or regulations) or national or EU policy affecting our activities and/or those of our customers and competitors, including regulation of prices and interconnection arrangements, regulation of access arrangements to types of infrastructure, regulation of privacy requirements through the protection of personal data and regulation of activity considered illegal through rules affecting data center and managed service providers could materially adversely affect our results by decreasing revenue, increasing costs or impairing our ability to offer services.

The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

We are subject to various environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and technological equipment, the maintenance of warehouse facilities and the generation and use of electricity. Certain of these laws and regulations are capable of imposing liability for the entire cost of the investigation and remediation of contaminated sites, without regard to fault or the lawfulness of the disposal activity, on former owners and operators of real property and persons who have disposed of or released hazardous substances at any location. Compliance with these laws and regulations could impose substantial ongoing compliance costs and operating restrictions on us.

Hazardous substances or regulated materials of which we are not aware may be present at data centers leased and operated by us. If any such contaminants are discovered at our data centers, we may be responsible under applicable laws, regulations or leases for any required removal or clean-up or other action at substantial cost.

Our facilities contain tanks and other containers for the storage of diesel fuel and significant quantities of lead acid batteries to provide back-up power. We cannot guarantee that our environmental compliance program will be able to prevent leaks or spills in these or other technical installations.

In addition, as consumers of substantial amounts of electricity, we may be affected by the new UK Carbon Reduction Commitment Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010 introducing a mandatory cap and trade scheme from April 1, 2010 applying to organizations, including our own, whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC is calendar year 2008). Potential impacts on our data centers in the UK include the costs associated with improving energy efficiency and the administrative costs of participating in the Scheme. We will be required to purchase emissions allowances from the UK Government to cover our direct and indirect emissions in April of each year of the Scheme beginning in April 2011 (as the first year of the Scheme is a reporting year only). The revenue generated by the sale/auction of allowances is then recycled back to participants based on their percentage of emissions plus or minus a bonus/penalty based on their performance under the Scheme relative to other Scheme participants (as set out in the CRC league table). The cost of the Scheme depends on our ability to implement energy efficiency improvements during the term of the Scheme. The cost could increase in the later years of the Scheme, as allowances will be auctioned after the initial three-year introductory phase (as opposed to sold at a fixed price of £12/tonne), the rate of the bonus/penalty payments will increase from +/- 10% to +/-50% from the first to the fifth year of the Scheme, and the technical opportunities to improve energy efficiency may become more limited and expensive once the most cost effective improvements have already been made.

Our data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. In addition, further to the Copenhagen Accord in respect of international climate change negotiations agreed at the UN Climate Change Summit in December 2009, the European Union has announced its commitment to reduce the greenhouse gas emissions across the European Union by 20% compared to 1990 levels (rising to 30% if other developed countries commit to comparable emission reduction targets and developing countries contribute adequately according to their responsibilities and respective capabilities). It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

Non-compliance with, or liabilities under, existing or future environmental or health and safety laws and regulations, including failure to hold requisite permits, or the adoption of more stringent requirements in the future, could result in fines, penalties, third-party claims and other costs that could have a material adverse effect on us.

Risks Related to the Offering

Because the initial public offering price is substantially higher than our net tangible book value per ordinary share, you will incur immediate and substantial dilution.

The initial public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to the offering. Accordingly, if you purchase our ordinary shares in this offering, you will incur immediate dilution of approximately U.S. $7.34 in the net tangible book value per ordinary share from the price you pay for our ordinary shares, representing the difference between:

•	the assumed initial public offering price of U.S.$12.00 per ordinary share (the midpoint of the estimated initial public offering price range set forth on the front cover of this Prospectus), and

•	the pro forma as adjusted net tangible book value per ordinary share of U.S.$4.66 as of September 30, 2010.

You may find additional information in the section entitled “Dilution” in this Prospectus. If we issue additional shares in the future, you may experience further dilution. In addition, you may experience further dilution to the extent that ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of our outstanding share options will be issued at a purchase price on a per share basis that is less than the initial public offering price per share in this offering.

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares. Our ordinary shares are expected to be approved for listing on the NYSE. If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares is determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ordinary shares after this initial public offering. We cannot assure you that an active trading market for our ordinary shares will develop or that the market price of our ordinary shares will not decline below the initial public offering price.

The market price for our ordinary shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including, but not limited to, the following:

•	announcements of new products and services by us or our competitors;

•	technological breakthroughs in the data center, networking or computing industries;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and financial markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	cost and availability of power and cooling capacity;

•	cost and availability of additional space inventory either through lease or acquisition in our target markets;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	changes in demand for interconnection and colocation products and services in general or at our facilities in particular;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other data center companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares, including those issued upon the exercise of our outstanding share options, following this offering, the market price of our ordinary shares could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and price we deem appropriate. The ordinary shares offered in this offering will be eligible for immediate resale in the public market without restrictions. Shares held by our existing shareholders may also be sold in the public market in the future if registered under the Securities Act of 1933, as amended (the “Securities Act”), or if such shares qualify for an exemption from registration, including by reason of Rules 144 or 701 under the Securities Act, and subject to the 150-day lock-up period described below. Additionally, we intend to register all of our ordinary shares that we may issue under our employee stock ownership plans. Once we register those shares, they can be freely sold in the public market upon issuance, unless pursuant to their terms these stock awards have transfer restrictions attached to them. In connection with this offering, we have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days after the date of this Prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Barclays Capital Inc. Our executive officers and directors and our other existing security holders and option holders have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days after the date of this Prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. If any existing shareholder or shareholders sell a substantial amount of shares after the expiration of the lock-up period, the prevailing market price for our shares could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions.

You may not be able to exercise pre-emptive rights.

Holders of our ordinary shares will generally have a preferential subscription right, or pre-emptive right, to subscribe on a pro rata basis for issuances of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by our general meeting of shareholders, or, if so designated by our general meeting of shareholders, by our board of directors. In a general meeting of our shareholders to be held prior to the completion of this offering, a proposal will be submitted to designate our board of directors as the corporate body with the power to limit or exclude pre-emptive rights in respect of any issue and/or grant rights to subscribe for ordinary shares. Such designation will be limited to our authorized share capital from time to time and will be effective for a period of five years. As a result, we may issue additional shares for future acquisitions or other purposes while excluding any pre-emptive rights. If we issue additional shares without pre-emptive rights, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our shares.

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We believe that our current cash, anticipated cash flow from operations and proceeds from our high yield note issuance will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or utilize our existing or obtain a new credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would limit our ability to pay dividends or require us to seek consents for the payment of dividends, increase our vulnerability to general adverse economic and industry conditions, limit our ability to pursue our business strategies, require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs, and limit our flexibility in planning for, or reacting to, changes in our business and our industry. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

We have never declared or paid any dividends on our ordinary shares and currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our and our subsidiaries’ indebtedness. In that regard, our wholly-owned subsidiaries are limited in their ability to pay dividends or otherwise make distributions to us. Under Dutch law, we may only pay dividends out of profits as shown in our adopted annual accounts. We will only be able to declare and pay dividends to the extent our equity exceeds the sum of the paid and called up portion of our ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law and our articles of association. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. The remaining profits will be at the disposal of our general meeting of shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides. Our board of directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. You should refer to the “Dividend Policy” section in this Prospectus for additional information regarding our current dividend policy.

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in The Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law may not be as clearly established as under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors will be required by Dutch law to consider the interests of our company, our shareholders, our employees and other stakeholders in all cases with reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. We anticipate that all of our shareholder meetings will take place in The Netherlands.

In addition, the rights of holders of ordinary shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See “Description of Capital Stock.”

The provisions of Dutch corporate law and our articles of association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of our board of directors than if we were incorporated in the United States. See “Description of Capital Stock.”

The interests of our principal shareholders may be inconsistent with your interests.

Following this offering, private equity investment funds affiliated with Baker Capital will indirectly own 47.5%, on a fully diluted basis, of our equity. Upon completion of this offering, we will also enter into a shareholders agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our board of directors, including the right to nominate the chairman of our board of directors. Please see “Related Party Transactions—Shareholders Agreement with Baker Capital.” As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

We are a foreign private issuer and, as a result, as permitted by the listing requirements of the NYSE, we may rely on certain home country governance practices rather than the corporate governance requirements of the NYSE.

We intend to comply with the corporate governance rules of the NYSE. However, as a foreign private issuer, we are permitted by the listing requirements of the NYSE to rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. For an overview of our corporate governance principles, see “Management—Corporate Governance.” Accordingly, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

You may be unable to enforce judgments obtained in U.S. courts against us.

We are incorporated under the laws of The Netherlands, and all or a substantial portion of our assets are located outside of the United States and certain of our directors and officers and certain other persons named in this Prospectus are, and will continue to be, non-residents of the United States. As a result, although we have appointed an agent for service of process in the United States, it may be difficult or impossible for United States investors to effect service of process within the United States upon us or our non-U.S. resident directors and officers or to enforce in the United States any judgment against us or them including for civil liabilities under the United States securities laws. Therefore, any judgment obtained in any United States federal or state court against us may have to be enforced in the courts of The Netherlands, or such other foreign jurisdiction, as applicable. Because there is no treaty or other applicable convention between the United States and The Netherlands with respect to legal judgments, a judgment rendered by any United States federal or state court will not be enforced by the courts of The Netherlands unless the underlying claim is relitigated before a Dutch court. Under current practice, however, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim (i) if that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) if that judgment does not contravene public policy of The Netherlands and (iii) if the jurisdiction of the United States federal or state court has been based on grounds that are internationally acceptable. Investors should not assume, however, that the courts of The Netherlands, or such other foreign jurisdiction, would enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the United States securities laws or that such courts would enforce, in original actions, liabilities against us predicated solely upon such laws. See “Enforceability of Civil Liabilities.”

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including without limitation, capital expenditures relating to the expansion of existing data centers and the construction of new data centers. Our management will have broad discretion in the application of these net proceeds and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of these net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or in assets that lose value. See “Use of Proceeds.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act and related rules implemented by the U.S. Securities and Exchange Commission (the “SEC”) and the NYSE have imposed increased regulation and required enhanced corporate governance practices for public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

FORWARD-LOOKING STATEMENTS

This Prospectus includes forward-looking statements. All statements other than statements of historical fact included in this Prospectus regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this Prospectus includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this Prospectus describe additional factors that could adversely affect our business, financial condition or results of operations. We urge you to read the sections of this Prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Industry Overview” and “Business” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this Prospectus are based on information available to us on the date of this Prospectus. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Prospectus.

MARKET, ECONOMIC AND INDUSTRY DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Prospectus consists of estimates based on data and reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources which we believe to be reliable, including third parties or industry or general publications, neither we nor the underwriters have independently verified that data. Similarly, our internal estimates have not been verified by any independent sources.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Financial Information

Unless otherwise indicated, the financial information in this Prospectus has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The significant IFRS accounting policies applied to our financial information in this Prospectus have been applied consistently.

Financial Information

The financial information included in “Financial Statements” is covered by the auditors’ report included therein which was prepared in accordance with standards issued by the Public Company Accounting Oversight Board (United States).

EBITDA and Adjusted EBITDA

In this Prospectus we refer to our EBITDA and Adjusted EBITDA. We define EBITDA as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items and include share of profits (losses) of non-group companies. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Additional Key Performance Indicators

In addition to EBITDA and Adjusted EBITDA, our management also uses the following key performance indicators as measures to evaluate our performance:

•

Equipped Space: the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors;

•

Utilization Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space; Revenue Generating Space is defined as the amount of Equipped Space that is billed on the relevant date. Some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%;

•

Recurring Revenue Percentage: Recurring Revenue during the relevant period as a percentage of total revenue in the same period. Recurring Revenue comprises revenue that is incurred monthly from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded. Monthly Recurring Revenue is the contracted Recurring Revenue over a full month excluding power usage revenues, amortized set-up fees and the sub-leasing of office space; and

•

Average Monthly Churn: the simple average of the Churn Percentage in each month of the relevant period. Churn Percentage in a month is the contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.

EBITDA, Adjusted EBITDA, Recurring Revenue and Average Monthly Churn are all non-GAAP measures. Together with the other key performance indicators listed above, they serve as additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement for, or alternatives to, measures such as cash flows from operating activities and operating profit as defined and required under IFRS. We believe that EBITDA, Adjusted EBITDA and our other key performance indicators are measures commonly used by analysts, investors and peers in our industry. Accordingly, we have disclosed this information to permit a more complete analysis of our operating performance. EBITDA, Adjusted EBITDA and our other key performance indicators, as we calculate them, may not be comparable to similarly titled measures reported by other companies. For a reconciliation of EBITDA and Adjusted EBITDA to operating profit/(loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA.” EBITDA, Adjusted EBITDA and our other key performance indicators listed above may not be indicative of our historical results of operations, nor are they meant to be predictive of future results.

Currency Presentation and Convenience Translations

Unless otherwise indicated, all references in this Prospectus to “euro” or “€” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended. All references to “dollars,” “$,” “U.S. $” or “U.S. dollars” are to the lawful currency of the United States. We prepare our financial statements in euro.

Solely for convenience, this Prospectus contains translation of certain euro amounts into U.S. dollars based on the noon buying rate of €1.00 to U.S. $1.3601 and €1.00 to U.S. $1.4332 in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 and December 31, 2009, respectively. These translation rates should not be construed as representations that the euro amounts have been, could have been or could be converted into U.S. dollars at that or any other rate. See “Exchange Rate Information.”

Metric Convenience Conversion

This Prospectus contains certain metric measurements and for your convenience, we provide the conversion of metric units into U.S. customary units. The standard conversion relevant for this Prospectus is approximately 1 meter = 3.281 feet or 1 square meter = 10.764 square feet.

Rounding

Certain financial data in this Prospectus, including financial, statistical and operating information have been subject to rounding adjustment. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this Prospectus may not conform exactly to the total figure given for that column or row. Percentages in tables have been rounded and accordingly may not add up to 100%.

No Incorporation of Website Information

The contents of our website do not form part of this Prospectus.

EXCHANGE RATE INFORMATION

We publish our financial statements in euro. The conversion of euro into U.S. dollars in this Prospectus is solely for the convenience of readers. Exchange rates of euro into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from euro to U.S. dollars and from U.S. dollars to euro in this Prospectus were made at a rate of €1.00 to U.S. $1.3601, the noon buying rate in effect as of September 30, 2010. We make no representation that any euro or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the euro and the U.S. dollar for the periods indicated.

	Low	High
	(U.S. $ per €1.00)
Month ended:
July 31, 2010	1.2464	1.3069
August 31, 2010	1.2652	1.3282
September 30, 2010	1.2708	1.3638
October 31, 2010	1.3688	1.4066
November 30, 2010	1.3036	1.4224
December 31, 2010	1.3089	1.3395
January (through January 7)	1.2944	1.3371

Average for Period(1)
(U.S. $ per €1.00)
Year ended December 31,:
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3211

Source: Federal Reserve Bank of New York

Note:

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

On January 7, 2011, the noon buying rate was €1.00 to U.S. $1.2944.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately U.S. $176.6 million, assuming an initial public offering price of U.S. $12.00 per ordinary share, being the midpoint of the estimated range of the initial public offering price after deducting underwriting discounts and estimated aggregate offering expenses payable by us. A U.S. $1.00 increase (decrease) in the assumed public offering price of U.S. $12.00 per ordinary share would increase (decrease) the net proceeds to us from this offering by U.S. $15.3 million, after deducting underwriting discounts and estimated aggregate offering expenses payable by us and assuming no other change to the number of ordinary shares offered by us as set forth on the cover page of this Prospectus. We will not receive any proceeds from the sale of ordinary shares being offered by the selling shareholders, which includes members of our senior management (including any ordinary shares sold by the selling shareholders pursuant to the underwriters’ option to purchase additional ordinary shares), although we will receive the exercise price in respect of any options to purchase ordinary shares that are exercised by selling shareholders in connection with this offering.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

CAPITALIZATION

The following table sets forth on a consolidated basis, our cash and cash equivalents and our capitalization as of September 30, 2010:

•	on an actual basis;

•	on an adjusted basis to give effect to the November 2010 offering of €60 million 9.50% Senior Secured Notes due 2017 (the “Additional Notes”); and

•	on an adjusted basis to give effect to:

•	the offering of the Additional Notes;

•

the sale of 16,250,000 ordinary shares by us in this offering at an assumed initial public offering price of U.S. $12.00 per ordinary share, the midpoint of the range set forth on the cover page of this Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•

a five-to-one reverse stock split that is expected to occur on or before the closing of this offering and assuming no related issuance of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split, which will be effected by way of an amendment of our articles of association (see “Description of Capital Stock—Articles of Association and Dutch law”);

•

the automatic one-to-one conversion of 174,039,207 Preferred Shares into ordinary shares prior to the closing of this offering, which will be effected by way of an amendment of our articles of association (see “Description of Capital Stock—Articles of Association and Dutch Law”). For these purposes it is assumed that after giving effect to the reverse stock split and the related issuance of ordinary shares referred to above, the automatic one-for-one conversion would result in 34,807,842 ordinary shares; and

•

the issuance of 3,754,606 ordinary shares by us in the Preferred Shares Liquidation Price Offering, for these purposes assumed to be the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in the Preferred Shares Liquidation Price Offering, at an assumed initial public offering price of U.S. $12.00 per ordinary share, the midpoint of the range set forth on the cover page of this Prospectus, assuming an exchange rate of €1.00 to U.S. $1.2944 based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of January 7, 2011.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this Prospectus.

	As of September 30, 2010
	Actual		As Adjusted for the offering of the Additional Notes		As Further Adjusted
			(€’000)
Cash and cash equivalents	30,592	(1)	92,712	(2)	224,546	(3)

Debt (including current portion)
Finance lease liabilities	871		871		871
9.50% Notes due 2017	193,023	(4)	255,143	(5)	255,143	(5)
Other loans	4,538		4,538		4,538

Debt excluding revolving credit facility deferred financing costs(6)	198,432		260,552		260,552
Revolving credit facility deferred financing costs(6)	(1,206)		(1,206)		(1,206)

Total debt	197,226		259,346		259,346
Shareholders’ equity
Share capital	4,434		4,434		6,434
Share premium(7)	320,457		320,457		448,291
Foreign currency translation reserve	3,097		3,097		3,097
Accumulated deficit(8)	(184,690)		(184,690)		(184,690)

Total shareholders’ equity(8)	143,298		143,298		273,132
Total capitalization	340,524		402,644		532,478

Notes:

(1)	“Cash and cash equivalents” includes €4.4 million which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. To the extent all holders of Preferred Shares elect payment in cash of the liquidation price of their Preferred Shares, “Cash and cash equivalents” as adjusted would be decreased by €34,807,842.
(2)	As adjusted “Cash and cash equivalents” includes the net proceeds of the Additional Notes, after deducting underwriting discounts and commissions and our offering fees and expenses.
(3)	As further adjusted “Cash and cash equivalents” includes the net proceeds of the Additional Notes and the net proceeds of this offering, after deducting underwriting discounts and commissions and our offering fees and expenses in excess of €2.0 million, which amount has been deducted and is reflected in Actual “Cash and cash equivalents” as of September 30, 2010.
(4)	The net proceeds of the €200 million 9.50% Senior Secured Notes due 2017 (the “Original Notes”) are shown after deducting underwriting discounts and commissions and our offering fees and expenses.
(5)	As adjusted and As further adjusted “9.50% Notes due 2017” includes the net proceeds of the Additional Notes, after deducting underwriting discounts and commissions and our offering fees and expenses.
(6)	We reported deferred financing costs of €1.2 million in connection with entering into our revolving credit facility, which is currently undrawn.
(7)	“Share premium” has been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3601. See “Exchange Rate Information” for additional information.
(8)	Adjustment represents the write-off of deferred financing fees and related refinancing premium in respect of our credit facilities that were refinanced with the proceeds of the Original Notes.

DILUTION

If you invest in our ordinary shares you will be diluted to the extent of the difference between the public offering price per ordinary share and the net tangible book value per ordinary share immediately after the completion of this offering. Net tangible book value represents the amount of our total assets less our total liabilities, excluding net deferred tax assets, deferred finance costs and intangible assets, divided by, the total number of our ordinary and Preferred Shares outstanding at September 30, 2010.

At September 30, 2010, we had a net tangible book value of U.S. $127.3 million, corresponding to a net tangible book value of U.S. $0.57 per ordinary share (based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3601).

After giving effect to (i) the issue and sale by us of ordinary shares offered by us in this offering, (ii) the automatic one-to-one conversion of Preferred Shares into ordinary shares, (iii) the five-to-one reverse stock split that is expected to occur on or before the closing of this offering and assuming no related issuance of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split, and (iv) the issue of 3,754,606 ordinary shares, which is the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in the Preferred Shares Liquidation Price Offering, and assuming an offering price of U.S. $12.00 per ordinary share, the midpoint of the price range set forth on the cover page of this Prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated at September 30, 2010 would have been approximately U.S. $303.9 million, representing U.S. $4.66 per ordinary share. See “Summary—The Offering.” This represents an immediate increase in net tangible book value of U.S. $1.79 per ordinary share to existing shareholders and an immediate dilution in net tangible book value of U.S. $7.34 per ordinary share to new investors purchasing shares in this offering. Dilution for this purpose represents the difference between the price per ordinary share paid by these purchasers and net tangible book value per ordinary share immediately after the completion of the offerings.

The following table illustrates this dilution to new investors purchasing ordinary shares in the global offering:

As of September 30, 2010
Ordinary shares(1)
U.S. $
Net tangible book value per share as of September 30, 2010	2.87
Increase in net tangible book value per share attributable to new investors	1.79
Pro forma net tangible book value per share after the offering	4.66
Dilution per share to new investors	7.34
Percentage of dilution in net tangible book value per share for new investors(2)	61%

(1)	Translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3601. See “Exchange Rate Information” for additional information.
(2)	Percentage of dilution for new investors is calculated by dividing the dilution in net tangible book value for new investors by the price of the offering.

Each U.S. $1.00 increase (decrease) in the offering price per ordinary share, would increase (decrease) the net tangible book value after this offering by U.S. $0.26 per ordinary share and the dilution to investors in the offering by U.S. $0.26 per ordinary share, assuming that the number of shares offered in the offering, as set forth on the cover page of this Prospectus, remains the same.

The following table sets forth, as of September 30, 2010, on the same basis described above:

•	the total number of ordinary shares owned by existing shareholders and to be owned by new investors purchasing ordinary shares in this offering;

•	the total consideration paid by our existing shareholders and to be paid by new investors purchasing ordinary shares in this offering; and

•	the average price per ordinary share paid by existing shareholders and to be paid by new investors purchasing ordinary shares in this offering.

The table excludes the impact of the following items:

•

4,107,774 ordinary shares issuable upon the exercise of options outstanding under our 2008 equity incentive plan, as of September 30, 2010 (after giving effect to the five-to-one reverse stock split); and

•	897,721 additional ordinary shares reserved for issuance under our 2008 equity incentive plan, as of September 30, 2010 (after giving effect to the five-to-one reverse stock split).

	Ordinary Shares Purchased(1)		Total Consideration			Average Price Per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	48,738,477	75.0	$441,884,249	(2)	69.4	$9.07
New shareholders	16,250,000	25.0	$195,000,000		30.6	$12.00

Total	64,988,477	100%	$636,884,249		100%	$9.79

(1)	The number of ordinary shares disclosed for the existing shareholders includes (i) the automatic one-to-one conversion of Preferred Shares to ordinary shares, (ii) the five-to-one reverse stock split that is expected to occur on or before the closing of this offering and assuming no related issuance of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split, (iii) the issuance of 604,790 ordinary shares upon the assumed exercise of options in connection with this offering, and (iv) the issuance of 3,754,606 ordinary shares, the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in the Preferred Shares Liquidation Price Offering based on the midpoint of the price range set forth on the cover page of this Prospectus and assuming an exchange rate of €1.00 to U.S. $1.2944 based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of January 7, 2011. See “Summary—The Offering.”
(2)	Total consideration paid by existing shareholders is based on share capital and share premium as of September 30, 2010, includes all share-based compensation through September 30, 2010 and is based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3601.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not currently anticipate paying dividends on our ordinary shares. Our board of directors will have the discretion to determine to what extent profits shall be retained by way of a reserve. Our board of directors, in determining to what extent profits shall be retained by way of a reserve, will consider our ability to declare and pay dividends in light of our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that it may deem relevant. In addition, our outstanding €260 million 9.50% Senior Secured Notes due 2017 and our credit agreements limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. The remaining profits will be at the disposal of our general meeting of shareholders for distribution of a dividend or to be added to the reserves or for such other purposes as our general meeting of shareholders decides. To the extent we pay dividends in euro, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euro. Shareholders will bear any costs related to the conversion of euro into U.S. dollars.

We are a holding company incorporated in The Netherlands. Under Dutch law, we may only pay dividends subject to our ability to service our debts as they fall due in the ordinary course of our business and subject to Dutch law and our articles of association. See “Description of Capital Stock—Dividends and Distributions.” We rely on dividends paid to us by our wholly-owned subsidiaries in the United Kingdom, France, Germany, Austria, The Netherlands, Ireland, Spain, Sweden, Switzerland, Belgium and Denmark to fund the payment of dividends, if any, to our shareholders.

SELECTED FINANCIAL DATA

The following selected financial data as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this Prospectus. The selected financial data as of and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements not included in this Prospectus. The following selected financial data for the nine months ended September 30, 2010 and 2009 and as of September 30, 2010 have been derived from our unaudited consolidated interim financial statements included elsewhere in this Prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. Our audited consolidated financial statements included in this Prospectus have been prepared and presented in accordance with IFRS as issued by the International Accounting Standards Board and have been audited by KPMG Accountants N.V., an independent registered public accounting firm.

You should read the selected financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	Nine months ended September 30,			Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2009(1)	2009	2008	2007(2)(3)	2006(2)	2005(2)
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)		(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Income statement data
Revenue	207,856	152,824	126,611	246,035	171,668	138,180	100,450	74,142	57,971
Cost of sales	(92,306)	(67,867)	(58,163)	(112,575)	(78,548)	(63,069)	(51,998)	(43,719)	(35,965)

Gross profit	115,550	84,957	68,448	133,460	93,120	75,111	48,452	30,423	22,006
Other income	399	293	629	1,069	746	2,291	988	549	568
Sales and marketing costs	(15,317)	(11,262)	(8,439)	(16,128)	(11,253)	(9,862)	(7,297)	(6,715)	(4,610)
General and administrative costs	(54,020)	(39,717)	(36,180)	(72,560)	(50,628)	(35,352)	(34,837)	(26,664)	(12,918)

Operating profit/(loss)	46,612	34,271	24,458	45,841	31,985	32,188	7,306	(2,407)	5,046
Net finance expense	(31,719)	(23,321)	(4,387)	(8,955)	(6,248)	(3,713)	(4,126)	(697)	(254)

Profit/(loss) before taxation	14,893	10,950	20,071	36,886	25,737	28,475	3,180	(3,104)	4,792
Income tax benefit (expense)	(7,864)	(5,782)	(4,642)	1,025	715	8,899	10,405	3,736	14,319

Net income	7,029	5,168	15,429	37,911	26,452	37,374	13,585	632	19,111

Basic earnings per share	0.03	0.02	0.07	0.17	0.12	0.17	0.06	0.00	0.11

Cash flow statement data
Net cash flows from operating activities	65,976	48,508	37,293	73,635	51,378	35,991 (4)	24,756	14,797	7,787
Net cash flows from investing activities	(109,708)	(80,662)	(75,987)	(144,680)	(100,949)	(92,252)	(49,548)	(19,726)	(4,868)
Net cash flows from financing activities	41,630	30,608	20,510	28,326	19,764	82,057	45,419	9,485	150
Capital expenditures(5)	(107,602)	(79,113)	(74,986)	(143,290)	(99,979)	(91,123)	(48,838)	(18,377)	(4,868)

	Nine months ended September 30,		Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009(1)	2009	2008	2007(2)(3)	2006(2)	2005(2)
	(U.S. $’000)	(€’000)	(U.S. $’000)	(€’000)
Balance sheet data
Trade and other current assets	78,653	57,829	79,700	55,610	49,874	29,313	20,758	13,727
Cash and cash equivalents(6)	41,608	30,592	45,867	32,003	61,775	35,848	15,042	10,374

Current assets	120,261	88,421	125,567	87,613	111,649	65,161	35,800	24,101
Non-current assets(3)	511,727	376,242	459,207	320,407	250,307	145,016	99,641	81,191
Total assets	631,988	464,663	584,774	408,020	361,956	210,177	135,441	105,292

Shareholders’ equity	194,900	143,298	192,589	134,377	104,926	69,158	37,942	36,994
Current liabilities	139,430	102,515	173,265	120,894	122,322	74,271	58,463	38,090
Non-current liabilities	297,658	218,850	218,920	152,749	134,708	66,748	39,036	30,208
Total liabilities	437,088	321,365	392,185	273,643	257,030	141,019	97,499	68,298

Total liabilities and shareholders’ equity	631,988	464,663	584,774	408,020	361,956	210,177	135,441	105,292

Notes:

(1)	The “Income statement data,” “Cash flow statement data” and “Balance sheet data” as of and for the nine months ended September 30, 2010 and the year ended December 31, 2009 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 and December 31, 2009 for euro into U.S. dollars of €1.00 = U.S. $1.3601 and €1.00 = U.S. $1.4332, respectively. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities was reclassified to the line item “Other income.” Fiscal years 2007, 2006 and 2005 figures have been adjusted to reflect the same reclassification.
(3)	In fiscal year 2007, the useful economic lives of certain data center assets were increased from 10 to 15 years. This change of accounting estimate was applied from January 1, 2007. This extension in the useful economic lives of certain data center assets resulted in an estimated decrease in depreciation of €3.6 million during the fiscal year 2007. Additionally, fiscal year 2007 figures have been adjusted to reflect the impairment of €1,885,000 in the “Depreciation, amortization and impairments” line item instead of in the “Exceptional general and administrative costs” line item.
(4)	The 2008 “Net cash flows from operating activities” include a reclassification for foreign exchange results on working capital balances.
(5)	Capital expenditures represent payments to acquire tangible fixed assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment.”
(6)	Cash and cash equivalents includes €4.4 million, €3.9 million, €3.9 million, €3.6 million and €3.4 million as of September 30, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006, respectively, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements and notes thereto and with the financial information presented in the section entitled “Selected Financial Data” included elsewhere in this Prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “—Liquidity and Capital Resources” below and “Risk Factors” above. All forward-looking statements in this Prospectus are based on information available to us as of the date of this Prospectus and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading carrier-neutral colocation data center services provider in Europe. Our core offering is carrier-neutral colocation services, which we sell to over 1,100 customers. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering is carrier-neutral colocation services, which includes space, uninterrupted power and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. Our carrier-neutral colocation services enable our customers to reduce operational and capital expenses while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and deliver our services through 28 data centers in 11 countries strategically located in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, which are the main data center markets in Europe. Because our data centers are located in close proximity to the intersection of telecommunications fiber routes and power sources, we are able to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Our data centers house connections to more than 350 carriers and Internet service providers and 18 European Internet exchanges, which allows our customers to lower their telecommunications costs and, by reducing latency, improve the response time of their applications. This connectivity to carriers and Internet service providers, and to other customers, fosters the development of value-added communities of interest, which are important to customers in each of our segments: network providers, managed services providers, enterprises, financial services and digital media. Development of our communities of interest generates network effects for our customers that enrich the value and attractiveness of the community to both existing and potential customers.

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier-neutral colocation data center services. This demand results from the need for either more space or more power, or both. These needs, in turn, are driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications. If the global economy’s recovery stalls or is reversed, global IP traffic may grow at a lesser rate, which could lead to a slowdown in the increase in demand for our services.

Our ability to meet the demand for high quality carrier-neutral colocation data center services depends on our ability to add capacity by expanding existing data centers or by locating and securing suitable sites for additional data centers that meet our specifications, such as proximity to numerous network service providers, access to a significant supply of electrical power and the ability to sustain heavy floor loading.

Our market is highly competitive. Most companies operate their own data centers and in many cases continue to invest in data center capacity, although there is a trend towards outsourcing. We compete against other carrier-neutral colocation data center service providers, such as Equinix, Telecity and Telehouse. We also compete with other types of data centers, including carrier-operated colocation, wholesale and IT outsourcers and managed services provider data centers. The cost, operational risk and inconvenience involved in relocating a customer’s networking and computing equipment to another data center are significant and have the effect of protecting a competitor’s data center from significant levels of customer churn.

Key Aspects of Our Financial Model

We offer carrier-neutral colocation services to our customers. Our revenues are mostly recurring in nature and in the last several years, Recurring Revenue has consistently represented over 90% of our total revenue. Our contracted Recurring Revenue model together with low levels of Average Monthly Churn provide significant predictability of future revenue.

Revenue

We enter into contracts with our customers for initial terms of generally three to five years, with annual price escalators and with automatic one-year renewals after the end of the initial term. Our customer contracts provide for a fixed monthly recurring fee for our colocation, managed services and, in the case of cabinets, fixed amounts of power pre-purchased at a fixed price. These fees are billed monthly, quarterly or bi-annually in advance, together with fees for other services such as the provision of metered power (based on a price per kilowatt hour actually consumed), billed monthly in arrears, or fees for services such as remote hands and eyes support, billed on an as-incurred basis.

The following table presents our future committed revenues expected to be generated from our fixed-term customer contracts as of December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(€’000)
Within 1 year	101,235	84,074	67,439
Between 1 to 5 years	96,392	90,204	81,142
After 5 years	16,093	7,553	9,590

	213,720	181,831	158,171

We recognize revenue when it is probable that future economic benefits will be realized and these benefits can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

Revenues from contracts with multiple-element arrangements (e.g. installations and setup, equipment sales, data center and managed services) are recognized based on the residual value method, provided the delivered elements have value to customers on a stand-alone basis.

Colocation revenues are earned by providing data center services to customers at our data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter.

Power revenues vary with the amount of power our customers use and are generally matched with corresponding power costs. At the start of the contract, we also bill our customers in advance a fee for the installation and set-up of their contracted space within our data centers. The revenue from this initial set-up fee is recognized over the term of the customer contract and also recorded as Recurring Revenue.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the balance sheet. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Recurring Revenue comprises revenue that is incurred monthly from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Costs

Our cost base consists primarily of personnel, power and property costs.

We employ the majority of our personnel in operations and support roles that operate our data centers 24 hours a day, 365 days a year. As of September 30, 2010 we employed 326 full-time employees: 182 in operations and support; 64 in sales and marketing; and 80 in general and administrative. A data center typically requires a fixed number of personnel to run, irrespective of customer utilization. Increases in operations and support personnel occur when we bring new data centers into service. Our approach is, where possible, to locate new data centers close to our existing data centers. In addition to other benefits of proximity, in some cases it also allows us to leverage existing personnel within a data center campus.

In 2008 and 2009, we invested resources in sales and marketing personnel to engage with our existing and potential customers on an industry basis. This has enabled us to establish closer relationships with our customers thereby allowing us to understand and anticipate their needs and to forecast demand and helping us plan the scope and timing of our expansion activities.

Our customers’ equipment consumes significant amounts of power and generates heat. In recent years the amount of power consumed by an individual piece of equipment, or power density, has increased as processing capacity has increased. In maintaining the correct ambient conditions for the equipment to operate most effectively, our cooling and air conditioning infrastructure also consume significant amounts of power. Our power costs are variable and directly dependent on the amount of power consumed by our customers’ equipment. Our power costs also increase as the Utilization Rate of a data center increases. Increases in power costs due to increased usage by our customers are generally matched by corresponding increases in power revenues.

The unit price we pay for our power also has an impact on our power costs. We generally enter into contracts with local utility companies to purchase power at fixed prices for periods of one or two years. Within substantially all of our customer contracts, we have the right to adjust at any time the price we charge for our power services to allow us to recover increases in the unit price we pay.

We do not own any data centers and instead lease all of our data center space. We generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms of 10 to 15 years with tenant-only rights to extend the lease with multiple 5-year increments, or alternatively through tenant-only rights to terminate the lease in year 10 or year 15. Our leases generally have fixed annual rent increases over the full term of the lease.

Larger increases in our property costs occur when we bring new data centers into service. Bringing new data centers into service also has the effect of temporarily reducing our overall Utilization Rate while the utilization of the new data center increases as we sell to customers.

In addition, we enter into annual maintenance contracts with our major plant and equipment suppliers. This cost increases as new maintenance contracts are entered into in support of new data center operations.

Operating Leverage

Due to the relatively fixed nature of our costs, we generally experience margin expansion as our Utilization Rate at existing data centers increases. Our margins and the rate of margin expansion will vary based upon the scope and scale of our capacity expansions, which affects our overall Utilization Rate.

Exceptional Items

We disclose exceptional items separately as “Other income” and “Exceptional expenses” to enable a better understanding of our financial performance.

Exceptional income and expense that we have disclosed separately in the last three annual financial periods have included abandoned transaction costs, net insurance compensation benefits from a large insurance claim and movements in the provision for onerous lease contracts. Onerous lease contracts are those in which we expect losses to be incurred in respect of unused data center sites over the term of the lease contract. Provisions for these leases are based upon the present value of the future contracted payout under these leases, and movements in the provision for onerous lease contracts are reflected on our income statement. These movements arise principally from changes in the underlying discount rate and are treated as exceptional items. We sublease portions of these unused sites to third parties and treat the income from these subleases as exceptional income.

The provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Net Finance Expense

Towards the end of 2006, we started an expansion program of our data centers based on customer demand. This expansion program, closely matched to both customer demand and available capital resources, has continued since that time. We do not commit to a phase of an expansion or construction of a data center unless we have cash and committed capital available to complete the phase. Since 2006, we have raised debt capital to fund our expansion program, and this has contributed to increases in our finance expense. During the period of construction of a data center, we capitalize the borrowing costs as part of the construction costs of the data center.

We fund the expansion programs within operating entities principally through intra-group loans and since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

We discuss our capital expenditures and our capital expansion program below in “—Liquidity and Capital Resources.”

Income Tax Expense

Since inception we have generated significant tax loss carry forwards in all of our jurisdictions. In 2006, we became net income positive and began offsetting our tax loss carry forwards against taxable profits. We have recognized deferred tax assets, and will continue to recognize deferred tax assets progressively as our profitability increases. We expect to be able to continue to use our tax loss carry forwards to mitigate cash taxes going forward.

Segment Reporting

We report our financials in two segments, which we have determined based on our management and internal reporting structure: the first being France, Germany, The Netherlands and UK and the second being the Rest of Europe, which comprises our operations in Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are presented as “corporate and other” and comprise mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the relevant leases, as further explained below) and revenue and expenses related to such onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities. Segment capital expenditure is the total cost directly attributable to a segment incurred during the period to acquire property, plant and equipment.

Results of Operations

The following table presents our operating results for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007:

	Nine months ended September 30,			Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2009(1)	2009	2008	2007(2)(3)
	(U.S. $’000, except per share amounts)	(€’000, except per share amounts)		(U.S. $’000, except per share amounts)	(€’000, except per share amounts)
Revenue	207,856	152,824	126,611	246,035	171,668	138,180	100,450
Cost of sales	(92,306)	(67,867)	(58,163)	(112,575)	(78,548)	(63,069)	(51,998)

Gross profit	115,550	84,957	68,448	133,460	93,120	75,111	48,452
Other income	399	293	629	1,069	746	2,291	988
Sales and marketing costs	(15,317)	(11,262)	(8,439)	(16,128)	(11,253)	(9,862)	(7,297)
General and administrative costs
Depreciation, amortization and impairments	(30,579)	(22,483)	(15,195)	(31,473)	(21,960)	(15,083)	(11,657)
Exceptional expenses	(399)	(293)	(6,212)	(12,317)	(8,594)	(1,611)	(9,593)
Share-based payments	(1,454)	(1,069)	(605)	(1,362)	(950)	(1,660)	(1,399)
Other general and administrative costs	(21,587)	(15,872)	(14,168)	(27,408)	(19,124)	(16,998)	(12,188)

General and administrative costs	(54,020)	(39,717)	(36,180)	(72,560)	(50,628)	(35,352)	(34,837)

Operating profit	46,612	34,271	24,458	45,841	31,985	32,188	7,306
Net finance expense	(31,719)	(23,321)	(4,387)	(8,955)	(6,248)	(3,713)	(4,126)

Profit before taxation	14,893	10,950	20,071	36,886	25,737	28,475	3,180
Income tax benefit (expense)	(7,864)	(5,782)	(4,642)	1,025	715	8,899	10,405

Net income	7,029	5,168	15,429	37,911	26,452	37,374	13,585

Basic earnings per share	0.03	0.02	0.07	0.17	0.12	0.17	0.06

Adjusted EBITDA(4)	78,645	57,823	45,841	89,924	62,743	48,251	28,967

The following table presents our operating results as a percentage of revenues for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007:

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007(2)(3)
Revenue	100%	100%	100%	100%	100%
Cost of sales	(44)	(46)	(46)	(46)	(52)
Gross profit	56	54	54	54	48
Other income	0	0	0	2	1
Sales and marketing costs	(7)	(7)	(7)	(7)	(7)
General & administrative costs
Depreciation, amortization and impairments	(15)	(12)	(13)	(11)	(12)
Exceptional expenses	0	(5)	(5)	(1)	(10)
Share-based payments	(1)	0	(1)	(1)	(1)
Other general and administrative costs	(10)	(11)	(11)	(12)	(12)

General and administrative costs	(26)	(29)	(29)	(26)	(35)

Operating profit	22	19	19	23	7
Net finance expense	(15)	(3)	(4)	(3)	(4)

Profit before taxation	7	16	15	21	3
Income tax benefit (expense)	(4)	(4)	0	6	10

Net income	3%	12%	15%	27%	14%

Adjusted EBITDA margin(4)	38%	36%	37%	35%	29%

Notes:

(1)	The operating results for the nine months ended September 30, 2010 and the year ended December 31, 2009 have been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 and December 31, 2009 for euro into U.S. dollars of €1.00 = U.S. $1.3601 and €1.00 = U.S. $1.4332, respectively. See “Exchange Rate Information” for additional information.
(2)	In fiscal year 2008, income not related to our core activities were reclassified to the line item “Other income.” Fiscal year 2007 figures have been adjusted to reflect the same reclassification.
(3)	In fiscal year 2007, the useful economic lives of certain data center assets were increased from 10 to 15 years. This change of accounting estimate was applied from January 1, 2007. This extension in the useful economic lives of certain data center assets resulted in an estimated decrease in depreciation of €3.6 million during the fiscal year 2007. Additionally, fiscal year 2007 figures have been adjusted to reflect the impairment of €1,885,000 in the “Depreciation, amortization and impairments” line item instead of in the “Exceptional general and administrative costs” line item.
(4)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items and include share of profits (losses) of non-group companies. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. See “—EBITDA and Adjusted EBITDA” for a more detailed description.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, the most directly comparable IFRS performance measure, for the periods indicated:

	Nine months ended September 30,			Year ended December 31,	Year ended December 31,
	2010(1)	2010	2009	2009(1)*	2009	2008	2007(2)(3)*
	(U.S. $’000)	(€’000)		(U.S. $’000)	(€’000)
Other financial data
Operating profit	46,612	34,271	24,458	45,841	31,985	32,188	7,306
Depreciation, amortization and impairments	30,579	22,483	15,195	31,473	21,960	15,083	11,657

EBITDA	77,191	56,754	39,653	77,314	53,945	47,271	18,963
Share-based payments	1,454	1,069	605	1,362	950	1,660	1,399
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(a)	399	293	1,371	5,379	3,753	1,611	8,139
Abandoned transaction costs	—	—	4,841	6,938	4,841	—	—
Personnel costs	—	—	—	—	—	—	1,454
Exceptional income	(399)	(293)	(629)	(1,069)	(746)	(2,291)	(988)

Adjusted EBITDA*	78,645	57,823	45,841	89,924	62,743	48,251	28,967

Note:

*	References are to the footnotes above.
(a)	“Increase (decrease) in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.

The following table sets forth some of our key performance indicators as of the dates indicated:

	As of September 30,		As of December 31,
	2010	2009	2009	2008	2007
Equipped Space(1) (square meters)	59,600	50,800	54,800	43,200	36,600
Utilization Rate(2)	71%	72%	70%	77%	74%

Notes:

(1)	Equipped Space is the amount of data center space that, on the date indicated, is equipped and either sold or could be sold, without making any additional investments to common infrastructure. Equipped Space at a particular data center may decrease if either (a) the power requirements of customers at such data center change so that all or a portion of the remaining space can no longer be sold as the space does not have enough power and/or common infrastructure to support it without further investment or (b) if the design and layout of a data center changes to meet among others, fire regulations or customer requirements, and necessitates the introduction of common space which cannot be sold to individual customers, such as corridors.
(2)	Utilization Rate is, on the relevant date, Revenue Generating Space as a percentage of Equipped Space; some Equipped Space is not fully utilized due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate may not reach 100%.

Nine Months Ended September 30, 2010 and 2009

Revenue

Our revenue for the nine months ended September 30, 2010 and 2009 was as follows:

	Nine months ended September 30,				Change
	2010	%	2009	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	141,551	93	118,850	94	22,701	19
Non-recurring revenue	11,273	7	7,761	6	3,512	45

	152,824	100	126,611	100	26,213	21

Revenue increased to €152.8 million for the nine months ended September 30, 2010 from €126.6 million for the nine months ended September 30, 2009, an increase of 21%. Recurring revenue increased by 19% and non-recurring revenue increased by 45% from the nine months ended September 30, 2009 to the nine months ended September 30, 2010. The period over period growth in recurring revenue was primarily attributed to an increase of approximately 5,600 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions. During the nine months ended September 30, 2010, we recorded approximately €4.1 million of revenue from our new data centers in Dublin and Frankfurt as well as expansions to existing data centers in Amsterdam, London and Zurich.

Cost of Sales

Cost of sales increased to €67.9 million for the nine months ended September 30, 2010 from €58.2 million for the nine months ended September 30, 2009, an increase of 17%. Cost of sales was 44% of revenue for the nine months ended September 30, 2010 and 46% of revenue for the nine months ended September 30, 2009.

The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €1.2 million in utility costs as a result of increased customer installations, (ii) €1.8 million in higher compensation costs, (iii) €2.3 million in external installation and service costs as a result of increased non-recurring revenue, and (iv) an increase of €2.7 million in property costs. Equipped Space increased by approximately 4,700 square meters during the nine months ended September 30, 2010 as a result of new data centers in Dublin and Frankfurt as well as expansions to existing data centers in Amsterdam, London and Zurich. We expect cost of sales as a percent of revenue to decrease as we increase utilization at our existing facilities. This decrease may be partially offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Sales and Marketing Costs

Our sales and marketing costs increased to €11.3 million for the nine months ended September 30, 2010 from €8.4 million for the nine months ended September 30, 2009, an increase of 33%. Sales and marketing costs were 7% of revenue for each of the nine months ended September 30, 2010 and September 30, 2009.

The increase in sales and marketing costs was primarily a result of increases in employee headcount and related expenses and continued investment in industry-focused customer development and acquisition approach activities. We generally expect sales and marketing costs to continue to increase as we invest in growth and as we further invest in our segmented marketing approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €22.5 million for the nine months ended September 30, 2010 from €15.2 million for the nine months ended September 30, 2009, an increase of 48%. Depreciation, amortization and impairments was 15% of revenue for the nine months ended September 30, 2010 and 12% of revenue for the nine months ended September 30, 2009. This increase was due to new data centers and data center expansion and the related increase in depreciation and amortization.

Exceptional Expenses

Exceptional expenses comprise of significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the nine months ended September 30, 2010, we recorded €0.3 million of exceptional expenses consisting solely of an increase in the provision we have made for our onerous leases. The increase in the provision for onerous lease contracts was related to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

In determining Adjusted EBITDA we also add back share-based payments. For the nine months ended September 30, 2010 we recorded share-based payments of €1.1 million as compared to €0.6 million for the nine months ended September 30, 2009.

Other General and Administrative Costs

Other general and administrative costs increased from €14.2 million for the nine month period ended September 30, 2009 to €15.9 million for the nine month period ended September 30, 2010, an increase of 12%. Other general and administrative costs were 11% of revenue for the nine month period ended September 30, 2009 and 10% of revenue for the nine month period ended September 30, 2010.

The increase in the other general and administrative costs was primarily due to higher compensation costs, including general salaries, bonuses and headcount growth and increased professional services costs for audit, legal and tax services.

Net Finance Expense

Net finance expense increased to €23.3 million for the nine months ended September 30, 2010 from €4.4 million for the nine months ended September 30, 2009. Net finance expense was 15% of revenue for the nine months ended September 30, 2010 and 3% of revenue for the nine months ended September 30, 2009. The increase in net finance expense for the nine months ended September 30, 2010 was due to a one-time finance expense of €10.2 million and higher interest expenses of €8.5 million associated with the Original Notes. The one-time finance expense was the result of expensing termination fees, the costs associated with unwinding interest rate hedges and the write-off of deferred financing fees related to our previous credit facilities.

During the nine months ended September 30, 2010 and 2009, we capitalized €1.8 million and €1.5 million, respectively, of interest relating to borrowing costs associated with construction in progress.

Other Income

Other income represents income that we do not consider part of our core business, including income from the sublease of parts of our onerous lease contracts. Other income decreased to €0.3 million for the nine months ended September 30, 2010 from €0.6 million for the nine months ended September 30, 2009.

Income Taxes

Income tax expense increased to €5.8 million for the nine months ended September 30, 2010 from €4.6 million for the nine months ended September 30, 2009. Income tax expense was 4% of revenue for the nine months ended September 30, 2010 and 4% of revenue for the nine months ended September 30, 2009.

Our consolidated effective tax rate of 53% in respect of continuing operations for the nine months ended September 30, 2010 was affected by refinancing costs, incurred in the first quarter and treated as non-tax deductable. Our effective tax rate for the nine months ended September 30, 2009 was 23%.

We recorded current tax expenses of €1.5 million for the nine months ended September 30, 2010 and €0.4 million for the nine months ended September 30, 2009. We recorded deferred tax expenses of €4.2 million for the nine months ended September 30, 2010 and €4.2 million for the nine months ended September 30, 2009, arising primarily from the utilization of deferred tax assets on loss carry-forwards.

Years Ended December 31, 2009 and 2008

Revenue

Our revenue for the years ended December 31, 2009 and 2008 was as follows:

	Year ended December 31,				Change
	2009	%	2008	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	161,314	94	127,307	92	34,007	27
Non-recurring revenue	10,354	6	10,873	8	(519)	(5)

	171,668	100	138,180	100	33,488	24

Revenue increased to €171.7 million for the year ended December 31, 2009 from €138.2 million for the year ended December 31, 2008, an increase of 24%. Recurring revenue increased by 27% and non-recurring revenue decreased by 5% from the year ended December 31, 2008 to the year ended December 31, 2009. The period over period growth in recurring revenue was primarily the result of an increase of approximately 5,100 square meters in Revenue Generating Space as a result of sales to both existing and new customers in all of our regions. During the year ended December 31, 2009, we recorded approximately €5.1 million of revenue from our new data center in Paris as well as expansions to existing data centers in Brussels, Copenhagen, London, Madrid and Paris.

Cost of Sales

Cost of sales increased to €78.5 million for the year ended December 31, 2009 from €63.1 million for the year ended December 31, 2008, an increase of 24%. Cost of sales was 46% of revenue for each of years ended December 31, 2009 and 2008. The increase in cost of sales was due to increased costs associated with our overall revenue growth and data center expansion projects, including (i) an increase of €9.5 million in utility costs as a result of increased customer installations, (ii) €3.0 million in higher compensation costs and (iii) an increase of €1.9 million in property costs. Equipped Space increased by approximately 11,600 square meters during the year ended December 31, 2009 as a result of a new data center in Paris as well as expansions to existing data centers in Brussels, Copenhagen, London, Madrid and Paris. We expect cost of sales as a percent of revenue to decrease as we increase utilization at our existing facilities. This decrease may be partially offset by the impact of lower utilization in new data centers we open as part of our data center expansion projects.

Sales and Marketing Costs

Our sales and marketing costs increased to €11.3 million for the year ended December 31, 2009 from €9.9 million for the year ended December 31, 2008, an increase of 14%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2009 and 2008.

The increase in sales and marketing costs was primarily a result of an increase of €1.0 million in compensation costs due to increases in employee headcount as we have continued to invest in our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share-based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €22.0 million for the year ended December 31, 2009 from €15.1 million for the year ended December 31, 2008, an increase of 46%. Depreciation, amortization and impairments was 13% of revenue for the year ended December 31, 2009 and 11% of revenue for the year ended December 31, 2008. This increase was due to new data centers and data center expansion and the related increase in depreciation and amortization.

Exceptional Expenses

Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the year ended December 31, 2009, we recorded €8.6 million of exceptional expenses comprising two items: (i) €4.8 million of legal, professional and other fees relating to an abandoned transaction and (ii) €3.8 million relating to an increase in the provision we have made for our onerous leases. The provision increased due to a reduction in the discount rate and increased costs associated with onerous leases relating to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

In determining Adjusted EBITDA we also add back share-based payments. For the year ended December 31, 2009 we recorded share-based payments of €1.0 million.

Other General and Administrative Costs

Other general and administrative costs increased to €19.1 million for the year ended December 31, 2009 from €17.0 million for the year ended December 31, 2008, an increase of 13%. Other general and administrative costs were 11% of revenue for the year ended December 31, 2009 and 12% of revenue for the year ended December 31, 2008. The increase in the other general and administrative costs was due to an increase of €1.9 million in compensation costs resulting from headcount growth.

Going forward, we expect our general and administrative costs to increase as we continue to scale our operations to support our growth; however, as a percentage of revenue, we expect them to decrease.

Net Finance Expense

Net finance expense for the year ended December 31, 2009 primarily consists of a €6.2 million net interest expense. Net finance expense increased to €6.2 million for the year ended December 31, 2009 from €3.7 million for the year ended December 31, 2008, an increase of 68%. Net finance expense was 4% of revenue for the year ended December 31, 2009 and 3% of revenue for the year ended December 31, 2008. The increase in net finance expense for the year December 31, 2009 was due primarily to greater amounts drawn on our credit facilities.

During the years ended December 31, 2009 and 2008, we capitalized €2.0 million and €1.9 million, respectively, of finance expense to construction in progress.

Other Income

Other income represents income that we do not consider part of our core business, including income from the sublease of parts of our onerous lease contracts. Additionally, we reported a net insurance compensation benefit of €0.3 million for the year ended December 31, 2009 and €1.8 million for the year ended December 31, 2008 as a result of fire damage incurred in 2008.

Income Taxes

Income tax benefit decreased to €0.7 million for the year ended December 31, 2009 from €8.9 million for the year ended December 31, 2008. Income tax benefit was 0% of revenue for the year ended December 31, 2009 and 6% of revenue for the year ended December 31, 2008.

We recorded current tax expenses of €0.7 million for the year ended December 31, 2009 and €0.3 million for the year ended December 31, 2008. We recorded deferred tax benefits of €1.4 million for the year ended December 31, 2009 and €9.2 million for the year ended December 31, 2008, arising primarily from the recognition of deferred tax assets on loss carry-forwards.

Years Ended December 31, 2008 and 2007

Revenue

Our revenue for the fiscal years ended December 31, 2008 and 2007 was as follows:

	Year ended December 31,				Change
	2008	%	2007	%	€	%
	(€’000, except percentages)
Revenue
Recurring revenue	127,307	92	91,591	91	35,716	39
Non-recurring revenue	10,873	8	8,859	9	2,014	23

	138,180	100	100,450	100	37,730	38

Revenue increased to €138.2 million for the year ended December 31, 2008 from €100.5 million for the year ended December 31, 2007, an increase of 38%. Recurring revenue increased by 39% and non-recurring revenue increased by 23% from the year ended December 31, 2007 to the year ended December 31, 2008. The year on year growth in recurring revenue was primarily the result of an increase of approximately 6,100 square meters in sales of Revenue Generating Space to both existing and new customers in all of our regions. During the year ended December 31, 2008, we recorded approximately €12.2 million of revenue from our new data centers in Frankfurt and Amsterdam as well as expansions to existing data centers in Brussels, Copenhagen, Dusseldorf, London, Madrid, Vienna and Zurich.

Cost of Sales

Cost of sales increased to €63.1 million for the year ended December 31, 2008 from €52.0 million for the year ended December 31, 2007, an increase of 21%. Cost of sales was 46% of revenue for the year ended December 31, 2008 and 52% of revenue for the year ended December 31, 2007.

The increase in cost of sales was due to our overall revenue growth and data center expansion projects, including (i) an increase of €4.5 million in utility costs as a result of increased customer installations, (ii) €2.1 million in higher compensation costs and (iii) an increase of €1.2 million in property costs. Equipped Space increased by approximately 6,600 square meters during the year ended December 31, 2008 as a result of new data centers in Frankfurt and Amsterdam as well as expansions to existing data centers in Brussels, Copenhagen, Dusseldorf, London, Madrid, Vienna and Zurich.

Sales and Marketing Costs

Our sales and marketing costs increased to €9.9 million for the year ended December 31, 2008 from €7.3 million for the year ended December 31, 2007, an increase of 35%. Sales and marketing costs were 7% of revenue for each of the years ended December 31, 2008 and 2007.

The increase in sales and marketing costs was primarily a result of an increase of €1.6 million in compensation costs due to increases in employee headcount resulting from our launch in late 2007 of our industry-focused customer development and acquisition approach.

General and Administrative Costs

General and administrative costs consist of depreciation, amortization and impairments, exceptional expenses, share-based payments and other general and administrative costs.

Depreciation, Amortization and Impairments

Depreciation, amortization and impairments increased to €15.1 million for the year ended December 31, 2008 from €11.7 million for the year ended December 31, 2007, an increase of 29%. The increase was due to new data centers and data center expansions and the related increase in depreciation and amortization. Depreciation, amortization and impairments was 11% of revenue for the year ended December 31, 2008 and 12% of revenue for the year ended December 31, 2007. The extension in the economic lifetime of certain data center assets in 2007 resulted in an estimated decrease in depreciation of €3.6 million for the year ended December 31, 2007.

Exceptional Expenses

Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. In the year ended December 31, 2008, we recorded €1.6 million of exceptional expenses relating to an increase in our provision for onerous leases. The provision increased primarily due to a reduction in the discount rate. In the year ended December 31, 2007, we recorded €9.6 million of exceptional expenses comprising two items: (i) €1.5 million of exceptional and one-off personnel costs which were incurred in changing both our CEO and CFO and (ii) €8.1 million relating to an increase in our provision for onerous leases. Following a detailed review of our onerous leases, we reduced the estimated benefit of the future sublease income of our unused sites and as a result increased our provision.

In determining Adjusted EBITDA we also add back share-based payments. For the years ended December 31, 2008 and December 31, 2007 we recorded share-based payments of €1.7 million and of €1.4 million, respectively.

Other General and Administrative Costs

Other general and administrative costs increased to €17.0 million for the year ended December 31, 2008 from €12.2 million for the year ended December 31, 2007, an increase of 39%. Other general and administrative costs were 12% of revenue for each of the years ended December 31, 2008 and 2007.

The increase in the other general and administrative costs was due to an increase of €3.5 million in compensation costs resulting from headcount growth and an increase of €0.5 million in professional services costs for audit, legal and tax services.

Net Finance Expense

Net finance expense decreased to €3.7 million for the year ended December 31, 2008 from €4.1 million for the year ended December 31, 2007, a decrease of 10%. Net finance expense was 3% of revenue for the year ended December 31, 2008 and 4% of revenue for the year ended December 31, 2007. The decrease in net finance expense for the year ended December 31, 2008 was due primarily to a reduction in foreign currency losses from €2.2 million in the year ended December 31, 2007 to a nominal gain in the year ended December 31, 2008.

The decrease in net finance expense was partially offset by an increase in finance expense resulting from greater amounts drawn on our credit facilities. Finance expense was €4.9 million for the year ended December 31, 2008 as compared to €4.5 million for the year ended December 31, 2007. Finance expense for the year ended December 31, 2008 primarily consists of interest expense on bank and other loans. During the years ended December 31, 2008 and 2007, we capitalized €1.9 million and €0.7 million, respectively, of finance expense to data center construction in progress.

Other Income

We reported a net insurance compensation benefit of €1.8 million for the year ended December 31, 2008, all of which was reported in the last quarter of 2008, as a result of fire damage to our Copenhagen data center. This benefit represents the difference between the net book value and replacement value of the equipment damaged. As of December 31, 2007 we reported €0.5 million of income as a result of the release of certain loan repayment obligations.

Income Taxes

Income tax expense decreased to a net income tax benefit of €8.9 million for the year ended December 31, 2008 from a net income tax benefit of €10.4 million for the year ended December 31, 2007, a decrease of 14%. Income tax benefit was 6% of revenue for the year ended December 31, 2008 and 10% of revenue for the year ended December 31, 2007.

We recorded current tax expenses of €0.3 million in each of the years ended December 31, 2008 and 2007 and deferred tax benefits of €9.2 million and €10.7 million, in the years ended December 31, 2008 and 2007, respectively, arising primarily from the recognition of deferred tax assets on loss carry-forwards.

Liquidity and Capital Resources

As of December 31, 2009, our total indebtedness consisted of (i) €152.5 million (aggregate principal amount) incurred under our previously existing €180 million secured credit facilities with a syndicate of banks and (ii) other debt and finance lease obligations totaling €6.2 million.

In February 2010, we issued €200 million 9.50% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of our subsidiaries. We used a portion of the proceeds of the notes offering to repay all amounts outstanding under our €180 million bank credit facilities. We also entered into a new €60 million revolving credit facility with a syndicate of banks. The revolving credit facility is currently undrawn and we have reduced the amount available for drawing to €50 million. See “Description of Certain Indebtedness—Revolving Credit Facility—Financial Covenants” and “—9.50% Senior Secured Notes due 2017—Covenants.”

In November 2010, we issued €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

As of September 30, 2010, our total indebtedness consisted of (i) €200 million of our 9.50% Senior Secured Notes due 2017 of which we used €159.0 million of the proceeds to repay all amounts outstanding under our €180 million bank credit facilities and (ii) other debt and finance lease obligations totaling €5.4 million.

Historically, we have made significant investments in our property, plant and equipment in order to expand our data center footprint and total Equipped Space as we have grown our business. In the year ended December 31, 2009, we invested €100.0 million in property, plant and equipment. In the nine months ended September 30, 2010, we invested €79.1 million in property, plant and equipment of which €74.3 million was attributed to expansion capital expenditures and the remainder to ongoing capital expenditures. As of September 30, 2010, we were committed to €18.6 million in capital commitments that we expect to be substantially deployed during the remainder of 2010.

We expect to continue to invest as we expand our data center footprint and increase our Equipped Space based on demand in our target markets. We expect our 2010 investment in property, plant and equipment in 2010 to be comparable to our 2009 investment, subject to continued customer demand. Our total annual investment in property, plant and equipment includes maintenance and replacement capital expenditures. Although in any one year the amount of maintenance and replacement capital expenditures may vary, we expect that long-term such expenses will be between 6% and 8% of total revenue.

As of September 30, 2010, we had €30.6 million of cash and cash equivalents of which €4.4 million was restricted cash, mostly denominated in euro. As of December 31, 2009, we had €32.0 million of cash and cash equivalents of which €3.9 million was restricted cash, mostly denominated in euro. Our primary source of cash is from our financing activities and customer collections.

Sources and Uses of Cash

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007
	(€’000)
Net cash provided by operating activities	48,508	37,293	51,378	35,991	24,756
Net cash used in investing activities	(80,662)	(75,987)	(100,949)	(92,252)	(49,548)
Net cash provided by financing activities	30,608	20,510	19,764	82,057	45,419

Operating Activities

The increase in net cash flows from operating activities in the nine months ended September 30, 2010 was primarily due to improved operating performance of the company and an increase in movements in trade and other receivables as compared to the nine months ended September 30, 2009. The increase in net cash flows from operating activities in the year ended December 31, 2009 was primarily due to improved operating results as discussed above, strong collections of accounts receivable and management of vendor payments. The increase in net cash flows from operating activities in the year ended December 31, 2008 over the year ended December 31, 2007 was primarily due to improved operating results as discussed above, strong collections of accounts receivable and management of vendor payments. We expect that we will continue to generate cash from our operating activities during the remainder of 2010 and in 2011.

Investing Activities

The increase in net cash used in investing activities in the nine month period ended September 30, 2010 was primarily due to capital expenditures in the expansion of existing or construction of new data centers. The increase in net cash used in investing activities in the year ended December 31, 2009 was primarily due to capital expenditures in the expansion of existing or construction of new data centers. The increase in net cash used in investing activities in the years ended December 31, 2008 and 2007 was also primarily due to capital expenditures in the expansion of existing data centers or construction of new data centers. We expect that our net cash used in investing activities will be comparable to our 2009 investment, subject to continued customer demand.

Financing Activities

Net cash flows from financing activities during the nine month period ended September 30, 2010 was primarily the result of €190.8 million in gross proceeds from the issuance of the Original Notes (and after deducting deferred financing fees related to the Revolving Credit Facility), which was partly offset by repayment of our previously outstanding credit facility and associated costs and fees. Net cash flows from financing activities during the nine month period ended September 30, 2009 was primarily the result of €22.2 million in gross proceeds from our existing credit facilities.

Net cash flows from financing activities during the year ended December 31, 2009 was primarily the result of €22.2 million in gross proceeds drawn under our prior credit facilities. Net cash flows from financing activities during the year ended December 31, 2008 was primarily due to loan drawdowns for ongoing expansion projects. Net cash flows from financing activities during 2007 were primarily due to loan drawdowns for ongoing expansion projects.

EBITDA and Adjusted EBITDA

EBITDA for the nine months ended September 30, 2010 was €56.8 million, as against €39.7 million for the nine months ended September 30, 2009, representing 37% and 31% of revenue, respectively. Adjusted EBITDA for the nine months ended September 30, 2010 was €57.8 million, as against €45.8 million for the nine months ended September 30, 2009, representing 38% and 36% of revenue, respectively.

EBITDA for the year ended December 31, 2009 was €53.9 million, €47.3 million for the year ended December 31, 2008, and €19.0 million for the year ended December 31, 2007, representing 31%, 34% and 19% of revenue, respectively. Adjusted EBITDA for the year ended December 31, 2009 was €62.7 million, €48.3 million for the year ended December 31, 2008 and €29.0 million for the year ended December 31, 2007, representing 37%, 35% and 29% of revenue, respectively.

We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. See “Description of Certain Indebtedness—Revolving Credit Facility—Financial Covenants” and “—9.50% Senior Secured Notes due 2017—Covenants.”

Failure to comply with the financial covenants in our €50 million revolving credit facility would result in an event of default, which may cause all amounts outstanding under the facility to become immediately due and payable. Acceleration of such outstanding amounts under the facility may lead to an event of default under the indenture governing our €260 million 9.50% Senior Secured Notes. Failure to satisfy the financial covenants in the indenture would result in our inability to incur additional debt under certain circumstances.

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items and include share of profits (losses) of non-group companies. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to operating profit according to our income statement, for the periods indicated:

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007
	(€’000)		(€’000)
Operating profit	34,271	24,458	31,985	32,188	7,306
Depreciation, amortization and impairments	22,483	15,195	21,960	15,083	11,657

EBITDA	56,754	39,653	53,945	47,271	18,963
Share-based payments	1,069	605	950	1,660	1,399
Exceptional expenses
Increase/(decrease) in provision for onerous lease contracts(1)	293	1,371	3,753	1,611	8,139
Abandoned transaction costs	—	4,841	4,841	—	—
Personnel costs	—	—	—	—	1,454
Exceptional income(2)	(293)	(1,371)	(746)	(2,291)	(988)

Adjusted EBITDA	57,823	45,841	62,743	48,251	28,967

Notes:

(1)	“Increase in provision for onerous lease contracts” does not reflect the deduction of income from subleases on unused data center sites.

(2)	Exceptional income is reported within “Other income.” Exceptional expenses comprise significant items which are separately disclosed by virtue of their size, nature or incidence to enable a better understanding of our financial performance. Other income represents income that we do not consider part of our core business including income from the sublease of parts of our onerous lease contracts.

Contractual Obligations and Off-Balance Sheet Arrangements

We lease a majority of our data centers and certain equipment under non-cancellable lease agreements. The following represents our debt maturities, financings, leases and other contractual commitments as of September 30, 2010:

	Three months of 2010	2011-2014	2015 and thereafter	Total
	(€’000)
Credit facilities(1)	562	2,371	201,605	204,538
Financial leases	118	753	—	871
Operating leases in relation to onerous lease contracts	770	12,316	4,423	17,509
Operating leases	4,589	74,415	127,501	206,506
Other contractual commitments	5,575	22,400	—	27,975
Capital commitments	18,610	—	—	18,610

Note:

(1)	Our prior credit facilities were repaid in February 2010 and replaced with a new €60 million revolving credit facility, which is currently undrawn and which we amended and reduced to €50 million in November 2010. This new credit facility terminates on January 31, 2013. In November 2010, we issued €60 million 9.50% Senior Secured Notes due 2017 guaranteed by certain of our subsidiaries.

In connection with 13 of our data center leases, we entered into 15 irrevocable bank guarantees totaling €4.4 million with Fortis Bank Nederland (now ABN AMRO), La Caixa and Sparkasse. These bank guarantees were provided in lieu of cash deposits and automatically renew in successive one-year periods until the final lease expiration date. The bank guarantees are cash collateralized and the collateral is reflected as restricted cash on our balance sheet. These contingent commitments are not reflected in the table above.

Primarily as a result of our various data center expansion projects, as of September 30, 2010, we were contractually committed for €18.6 million of unaccrued capital expenditures, primarily for data center equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these data centers prior to making them available to customers for installation. This amount, which is expected to be paid during the remainder of 2010 and 2011, is reflected in the table above as “Capital commitments.”

We have other non-capital purchase commitments in place as of September 30, 2010, such as commitments to purchase power in select locations, primarily in Germany through the remainder of 2010, 2011 and 2012 and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during the remainder of 2010 and beyond. Such other purchase commitments as of September 30, 2010, which total €28.0 million, are also reflected in the table above as “Other contractual commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures consistent with our various data center expansion projects during the remainder of 2010 in order to complete the work needed to open these data centers. These non-contractual capital expenditures are not reflected in the table above. Please see “Business—Strategy—Disciplined Expansion and Conservative Financial Management.”

Critical Accounting Estimates

Basis of Measurement

We present our financial statements in thousand of euro. They are prepared under the historical cost convention except for certain financial instruments. The financial statements are presented on the going-concern basis. Our functional currency is the euro.

The accounting policies set out below have been applied consistently by us and our wholly-owned subsidiaries and to all periods presented in these consolidated financial statements.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below.

Property, Plant and Equipment Depreciation

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on our best estimates of future prices, output and costs and is therefore subjective.

Costs of Site Restoration

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease. The actual cost of these may be different depending upon whether the Group renews the lease.

Provision for Onerous Lease Contracts

Provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term in arriving at the amount of future losses. Currently, the provision for onerous lease contracts principally relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

Deferred Taxation

Provision is made for deferred taxation at the rates of tax prevailing at the period end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Fair Value of Option Grants

From time to time, we grant stock options to our employees. We obtained retrospective valuations from independent and unrelated valuation specialists to assist us in estimating the fair values of the ordinary shares underlying our options.

The independent valuation specialist retained during all of 2007 and part of 2008 employed the discounted cash flow method using assumptions for our growth rate, tax rate and exit multiple. The assumptions used were as follows:

•	the illiquidity discount rate was an assumed 20%, which was based on market studies on public to private discount rates;

•	the control premium discount rate was an assumed 5% and also derived from market studies;

•	the weighted average cost of capital was 14%;

•	the terminal growth rate was 3%; and

•	the normalized tax rate was 30%.

The independent valuation specialist retained beginning in mid-2008 employed the guideline company method, which uses market-based multiples as the base for valuation. These multiples are adjusted for the illiquidity of our ordinary shares, certain control aspects of our ordinary shares and a liquidation preference attached to outstanding preferred share capital. We replaced the discounted cash flow method with the guideline company method in response to the Dutch tax authority’s preference for a more transparent and external metric-based valuation method.

In order to develop market-based multiples, we and the independent valuation specialist referred to four publicly-traded companies that we and the specialist agreed were comparable peers that operate in industries similar to our own. An average implied EBITDA multiple (enterprise value/EBITDA) was calculated among the guideline companies. This multiple was then used to determine our enterprise value.

Once our enterprise value was determined, under both the discounted cash flow method and the guideline company method, adjustments were made for net debt, including the liquidation of all Preferred Shares pursuant to the Preferred Share Liquidation Price Offering and onerous lease contracts, to determine our equity value. This equity value was then divided by the total number of outstanding ordinary shares, assuming that all Preferred Shares are converted into ordinary shares and all options are exercised. This per share figure was then discounted, as noted above, to account for the illiquidity of the share value, control premium and liquidation preferences.

We believe that the overall approach is consistent with the principles and guidance set forth in IFRS 2.

All fair market valuations of the ordinary shares were made by us with reliance in part on the findings of the independent valuation specialists and such valuations progressively increased throughout the fiscal year 2009. As of our last option grant on September 17, 2010, the fair value of our underlying ordinary shares was estimated to be €2.42. The estimated public offering price for our ordinary shares is approximately $12.00 per share, the midpoint of the preliminary range of $11.00 to $13.00.

The estimated fair value of the ordinary shares was based in part on the following EBITDA multiples:

Valuation Date	EBITDA Multiple
March 31, 2009	10.44
June 30, 2009	11.94
September 30, 2009	11.48
December 31, 2009	13.02
May 31, 2010	13.25
June 30, 2010	13.68
September 30, 2010	14.40

The increase in share price valuation during the year ended December 31, 2009 was caused by 1) an increase in the share prices of the publicly-traded companies used as guideline companies in determining the EBITDA multiple and 2) the financial performance of both ourselves as well as these guideline companies.

The following table outlines the option grants and related valuations during the 12 months ended September 30, 2010, which is the date of the most recent balance sheet included in this Prospectus. The table below does not reflect the five-to-one reverse stock split, which is expected to occur on or before the closing of this offering.

Grant Date	Number of options	Option Exercise Price(s)	Estimated Fair Value of Ordinary shares on Grant Date	Intrinsic Value per Option on Grant Date
	(in euro)
October 1, 2009	60,000	1.00	1.72	0.72
December 15, 2009	500,000	1.00	1.72	0.72
February 10, 2010	1,190,000	1.00	2.04	1.04
July 14, 2010	340,000	1.30	2.33	1.03
September 17, 2010	300,000	1.30	2.42	1.12
September 17, 2010	20,000	1.50	2.42	0.92

The midpoint of the estimated range of the initial public offering price is $12.00, which is equivalent to $2.40 per ordinary share without giving effect to the five-to-one reverse stock split (or €1.85 at an assumed exchange rate of €1.00 to $1.2944, representing the exchange rate in effect on January 7, 2011). The decrease in share price valuation from €2.42 on September 17, 2010 to €1.85 is caused by a decrease in the share prices of the publicly-traded companies used as guideline companies in determining the EBITDA multiple.

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations set out below have been issued but are not effective for the financial year ending December 31, 2009 and have not been applied in preparing the financial statements for the years ended December 31, 2009, 2008 and 2007:

•	IFRS 3R, “Business combinations”

•	IFRS 2, “Share-based payment;” group cash-settled share-based payment transactions;

•	IFRS 5, “Non-current assets held for sale and discontinued operations;”

•	IAS 39, “Financial Instruments: Recognition and Measurement” (April 2009 revisions);

•	IFRS 9, “Financial Instruments;”

•	IFRIC 9, “Reassessment of Embedded Derivatives;”

•	IFRIC 17, “Distributions of Non-Cash Assets to Owners,” effective annual periods beginning on or after July 1, 2009; and

•	IFRIC 19, “Extinguishing financial liabilities with equity instruments,” effective annual periods beginning on or after July 1, 2010.

These new standards and interpretations, with the exception of IFRIC 19, are mandatory for our 2010 financial statements. Following an internal review it is not anticipated that the adoption of these standards and interpretations will have a material financial impact on the financial statements in the period of initial application and the subsequent reporting periods. See “Financial Statements—Notes to the 2009 Consolidated Financial Statements.”

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Under our credit facilities, interest is based on a floating rate index. The interest expense on the remainder of our outstanding indebtedness is based on a fixed rate.

Foreign Exchange Risk

Our reporting currency for purposes of our financial statements is the euro. However, we also incur revenue and operating costs in non-euro denominated currencies, such as British pounds, Swiss francs, Danish kroner and Swedish krona. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the euro and the non-euro currencies in which we do business will cause us to incur foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. We have determined that the impact of a near-term 10% appreciation or depreciation of non-euro denominated currencies relative to the euro would not have a significant effect on our financial position, results of operations, or cash flows.

We do not maintain any derivative instruments to mitigate the exposure to translation and transaction risk. Our foreign exchange transaction gains and losses are included in our results of operations and were not material for all periods presented. We do not currently engage in foreign exchange hedging transactions to manage the risk of our foreign currency exposure.

Commodity Price Risk

We are a significant user of electricity and have exposure to increases in electricity prices. In recent years, we have seen significant increases in electricity prices. We use independent consultants to monitor price changes in electricity and negotiate fixed-price term agreements with the power supply companies where possible.

Approximately 60% of our customers by revenue pay for electricity on a metered basis while the remainder of our customers pay for power “plugs.” While we are contractually able to recover power cost increases from our customers, some portion of the increased costs may not be recovered. In addition, some portion of the increased costs may be recovered in a delayed fashion based on commercial reasons at the discretion of local management.

INDUSTRY OVERVIEW

Data centers are highly specialized facilities that house critical network, storage and information technology equipment and act as content and connectivity hubs to facilitate the processing, storage, sharing and distribution of data, content, applications and media. The networking and computing equipment housed in data centers includes servers, switches, storage devices, routers and fiber optic transmission gear. This equipment has specific power, cooling, connectivity and security requirements that are fulfilled by these specialized facilities.

A data center generally consists of space for cabinets that house IT equipment, uninterruptible power supply systems, including backup generators and batteries, cooling equipment, fire suppression systems, security, staging areas and office space. The space in a data center can be divided into cages within a room or entirely separate suites. The equipment housed in a data center consumes significant power, generates substantial heat and is particularly sensitive to power fluctuations as well as changes in temperature and humidity. As a result, control of the data center environment by means of uninterrupted power, ventilation, air conditioning, heating, fire suppression and monitoring is critical. Data centers also often have raised flooring to accommodate air circulation, cooling ducts and vents and power cabling, as well as ceiling mounted cable trays for additional wiring and overhead fire suppression systems. Due to the critical nature of the customer equipment it houses and the data it stores and processes, a data center requires continuous operations and high levels of physical security, which can include measures such as biometric access control within security zones, reinforced weight bearing floors, and redundant or backup power supplies.

Whereas data centers were historically utilized primarily for space, and acted essentially as warehouses for data storage, data centers today are increasingly used for data processing in support of hosting applications that require network connectivity. Data centers that provide access to connectivity with multiple carriers can improve application resilience and reliability, together with network latency, or distance related delays, for customers. Carriers and customers use these data centers that provide access to multiple carriers for interconnection and trading of network services and to access potential customers, creating an environment that we refer to as a community of interest.

History of the European Data Center Industry

Between 1998 and 2001, data center operators in Europe invested heavily in building new facilities to meet the growing demand of emerging Internet-based businesses. Demand for carrier-neutral colocation data centers was driven primarily by carriers and Internet service providers, purchasing data center space to support anticipated demand, as opposed to actual demand.

Between 2001 and 2004, the industry suffered from overcapacity as demand from emerging Internet-based businesses did not materialize as expected. During this period, there was limited, if any, new network neutral colocation data center capacity built and the industry rationalized and consolidated existing capacity.

The data center services industry has matured significantly since 2001. The customer base has expanded from primarily emerging Internet companies and carriers to an increasingly wide variety of established businesses seeking to house their IT and telecommunications infrastructure and gain access to multiple carriers. These businesses increasingly utilize data centers not only as sites for data storage but also as computing centers to process data and operate customer-facing applications. This diverse and established customer base has driven significant demand for carrier-neutral data center services.

The data centers themselves have likewise experienced a fundamental shift. Since the late 1990s, a growing portion of the data center industry has evolved from providing services for equipment mainly designed for warehousing data to a place where real-time data gathering and data processing takes place. The growing sophistication and adoption of Internet-based applications such as cloud computing, or software-as-a-service, have been important contributors to this trend. The software complexity of these Internet-enabled or web-facing applications requires ever greater processing power in order to operate at speeds that provide response times that are acceptable to end users (whether people or machines). Today, this processing power is delivered by servers that reside in temperature controlled data centers with clean and uninterrupted power and network connectivity. Robust and redundant network connectivity is essential in order to ensure that the application and critical information in the data center can be delivered reliably and promptly to end users.

Types of Data Centers

There are five primary types of data centers: in-house, IT outsourcers and managed services provider, wholesale, carrier-operated and carrier-neutral colocation.

In-House Data Centers

Many companies own and operate some or all of their own data centers. According to IDC, as of March 2009, in-house data centers represent 88% of capacity in Europe. We expect the rate of outsourcing in Europe to increase due to the adoption of new technology and services. Companies may select in-house data centers for regulatory, or other industry specific reasons, or because they have significant scale such that it is more cost effective. In-house data centers often lack the flexibility, sufficient power, or benefit of access to multiple carriers, making them less suited to customer facing applications. Companies that own and operate their own data centers include Dell, Wal-Mart and FedEx.

IT Outsourcers and Managed Services Provider Data Centers

In general, IT outsourcers and managed service providers do not sell colocation space as a stand-alone offering, but include access to data center services as part of a managed service offering or customer solution. Unlike wholesale or colocation providers, IT outsourcers and managed services providers typically own and manage the servers, and utilize the equipment that is housed in the data center. IT outsourcers and managed services providers in Europe include HP, IBM, Logica, Rackspace, Sungard and Terremark.

Wholesale Data Centers

Wholesale data center providers are typically real estate companies that offer customers access to a large building shell with basic cooling and power infrastructure. Such data centers generally have fewer connectivity options, and lower customer density, and are therefore less likely to benefit from communities of interest. Wholesale data centers provide relatively few services in addition to basic cooling and power. Examples of wholesale data center providers include Digital Realty Trust, Dupont Fabros Technology and Global Switch.

Carrier-Operated Data Centers

Carrier-operated data centers offer colocation services, typically requiring customers to use their networks or allow interconnection with only a limited number of other carriers. Carrier-operated data centers do not offer their customers the cost efficiencies associated with access to multiple carriers. Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Telecom, Savvis and Verizon.

Carrier-Neutral Colocation Data Centers

Carrier-neutral colocation data centers are not owned by carriers and enable customers to connect to multiple carriers. Carrier-neutral colocation providers allow customers to select the most cost-effective, reliable and convenient carriers and to migrate effectively among carriers. Carriers and colocation customers use these data centers for interconnection and trading of content and services and to access potential customers, creating a community of interest.

Carrier-neutral colocation data centers offer high network resilience delivered by multiple providers and close proximity to application users. This offers customers an environment well-suited for the deployment of network-centric applications, such as software-as-a-service, or SaaS, and cloud-based applications that are accessed over a network. Carrier-neutral colocation data centers offer space, power, cooling, and connectivity and often offer complementary services, such as network monitoring, remote monitoring of customer equipment, cross connects, security, on-site engineering, technical support and storage backup. Carrier-neutral colocation data center providers in Europe include Equinix, InterXion, Telecity, and Telehouse.

Shift to Outsourcing

As data centers have shifted from mere warehouses for data storage to more advanced facilities requiring network connectivity and greater power, the market has shifted from in-house data centers to outsourced data centers as a result of the complexity and high cost of building, maintaining and operating these more advanced data center facilities. Building and fitting out a data center takes significant time and requires a large upfront investment in equipment and materials, which many companies are not willing or able to make. Outsourced data centers allow customers to convert fixed costs into variable costs, based on space, power use and the use of ancillary services. The growing focus on mission critical applications, business continuity, disaster recovery planning and increased regulatory requirements is also driving businesses to process and store more information in secure, off-site facilities.

The choice between in-house and carrier-neutral data centers is dependent upon the specific application and performance levels required by the user. In-house data centers will continue to be a solution for non-real-time back office applications, whereas real-time applications, like cloud computing services, by contrast, increasingly require the services offered by carrier-neutral data centers.

Demand Drivers for Data Centers

Growth in Internet traffic, cloud computing and the use of customer-facing hosted applications are driving significant demand for high quality carrier-neutral colocation data center services. This demand results from the need for either more space or more power, or both. According to the Cisco Visual Networking Index, Global IP traffic is expected to grow at a compound annual growth rate of 34% from 2009 to 2014. This growth is driven by, among other factors, decreased cost of Internet access, increased broadband penetration, increased usage of high-bandwidth content, increased number of wireless access points and growing availability of Internet and network based applications.

Increased Internet traffic drives demand for data center services as customers need a secure environment in which to locate additional processing, networking and computer equipment, such as servers, switches, routers and storage equipment, to support this traffic. In addition the continued growth in adoption of unified communications, videoconferencing, as well as telepresence, will continue to drive the need for hosted applications with high connectivity requirements.

Cloud computing services, which are applications delivered over networks, are also driving significant demand for data center services. According to IDC, the market for IT cloud services is expected to grow from $16.5 billion in 2009 to $55.5 billion in 2014, representing a 27.4% compound annual growth rate. Cloud applications require stable, scalable platforms in multiple geographies on which to operate and low latency access to end users. Because these requirements have become increasingly difficult and complex for in-house data center solutions to provide, we believe they will continue to drive demand for outsourced data centers, particularly carrier-neutral data centers on account of the network connectivity that they provide.

IDC projects the market for carrier-neutral colocation data center services in the United Kingdom, France, Germany and The Netherlands to grow from €922 million in 2009 to €2.245 billion in 2014, a compound annual growth rate of 19%.

Supply Considerations

During the period 2001 to 2004, there was limited, if any, new carrier-neutral colocation data center capacity built and the industry rationalized and consolidated existing capacity. This combined with the growing demand for data center capacity, has led to a significant supply/demand imbalance. A number of factors contribute to the difficulty of bringing new capacity online. New data centers require significant upfront capital expenditures for which financing can be difficult to obtain. Carrier-neutral colocation data centers also require locations with adequate power, connectivity and proximity to major metropolitan areas, which are in limited supply in Europe. Data center construction requires extensive planning, and also adherence to local regulatory procedures and requirements, which can be difficult to navigate without knowledge of local governments, and attainment of permits, which can be difficult to attain. Data center development and construction is also particularly time consuming and can take from 12 to 24 months from planning to completion. Finally, power availability is now becoming a key limiting factor of supply within the data center industry. As new server speeds continue to increase, providing greater processing power, increased data center power and cooling capabilities are needed to run and cool these servers. Locations with adequate power are in limited supply in Europe.

According to Tier1 Research, the shortfall in supply versus demand for data center capacity in Europe will continue for the next three years.

Barriers to Entry

Significant barriers to entry exist in the carrier-neutral colocation market, including the scarcity of adequate locations, the cost and requirements of data center development, the time and resources required to develop communities of interest, the difficulty of establishing a reputable brand, associated track record and the inherently high switching costs for customers and carriers.

Scarcity of Adequate Locations

Carrier-neutral colocation data centers are typically located in major metropolitan areas in close proximity to the intersection of the major fiber routes of carriers and Internet service providers. We believe such locations are in scarce supply in Europe. Once occupied, data center sites are typically subject to long leases, so existing sites infrequently become available. Furthermore, the introduction of more complex servers with higher power consumption, such as blade servers, has resulted in power availability becoming a key limitation in identifying suitable locations. A data center’s power requirements are substantial and supply is limited by availability at the local substation level.

Cost and Requirements of Data Center Development

Building a data center requires significant time, cost, technical expertise, regulatory compliance and attainment of permits. Attractive returns generally are not achievable until some time after the facility is completed, typically not until the data center is fully equipped with connectivity and utilized by customers.

Time and Resources Required to Develop Communities of Interest

The communities of interest generated by the carrier-neutral model are difficult and costly to replicate. Carriers are reluctant to invest resources to connect to data centers that lack existing customer and carrier presence. Conversely, customers do not realize the benefits or cost savings of access to communities of interest when moving to data centers that lack existing customer and carrier presence.

Difficulty of Establishing Reputable Brand

Existing data center providers have established brand names and reputations, which are difficult for new entrants to create. Without an established and strong brand, reputation and track record, it is difficult for a potential new competitor to attract carriers, which are needed to provide the connectivity to attract customers and create a valuable community of interest. Even if a data center provider is able to attract carriers, it is still difficult to entice high value customers to entrust their critical applications to the data center provider without an established track record.

High Switching Costs

Once a customer outsources its data center needs, it is difficult for that customer to change its data center provider. The cost, operational risk and inconvenience involved in relocating to another data center are significant. It is also costly, time consuming and complex for carriers to switch between data centers, as it typically requires the build-up of dual infrastructures running in parallel, the provision of several hundreds of circuits prior to connection of the new site to customers and the decommissioning of the existing site. In addition, carriers choose a data center in part based on their ability to interconnect easily with a large number of other carriers in the data center, which creates a network effect that deters carriers from switching data centers.

Pricing

Pricing is determined by a number of factors, including the availability of data center capacity, the type and quality of space required (from standard cabinet space to customized suites), power requirements, the prevailing market spot price of data center capacity, the length of contract term, data center location, proximity and the reputation of the data center provider.

Customer contracts for carrier-neutral colocation services typically range from one to ten years and include price escalators that adjust for inflation.

BUSINESS

Overview

We are a leading provider of carrier-neutral colocation data center services in Europe. We support over 1,100 customers through 28 data centers in 11 countries enabling them to protect, connect, process and distribute their most valuable information. Within our data centers, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centers act as content and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media among carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier-neutral colocation services includes space, power, cooling and a secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including London, Frankfurt, Paris, Amsterdam and Madrid, the main data center markets in Europe. Our data centers are located in close proximity to the intersection of telecommunications fiber routes, and we house more than 350 carriers and Internet service providers and 18 European Internet exchanges. Our data centers allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

For the nine months ended September 30, 2010, our total revenue was €152.8 million, our operating profit was €34.3 million and our Adjusted EBITDA, a non-GAAP financial measure, was €57.8 million, compared to €126.6 million in revenue, €24.5 million in operating profit and €45.8 million in Adjusted EBITDA in the nine months ended September 30, 2009. Over 90% of our revenue is Recurring Revenue, and typically 60-70% of our new bookings in any given year are generated from existing customers. See “Presentation of Financial and Other Information—Additional Key Performance Indicators.”

For the year ended December 31, 2009, our total revenue was €171.7 million, our operating profit was €32.0 million and our Adjusted EBITDA was €62.7 million, compared to €138.2 million in revenue, €32.2 million in operating profit and €48.3 million in Adjusted EBITDA in the year ended December 31, 2008. See “Presentation of Financial and Other Information—Additional Key Performance Indicators.”

For the years ended December 31, 2009, 2008 and 2007, our net income was €26.5 million, €37.4 million and €13.6 million, respectively.

Competitive Strengths

Leading European Carrier-Neutral Colocation Data Center Services Provider with Broad, Strategic Footprint

We are a leading carrier-neutral colocation data center services provider in Europe based on our geographic footprint, high level of connectivity and established brand. Through our 28 data centers in 11 countries, we operate more data centers in more countries than any other data center provider in Europe. Our data centers are located near key business hubs and in close proximity to the interconnection points of telecommunications fiber routes and power sources, which enables us to provide our customers with high levels of connectivity and the requisite power to meet their needs.

Strong, High Value Communities of Interest

Our carrier-neutral colocation data center model, which houses 18 European Internet exchanges, together with more than 350 carriers and Internet service providers, creates critical exchange points for Internet and data traffic. These exchange points attract enterprises, media and content providers, IT services providers and other groups wanting to access these diverse networks and other enterprises in a single location versus connecting these parties in multiple locations. This high level of connectivity fosters the development of value-added communities of interest within our customer segments. These communities of interest then attract additional carriers and customers which makes them increasingly more valuable.

Superior Levels of Connectivity

Our data centers provide our customers with connectivity to more than 350 individual carriers and Internet service providers as well as 18 European Internet exchanges. We believe this level of connectivity is unmatched by our competitors and attracts customers to our data centers. Our high level of connectivity enables customers to select the most cost-effective, reliable and convenient carriers at each data center and to migrate efficiently between carriers, thereby lowering their telecommunications costs and reducing latency.

Uniform, High Quality Data Centers and Customer Service

We design, build and operate each of our data centers according to uniform designs, processes and standards, which results in the construction and operation of high quality data centers. Having grown organically rather than through acquisitions, the uniformity of our data centers satisfies an important requirement for customers who seek consistency across multiple locations. This consistency also allows us to reduce cost, complexity and the risks associated with building and operating multiple data centers. All of our data centers are accredited as compliant with the Information Security Management Systems Standard ISO 27001. Through our European customer service center and strong country teams, we are able to deliver uniform quality and service to our customers, including consistent account and service management, reporting and billing. We also have local service delivery and assurance teams with strong in country management to ensure local knowledge and responsiveness. Our best-in-class customer service drives customer loyalty and contributes to our low customer churn rate.

Strong Value Proposition for Our Customers

Our carrier-neutral colocation service is a compelling value proposition versus building in-house, or outsourcing to a carrier-operated data center. Our customers save significant costs of building and maintaining a data center as well as the telecommunication costs required to access multiple networks and other participants in the communities of interest. Our carrier-neutral proposition also provides greater flexibility for enterprises to expand to meet their data center needs and deliver better performance as a result of lower network latency and excellent customer service.

Attractive Financial Model

Our recurring revenue model and largely fixed cost base provide us with significant visibility into future financial performance. In the last several years, our Recurring Revenue has consistently been over 90% of our total revenue. Our long-term contracts and high renewal rates further contribute to our revenue visibility. The terms of our initial customer contracts are typically three to five years and have automatic, one-year renewals. Our cost base consists primarily of personnel, power and property. While our personnel and property costs are largely fixed, our contracts provide us with the ability to adjust customer pricing for power in order to recover any increases in power costs. Our recurring revenue model provides significant predictability of future revenue, and our largely fixed cost base produces strong operating leverage. We enjoy long-standing relationships with our customers and have high customer retention, as evidenced by our low Average Monthly Churn rate, which was 0.5% in the year ended December 31, 2009. Although we generally expect our costs of sales and general and administrative costs to grow over time, we expect these costs to decrease as a percentage of revenue.

Strategy

Target New Customers in High Growth Segments to Further Develop our Communities of Interest

We will continue to target new customers in high growth market segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target markets enables us to expand existing, and build new, high value communities of interest within our data centers. Communities of interest are particularly important to customers in each of these market segments. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us.

Increase Share of Spend from Existing Customers

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating approximately 70% of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

Maintain Connectivity Leadership

We seek to increase the number of carriers in each of our data centers by expanding the presence of our existing carriers into additional data centers and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximize our share of their data center spend, and to achieve the highest level of connectivity in each of our data centers.

Continue to Deliver Best-in-Class Customer Service

We will continue to provide a high level of customer service in order to maximize customer satisfaction and minimize churn. Our European Customer Service Centre operates 24 hours a day, 365 days a year, providing continual monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

Disciplined Expansion and Conservative Financial Management

We plan to invest in our data center capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios.

Our Services

We offer carrier-neutral colocation and managed services to our customers.

Colocation

Our colocation services provide clients with the space and power to deploy IT infrastructure in our world-class data centers. Through a number of redundant subsystems, including power, fiber and cooling, we are able to provide our customers with highly reliable services. Our colocation services are scalable, allowing our customers to upgrade space, connectivity and services as their requirements evolve. Our data centers employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. We provide colocation services including:

Space

Each of our data centers houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our clients to deploy their own IT infrastructure. Customers can choose individual cabinets or a secure cage depending on their space and security requirements.

Power

Each of our data centers is equipped to offer our customers high power availability, including power backup in case of outage as the availability of power is essential to the operation of a data center. The vast majority of our data centers have redundant grid connections and all of our data centers have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavor to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 350 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content and distribution in the world.

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carrier, Internet service providers and Internet exchange customers as well as other customers. Cross connects are physically secured in dedicated areas called Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

Availability Monitoring

We assist our customers in evaluating their Internet service providers. We inspect our customers’ Internet connections and notify customers of defects. Our technicians are available to make repairs as requested.

Managed Services

In addition to providing colocation services, we provide a number of additional managed services, including systems monitoring, systems management, engineering support services, data back-up and storage. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either by us directly, or in conjunction with third parties.

Customers

We categorize our customers into five industry groups: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have over 1,100 customers. The majority of our customers have contracts with us for a three to five year term. In the last several years, our existing customers have consistently provided over 90% of total revenues, while 70% of our new bookings were generated from existing customers.

In the nine months ended September 30, 2010, 34% of our Monthly Recurring Revenue came from our top 20 customers, 24% of our Monthly Recurring Revenue came from our top 10 customers and no single customer accounted for more than 5% of our Monthly Recurring Revenue.

The following table sets forth some of our representative customers by segment:

Digital Media and Distribution	Enterprises	Financial Services	Managed Service Providers	Network Providers
Akamai Internap Netlog RTL Interactive LBI Lost Boys	Sociedad Estatal Correos y Telegrafos, S.A. Canon Grupo Ferrovial DSV Fomento de Construcciones y Contratas, S.A.	LeasePlan Group ABN Amro Bank N.V. (as a successor to Fortis Bank (Nederland) N.V.) Trading Technologies Sungard Fixnetix	Hewlett-Packard IBM Terremark Siemens ControlCircle	AT&T British Telecom Bouygues Telecom Interoute Communications Colt

In addition, we have proximity hosting relationships with exchanges, such as the London Stock Exchange for whom we act as an accredited provider.

Customer service is provided centrally via our European Customer Service Centre located in London. The European Customer Service Centre supports five European languages (Dutch, English, French, German and Spanish) and is run by technical support staff and operates 24 hours a day, 365 days a year, in order to provide rapid and cost-effective technical and business support to all of our clients. In addition to its service desk functions, the European Customer Service Centre monitors and manages the performance of our data centers and takes care of network monitoring and other network operations center functions. The European Customer Service Centre arranges, as necessary, local engineering support, rapid response (out of hours emergency assistance), “backup and restore” and other managed services. There is also a customer relationship management system in place to electronically log each issue that the European Customer Service Centre is requested to address to ensure efficient and timely support.

Customer Contracts

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate 90 days in advance of the end of the contract period, contracts (a majority of which are for three to five years) typically renew perpetually and automatically for successive one year periods. However, where beneficial to us we will, prior to the expiry of a customer contract, seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers.

Contracts for colocation services are priced on the basis of a monthly recurring fee reflecting charges for space, power used in the common parts of the data center, power “plugs” and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The first option (power plugs) is usually sold in shared areas of our data centers where customers pay per cabinet. The second option (metered power usage) is usually sold to customers taking dedicated space such as a cage, suite or private room where they are charged on a per square meter basis.

As with colocation services, our managed services are typically contracted on the basis of an annual contract (or longer where appropriate) and the fee generally consists of monthly recurring charges and usage based charges as appropriate, and may also include an initial set-up fee. If managed services are ad hoc in nature, they are invoiced on completion of the service.

Each new customer contract we enter into provides that in the event of a power outage or other equivalent service level agreement breach (e.g. for crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment, the credit being on a sliding scale to reflect the seriousness of the breach. Our customer contracts typically exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, our penalty payments under our service level agreements have been minimal.

Customer Accounts

Fees are typically invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we seek recovery through the court system.

Sales and Marketing

Our sales and marketing teams focus on proactively identifying customers who may be candidates to purchase additional space in existing and new data centers.

Sales

Our sales force markets our services to all customer segments and is organized by country. We sell our products and services through a direct sales force, Major Accounts Team and by attending tradeshows, networking events and industry seminars. Our direct sales force comprises 23 people across Europe while our Major Accounts Team focuses on maximizing revenues across our European footprint from our largest customers and on identifying and developing new major accounts.

Marketing

Our marketing organization is responsible for identifying target customer segments, development of the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation

Identification of the high-growth customer segments that we wish to target and development of the value proposition to enable success in our chosen markets. Working with our sales team, our marketing organization is also responsible for business development of key accounts in each segment.

Brand Management and Positioning

This includes brand identity unification, positioning at the corporate and country levels, the development of methodology, marketing assets and brand awareness programs for all of our business units.

Lead Generation

Utilizing online marketing, targeted advertising, direct marketing, event marketing and public relations programs and strategies to design and execute successful lead-generation campaigns leveraging telemarketing and direct sales to grow our pipeline and deliver our revenue goals.

Employees

As of September 30, 2010 we had a total of 326 employees (full time equivalents, excluding contractors and interim staff) of which 182 employees worked in operations and support, 64 employees worked in sales and marketing and 80 employees in general and administrative. Geographically, 238 of our employees were based in our country operations and 88 employees worked from our headquarters near Amsterdam and corporate offices in London as of September 30, 2010. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

Leases

Our leases typically have an initial term of between 10 and 15 years in length. Most of our leases have an option to extend for a minimum of five years except for our data centers in the United Kingdom, Ireland and Belgium, where there is no right to renew, and France where other provisions apply. The leases on three of our data centers, representing less than 15% of our data center space, will expire prior to 2018. We expect to be able to renew these leases at market rates.

Data Center Operations

We have 28 carrier-neutral data centers in 13 metropolitan areas in 11 countries, representing approximately 67,000 square meters of maximum equippable space (as of September 30, 2010). We lease all of our premises.

All of our data centers are located in Europe and all of our revenues are generated in Europe. For more information on the geographic breakdown of our revenues, see Note 5 of our 2009 consolidated financial statements, included elsewhere herein.

We select sites for our data centers based primarily on expected customer demand, availability of power and access to telecommunications fiber routes. Most of our data centers are stand-alone structures, close to power sub-stations and telecommunication networks in light industrial areas outside of city centers, rather than residential areas where more prohibitive environmental regulations exist. Data center design and development is a highly complex process. Data center construction requires extensive planning and must navigate regulatory procedures which can vary by jurisdiction. We have developed extensive technical experience in building data centers in Europe and we are well-positioned to bring new data centers to market rapidly to meet customer demand.

The following table presents the key characteristics of our data centers.

Country	Location	Ready for service Quarter	Maximum Equippable Space as of September 30, 2010
			Square Meters
Austria	Vienna	Third Quarter, 2000	5,100
Belgium	Brussels	Third Quarter, 2000	4,800
Denmark	Copenhagen	Third Quarter, 2000	3,500
France	Paris—1	First Quarter, 2000	1,400
France	Paris—2	Third Quarter, 2001	3,000
France	Paris—3	Third Quarter, 2007	2,000
France	Paris—4	Third Quarter, 2007	1,300
France	Paris—5	Fourth Quarter, 2009	4,100
France	Paris—6	Third Quarter, 2009	1,400
Germany	Dusseldorf	Second Quarter, 2000	2,800
Germany	Frankfurt—1	First Quarter, 1999	500
Germany	Frankfurt—2	Fourth Quarter, 1999	1,100
Germany	Frankfurt—3	First Quarter, 2000	2,100
Germany	Frankfurt—4	First Quarter, 2001	1,400
Germany	Frankfurt—5	Third Quarter, 2008	1,700
Germany	Frankfurt—6	Second Quarter, 2010	1,600
Ireland	Dublin—1	Second Quarter, 2001	1,100
Ireland	Dublin—2	First Quarter, 2010	1,700
The Netherlands	Amsterdam—1	First Quarter, 1998	600
The Netherlands	Amsterdam—2	First Quarter, 1999	700
The Netherlands	Amsterdam—3	Fourth Quarter, 1999	3,100
The Netherlands	Amsterdam—4*	Fourth Quarter, 2000	*
The Netherlands	Amsterdam—5	Fourth Quarter, 2008	4,500
The Netherlands	Hilversum	Third Quarter, 2001	800
Spain	Madrid	Third Quarter, 2000	4,000
Sweden	Stockholm	Third Quarter, 2000	1,700
Switzerland	Zurich	Fourth Quarter, 2000	6,400
UK	London	Third Quarter, 2000	4,600
Total			67,000

Note:

*	The maximum equippable space of Amsterdam—4 is included in the maximum equippable space of Amsterdam—1.

Competition

We compete with all providers of data center services including in-house and outsourced data centers. Our chief competitors among each of the types of competition are listed below.

Carrier-Neutral Colocation Data Centers

Carrier-neutral colocation data centers in Europe include Equinix, Telecity and Telehouse. These companies are our chief competitors.

IT Outsourcers and Managed Services Provider Data Centers

IT outsourcers and managed services providers in Europe include HP, IBM, Logica, Rackspace, Sungard and Terremark.

Wholesale Data Centers

Competitor wholesale data center providers include Digital Realty Trust and Global Switch.

Carrier-Operated Data Centers

Carriers that operate their own data centers in Europe include AT&T, BT, Cable & Wireless, Colt Telecom, Savvis and Verizon.

Please see “Risk Factors—We face significant competition and we may not be able to compete successfully against current and future competitors” and “Industry Overview.”

Litigation

We have not been party to any legal proceedings, governmental or arbitration proceedings during the 12 months preceding the date of this Prospectus which may have, or have had in the recent past, a significant effect on our financial position.

Regulation

Although we are not subject to any financial regulations (such as outsourcing requirements, MiFID or Basel II), our financial services customers commonly are. In their contracts with us, these financial services customers impose access, audit and inspection rights to those parts of our data centers that contain their equipment so that they can satisfy their regulatory requirements.

Data centers, as consumers of substantial amounts of electricity, may be affected by the new UK Carbon Reduction Commitment Energy Efficiency Scheme, or the Scheme. The CRC Energy Efficiency Scheme Order 2010 entered into force on March 22, 2010 introducing a mandatory cap and trade scheme from April 1, 2010 applying to organizations, including our own, whose mandatory half hourly metered electricity consumption is greater than 6,000 MWh in the qualification period (which for the first phase of the CRC is calendar year 2008). Potential impacts on our data centers in the UK include the costs associated with improving energy efficiency and the administrative costs of participating in the Scheme. We will be required to purchase emissions allowances from the UK Government to cover our direct and indirect emissions in April of each year of the Scheme beginning in April 2011 (as the first year of the Scheme is a reporting year only). The revenue generated by the sale/auction of allowances is then recycled back to participants based on their percentage of emissions plus or minus a bonus/penalty based on their performance under the Scheme relative to other Scheme participants (as set out in the CRC league table). The cost of the Scheme depends on our ability to implement energy efficiency improvements during the term of the Scheme. The cost could increase in the later years of the Scheme, as allowances will be auctioned after the initial three-year introductory phase (as opposed to sold at a fixed price of £12/tonne), the rate of the bonus/penalty payments will increase from +/- 10% to +/-50% from the first to the fifth year of the Scheme, and the technical opportunities to improve energy efficiency may become more limited and expensive once the most cost effective improvements have already been made. Data centers may also be adversely affected by any future application of additional regulation relating to energy usage, for example seeking to reduce the power consumption of companies and fees or levies in this regard (including the EU Energy End-Use Efficiency and Energy Services Directive (Directive 2006/32/EC)). It is possible that the resulting legislation will mean that service providers that consume energy, such as us, may incur increased energy costs, and/or caps on energy use. In addition, further to the Copenhagen Accord in respect of international climate change negotiations agreed at the UN Climate Change Summit in December 2009, the European Union has announced its commitment to reduce the greenhouse gas emissions across the European Union by 20% compared to 1990 levels (rising to 30% if other developed countries commit to comparable emission reduction targets and developing countries contribute adequately according to their responsibilities and respective capabilities). It is expected that this commitment may give rise to future domestic legislation relating to energy efficiency across the jurisdictions in which we have data centers and this may affect our business.

As an operator of data centers which act as content and connectivity hubs facilitating the storage, sharing and distribution of data, content and media for customers, we have in place an Acceptable Use Policy which applies to all of our customers using Internet connectivity services provided by us and which requires our customers to respect all legislation pertaining to the use of Internet services, including email.

We are subject to telecommunications regulation in the various European jurisdictions in which we presently operate, most notably the EU Regulatory Framework. Under these regulations, we are not required to obtain licenses for the provision of our services. However, we may be required to notify the national telecommunications regulator in certain European jurisdictions about these services. We have made the necessary notifications for such jurisdictions.

By operating data centers, we will process personal data under the EU Data Protection Directive (95/46/EC). We are not directly subject to this regulation in most European jurisdictions as we only process this data on behalf of our customers. However, in some jurisdictions this may impose additional obligations on us, such as an obligation to take reasonable steps to protect that information.

Insurance

We have in place valid insurance coverage up to a level which we consider to be reasonable and against the type of risks usually insured by companies carrying on the same or similar types of business as ours in the markets in which we operate. Our insurance broadly falls under the following four categories: professional indemnity, general third party liability, directors and officers liability and property damage insurance and business interruption insurance.

Our History

European Telecom Exchange BV was incorporated on April 6, 1998, which (after being renamed InterXion Holding B.V. on June 12, 1998) was converted into InterXion Holding N.V. on January 11, 2000. From inception onwards we have grown our colocation business organically. We have developed our current footprint (both in terms of countries and cities) between 1999 and 2001 and now operate in 11 countries and 13 cities. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

MANAGEMENT

Introduction

We currently have a two-tier board structure consisting of a management board (bestuur) (our “Management Board”) and a supervisory board (raad van commissarissen) (our “Supervisory Board”). Our Management Board is responsible for the day-to-day management of our operations and is supervised by our Supervisory Board. Prior to the completion of this offering, we will amend our articles of association to restructure our current board from the two-tiered structure to a one-tier board structure (the “Board”) comprising directors with the title “Executive Directors” and directors with the title “Non-Executive Directors” (together with the Executive Directors, the “Directors”). We expect that within one year of listing, a majority of our Directors will be independent as required by the NYSE listed company rules.

Below we set out certain information concerning the members of our Board and our Senior Management. When we discuss our Board and our articles of association in the remainder of this “Management” section, we refer to our Board and our articles of association as we expect it to be in place and them to read after the amendments to our current articles of association described in “Description of Capital Stock—Articles of Association and Dutch Law”.

Senior Management and Board of Directors

The following table lists the names, positions and ages of the members of our Senior Management and our Directors as of the closing of this offering:

Name	Age	Position	Term Expiration Date(1)
David Ruberg	64	President, Chief Executive Officer, Vice-Chairman and Executive Director	2013
M.V. “Josh” Joshi	43	Chief Financial Officer
Anthony Foy	51	Group Managing Director
Kevin Dean	47	Chief Marketing Officer
Peter Cladingbowl	45	Senior Vice President, Engineering and Operations Support
Jaap Camman	44	Senior Vice President, Legal
Marc de Leeuw	51	Vice President, Human Resources
John C. Baker	61	Chairman and Non-Executive Director	2013
Robert M. Manning	51	Non-Executive Director	2012
Peter E.D. Ekelund	56	Non-Executive Director	2011
Cees van Luijk	61	Non-Executive Director	2012
Paul Schröder	56	Non-Executive Director	2011
Jean F.H.P. Mandeville	50	Non-Executive Director	2013

Note:

(1)	The term of office expires at the annual general meeting of our shareholders held in the year indicated.

The business address of all members of our Senior Management and of our Directors is at our registered offices located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

The principal functions and experience of each of the members of our Senior Management and our Directors as of the closing of this offering are set out below:

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 after holding the position of Chairman of our Supervisory Board from August 2002. From January 2002 until October 2007 he was affiliated with Baker Capital, a private equity firm. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications, a NASDAQ listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ listed managed web hosting company. Prior to Intermedia, he was general manager of Data General’s PC and Systems Integration Division. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. David serves on the boards of Adaptix, Inc. and QSC AG. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

M.V. “Josh” Joshi, Chief Financial Officer

Josh Joshi joined us as Chief Financial Officer in August 2007. From June 2006 to December 2006 he was CFO of Leisure and Gaming plc, an online gaming and gambling business, and from April 2003 to May 2006 he was CFO of TeleCity plc, a pan European carrier-neutral data center business, both publicly traded companies on the London Stock Exchange. He was one of the founders and CFO of private-equity-backed Storm Telecommunications Limited, a U.S. and pan European data and network service provider. In his early career, Josh spent 8 years in professional practice, predominantly with Arthur Andersen. Josh holds a Bachelor’s Degree in Civil Engineering from Imperial College, London and is a Chartered Accountant.

Anthony Foy, Group Managing Director

Anthony Foy has served as our Group Managing Director and Executive Vice President Sales since July 2001. From 1997 to 2001 he served as General Manager and Senior Vice President International for Broadbase Software, a NASDAQ listed e-commerce infrastructure platform for on-line customer relationship management, marketing and business intelligence. From 1995 to 1997, Mr. Foy served as Director of International Sales and Business Development for Red Brick Software, a NASDAQ listed developer of relational database software for high volume decision support applications. From 1991 to 1995 he served as International Sales and Marketing Manager for ATP. Mr. Foy graduated from the Monterey Institute of International Studies in Monterey, California, where he earned a BA and MA in International Policy Studies.

Kevin Dean, Chief Marketing Officer

Kevin Dean was appointed Senior Vice President Marketing and Chief Marketing Officer in December 2009. From 2003 to 2009 he served as Marketing Director for COLT Telecommunications, a FTSE 200 listed European voice, data and hosting company. From 1994 to 2003 he worked at Cable and Wireless, a FTSE 200 listed global telecommunications company, holding a number of positions including General Manager sector marketing and business development, Director Marketing and Vice President Marketing Analysis, Planning and Strategy. Mr. Dean graduated from Manchester Metropolitan University with a Degree in Applied Physics, and subsequently earned an MBA from the Open Business School and is a Chartered Marketer.

Peter Cladingbowl, Senior Vice President, Engineering and Operations Support

Peter Cladingbowl joined us as Senior Vice President, Engineering and Operations Support in August of 2010. Prior to joining us, Peter was the Vice President Operations EMEA at Global Crossing. Previous roles at Global Crossing, where he spent a total of 12 years, included CIO EMEA and Director of Business Operations. Peter also has substantial operational and general management experience in manufacturing and started his career as a geophysical engineer in the off-shore oil industry. He holds a BSc (Mechanical Engineering) from the University of Cape Town, South Africa.

Jaap Camman, Senior Vice President, Legal

Jaap Camman is responsible for all legal and corporate affairs across the InterXion group. He joined us in November 1999 as Manager Legal and has been our Executive Vice President Legal since July 2002. Before joining us, he worked for the Dutch Government from February 1994 until October 1999. His latest position was Deputy Head of the Insurance Division within The Netherlands Ministry of Finance. Jaap holds a Law Degree from Utrecht University.

Marc de Leeuw, Vice President, Human Resources

Marc de Leeuw has led our Human Resources Department since January 2009. Before joining us, he ran a small human resources consultancy out of Holland and Poland from August 2007 until December 2008. From February 2005 until July 2007 he was a member of the European senior management team of ACN in Amsterdam as their Director HR & Facilities. From May 2002 until July 2004 Marc headed the Human Resources team for Network Appliance in EMEA, and from July 2000 until April 2002 he was Vice President Human Resources for the Sales and Marketing organization at KPNQwest. From July 1997 until June 2000 Marc headed the Human Resources function for Sylvan Learning Systems in EMEA.

John C. Baker, Chairman and Non-Executive Director

Mr. Baker joined our Supervisory Board in 2007 and currently serves as Chairman. Mr. Baker founded Baker Capital in 1995. Mr. Baker serves on the supervisory board of QSC AG and Voltaire Limited and is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-Executive Director

Mr. Manning joined our Supervisory Board in 2002. Mr. Manning is a general partner with Baker Capital. Prior to joining Baker Capital, Mr. Manning was CFO of Intermedia Communications, Inc., an integrated communications service provider, from 1996 to 2001, and a director of its majority-owned subsidiary Digex, Inc., a provider of complex, managed, web hosting services, from 1998 to 2001. Prior to Intermedia, Mr. Manning was a founding executive of DMX, Inc., the first satellite- and cable-delivered digital radio network, from 1990 to 1996. Prior to DMX, Mr. Manning worked as an investment banker to the cable television and communications industries. Mr. Manning is a graduate of Williams College.

Peter E.D. Ekelund, Non-Executive Director

Mr. Ekelund joined our Supervisory Board in 2007. He has worked with Baker Capital since 2006. Prior to this, Mr. Ekelund was Managing Director of AB Novestra, a Stockholm based public investment company with portfolio companies in Scandinavia and the United States. Mr. Ekelund was also the chairman of Framfab between 1997 and 1999 and the Managing Director of FilmNet Benelux, a pay television company between 1988 and 1992. He also worked as the business development manager of Nethold, B.V., the parent of FilmNet between 1992 and 1997. Mr. Ekelund received his degree in business administration from the Stockholm School of Economics.

Cees van Luijk, Non-Executive Director

Mr. C.G. van Luijk joined our Supervisory Board in 2002. He has been chairman since 2003 and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Mr. Van Luijk was formerly the CEO of Getronics between 1999 and 2001 and prior to that a member of the Global Leadership Team of PricewaterhouseCoopers. Mr. Van Luijk is a Certified Public Accountant in The Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University Rotterdam.

Paul Schröder, Non-Executive Director

Mr. Schröder joined our Supervisory Board in September 2009. He was a director of Residex Ventures B.V., which became Capital C-Ventures B.V. He has been a managing partner at Capital-C Ventures since 2006. He was formerly a senior investment manager at Atlas Ventures and Managing Partner at KPN Ventures B.V., the corporate venture capital arm for Telecom investments of the Royal Dutch KPN. After that position, he became CEO and Managing Partner of Residex B.V. one of the founding shareholders of InterXion in 1998 and the captive private equity arm of Eureko/Achmea. Residex B.V. divested its interest in InterXion to Parc-IT B.V. in 2006. Mr. Schröder holds a degree in Business Administration and Civil Law.

Jean F.H.P. Mandeville, Non-Executive Director

Mr. Jean F. H. P. Mandeville has been nominated to serve on our board of directors. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à.r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd., from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from January 1998 to July 1999. He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

Board Powers and Function

Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our articles of association. In all its dealings, our Board shall be guided by the interests of our group as a whole, including but not limited to our shareholders. Our Board has the final responsibility for the management, direction and performance of us and our group. Our Executive Director will be responsible for the day-to-day management of the company. Our Non-Executive Directors will supervise the Executive Director and our general affairs and provide general advice to the Executive Director.

Our Board may assign the titles of chief executive officer (“Chief Executive Officer” or “CEO”) and/or President to the Executive Directors, which titles may, and upon completion of this offering will, accrue to the same Executive Director.

Our CEO will be the general manager of our business, subject to the control of our Board, and will be entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO will be validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board will be required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board shall supervise the execution of its responsibilities by our CEO and/or our Board committees. It remains ultimately responsible for the fulfillment of its duties by them.

Our articles of association will provide that in the event we have a conflict of interest with one or more Directors, we may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, our general meeting of shareholders has the power to designate one or more other persons to represent us. Directors who have a conflict of interest are not prohibited from participating in Board meetings or the decision making process.

Board Meetings and Decisions

We expect that all resolutions of our Board will be adopted by an absolute majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorize another member of the Board to represent him/her at the Board meeting and vote on his/her behalf. Each Director will be entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman will have the casting vote.

Our Board will meet as often as it deems necessary or appropriate or upon the request of any member of our Board. Our Board will adopt rules which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. Our Board shall appoint one of the Directors as Chairman and one of more Directors as Vice-Chairman of the Board. Our Board will be further assisted by a corporate secretary. The corporate secretary may be a member of our Board or our Senior Management and is appointed by our Board.

Composition of Board

We expect that within one year of listing, a majority of our Directors will be independent as required by the NYSE listed company rules.

Our Board will consist of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that our Board will be comprised of a maximum of 7 (seven) members. The number of Executive Directors and Non-Executive Directors will be determined by our general meeting of shareholders, provided that the majority of our Board must consist of Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and Non-Executive Directors as such will be appointed by our general meeting of shareholders, provided that our Board will be classified, with respect to the term for which each member of our Board will severally be appointed and serve as member of our Board, into three classes, as nearly equal in number as reasonably possible.

The initial class I Directors will serve for a term expiring at the annual general meeting of shareholders to be held in 2011, the initial class II Directors will serve for a term expiring at the annual general meeting of shareholders to be held in 2012, and the initial class III Directors will serve for a term expiring at the annual general meeting of shareholders to be held in 2013. At each annual general meeting of shareholders, Directors appointed to succeed those Directors whose terms expire will be appointed to serve for a term of office to expire at the third succeeding annual general meeting of shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class will continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy will serve its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board will have nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it will be binding and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates and will be effected through election. Notwithstanding the foregoing, our general meeting of shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. See “Related Party Transactions—Shareholders Agreement with Baker Capital” for nomination rights granted to Baker Capital.

Directors may be suspended or dismissed at any time by our general meeting of shareholders. A resolution to suspend or dismiss a Director will have to be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Currently, Dutch law does not allow Directors to be suspended by our Board; however, Dutch law is expected to be amended to facilitate the suspension of executive directors by a board of directors and following such amendment a Director may also be suspended by our Board.

Directors’ Insurance and Indemnification

In order to attract and retain qualified and talented persons to serve as members of our Board or our Senior Management, we currently do and expect to continue to provide such persons with protection through a directors’ and officers’ insurance policy. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our articles of association, we will be required to indemnify each current and former member of our Board who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), willful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Committees

Upon completion of this offering, we expect that our Board will establish an audit committee, compensation committee and a nominating committee. Each of these committees will phase-in compliance with the NYSE listed company board committee independence requirements and we expect that they will be fully compliant with such requirements within one year from the date of listing. Our Board may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles of association and any applicable Board rules.

Audit Committee

Upon completion of this offering, we expect that our audit committee will consist of two independent Directors, Cees van Luijk and Jean F.H.P. Mandeville, and one non-independent Director, Robert M. Manning, with Cees van Luijk serving as the chairperson of the audit committee. We expect that within a year of the completion of this offering, all of the members of our audit committee will be independent as defined under and required by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE listed company rules. We also expect that Cees van Luijk will qualify as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, KPMG Accountants N.V. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures and certain other compliance matters.

Compensation Committee

Upon completion of this offering, we expect that our compensation committee will consist of two independent Directors, Cees van Luijk and Paul Schröder, and one non-independent Director, John C. Baker, who will also serve as the chairperson of the compensation committee. We expect that within one year of the completion of this offering, all of the members of our compensation committee will be independent under the NYSE listed company rules. Among other things, the compensation committee will review, and will make recommendations to the Board regarding, the compensation and benefits of our executive officers. The compensation committee will also administer the issuance of stock options and other awards under our equity incentive plan and will establish and review policies relating to the compensation and benefits of our employees and consultants.

Nominating Committee

Upon completion of this offering, we expect that our nominating committee will consist of two independent Directors, Cees van Luijk and Paul Schröder, and one non-independent Director, John C. Baker, with Cees van Luijk serving as the chairperson of the nominating committee. We expect that within one year of the completion of this offering, all of the members of our nominating committee will be independent under the NYSE listed company rules. The nominating committee will be responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting director candidates to fill any vacancies on the Board.

Compensation

The aggregate annual compensation to our Senior Management for the year ended December 31, 2009 was approximately €3.7 million.

Share Ownership

As of January 7, 2011 our Senior Management and Directors owned the following options, granted under our 2008 equity incentive plan discussed below, and shares (or depositary receipts issued for shares)(1):

	Options	Option Exercise Price(s)	Option Expiration Date	Ordinary Shares	Preferred Shares	Total shares and options	Pro rata share- holdings on a fully diluted basis
Shareholders
Senior Management investment				13,907	1,748,025	1,761,932	0.71
A. Foy				13,134	1,616,771
J. Camman				773	131,254
Granted Senior Management options	14,668,503						5.87
A. Foy	3,155,170	€0.20	March 31, 2012
	26,866	€0.40	March 31, 2012
J. Camman	1,040,124	€0.20	March 31, 2012
	471,343	€0.40	March 31, 2012
	200,000	€0.89	November 1, 2012
J. Joshi	1,300,000	€0.70	August 2, 2012
	300,000	€0.89	November 1, 2012
D. Ruberg	7,000,000	€0.70	November 5, 2012
K. Dean	500,000	€1.00	December 12, 2014
	200,000	€1.00	February 10, 2015
M. de Leeuw	125,000	€1.00	January 12, 2014
	50,000	€1.00	February 10, 2015
P. Cladingbowl	300,000	€1.30	August 1, 2015
Total Senior Management investment and Granted Senior Management options						16,430,435	6.58
Granted other employees options/shares	8,997,877					8,997,877	3.60
Available but ungranted options(2)	4,366,851					4,366,851	1.75

(1)	This table does not reflect the five-to-one reverse stock split, which is expected to occur on or before the closing of this offering.
(2)	No further options will be granted under our 2008 International Stock Option and Incentive Master Award Plan.

Employee Share Ownership Plans

Our InterXion Holding N.V. 2008 International Stock Option and Incentive Master Award Plan (the “2008 Plan”) provides for the grant of options to employees. The purpose of the Plan is to attract, retain and motivate employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company.

On                 , 2011, our general meeting of shareholders authorized our Board to establish a new option plan following this offering, to be called the InterXion Holding N.V. 2011 International Stock Option Plan and Incentive Master Award Plan (the “2011 Plan”), under and in accordance with which our Board may grant options for ordinary shares to certain eligible persons following completion of the offering. It is expected that the terms of the 2011 Plan will be materially similar to the 2008 Plan. The 2008 Plan will be discontinued following this offering as no new options will be granted under the 2008 Plan but outstanding options will remain governed by the terms of the 2008 Plan until such options have been exercised in full. The 2011 Plan will make 8,645,157 of our ordinary shares (post five-to-one reverse stock split) available for issue.

Eligible employees are those that have an employment contract for an indefinite period with us or any of our majority-owned subsidiaries or any company that holds a majority interest in us as of the grant date of the options. Advisors and members of the Board are also eligible.

Generally, options become partially or fully exercisable according to a vesting schedule which permits 25% of the option to become vested on the first anniversary of the grant date and 6.25% of each option to become vested on the last day of each three month period following the first anniversary of the grant date. The options become fully vested on the fourth anniversary of the grant date. The option will generally expire on the fifth anniversary of the grant date, after which it is no longer exercisable.

Corporate Governance

Dutch Corporate Governance Code

The Dutch Corporate Governance Code, as revised, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere. The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports filed in The Netherlands whether or not they are complying with the various rules of the Dutch corporate governance code that are addressed to the board of directors and if they do not apply those provisions, to give the reasons for such non-application.

We intend to comply with the NYSE listed company rules to the extent that these rules conflict with the Dutch Corporate Governance Code. In particular, we intend to adhere to the NYSE listed company rules with regard to the independence of Board and committee members, which are discussed above under “—Board Committees.”

PRINCIPAL AND SELLING SHAREHOLDERS

We are currently majority-owned by Baker Capital, which invested €31.5 million in our equity in January 2000, €50 million in August 2000 and €15 million in August 2002. Through its participation in three convertible loans from December 2003 to February 2006, Baker Capital invested a further €9 million, which converted into an equity interest in June 2007. Baker Capital currently owns approximately 58% of our equity.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 7, 2011, subject to certain assumptions set forth in the footnotes, and as adjusted to reflect the sale of our ordinary shares offered in this offering under this Prospectus, the automatic one-to-one conversion of Preferred Shares into ordinary shares, the five-to-one reverse stock split that is expected to occur on or before the closing of this offering and the issue of the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in the Preferred Share Liquidation Price Offering, for:

•	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding ordinary shares;

•	our Directors and Senior Management;

•	each of the selling shareholders; and

•	each of the option holders who are exercising their options and selling the resulting ordinary shares and each of the selling depositary receipt holders.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the ordinary shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. Except as otherwise set forth below, the address of each beneficial owner is c/o InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.

	Shares Beneficially Owned Prior to the Offerings		Shares being Offered	Shares beneficially Owned After the Offerings(1)		Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After the Offerings if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent (%)		Number	Percent (%)		Number	Percent (%)
5% Shareholders
Baker Capital(2)(3)(5)(7)	28,113,115	57.95%	—	30,872,779	47.51%	—	30,872,779	47.51%
Lamont Finance N.V.(2)(3)(7)	18,825,669	38.80%	—	20,689,767	31.84%	—	20,689,767	31.84%
Chianna Investment N.V. (2)(3)(7)	9,272,623	19.11%	—	10,166,695	15.64%	—	10,166,695	15.64%
Baker Communications Fund II, L.P.(2)(4)(5)(7)	14,823	*	—	16,317	*	—	16,317	*
Parc-IT II B.V.(2)(6)	5,954,485	12.27%	—	6,545,792	10.07%	—	6,545,792	10.07%
Stichting Administratiekantoor Management(8)	6,038,508	11.96%	758,508	5,280,000	8.12%	917,727	4,362,273	6.71%
Directors(7) and Senior Management
D. Ruberg(9)	1,400,000	2.89%	—	1,400,000	2.15%	—	1,400,000	2.15%
A. Foy(10)	962,389	1.98%	271,504	704,220	1.08%	328,496	375,725	*
J. Camman(11)	361,479	*	95,026	268,209	*	114,974	153,236	*
J. Joshi(12)	276,250	*	28,960	247,290	*	35,040	212,250	*
K. Dean(13)	35,000	*	—	35,000	*	—	35,000	*
P. Cladingbowl(14)	—	*	—	—	—	—	—	—
M. de Leeuw(15)	15,000	*	—	15,000	*	—	15,000	*

	Shares Beneficially Owned Prior to the Offering		Shares being Offered	Shares beneficially Owned After the Offering(1)		Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent (%)		Number	Percent (%)		Number	Percent (%)
Other Selling Shareholders
Morgan Stanley Dean Witter Equity Funding, Inc.(16)	116,342	*	52,646	63,696	*	63,696	—	—
Originators Investment Plan L.P.(17)	7,124	*	3,224	3,900	*	3,900	—	—
E v.d. Brandhof	1,413,692	2.91%	153,852	1,363,319	2.10%	186,148	1,177,172	1.81%
P. Collerton(18)	892,939	1.84%	385,961	506,978	*	466,978	40,000	*
A. Jamieson	100,575	*	36,461	66,276	*	44,114	22,162	*
M. Boussard(19)	1,955,841	4.03%	885,032	1,070,809	1.65%	1,070,810	—	—
The Goldman Sachs Group, Inc.(20)	109,435	*	49,520	59,915	*	59,915	—	—
J. V. d. Marel	19,360	*	8,761	10,599	*	10,599	—	—
J. Loeber	461,982	*	209,051	252,931	*	252,932	—	—
Other Option Holders and Depositary Receipt Holders(21)
Mr. Adewale	400	*	181	219	*	219	—	—
Mr. Assem	62,610	*	7,320	55,290	*	8,857	46,433	*
Mr. Assink	36,324	*	33	36,291	*	41	36,250	*
Mr. Balzer	6,900	*	11	6,889	*	14	6,875	*
Mr. Bastiaenen	6,410	*	1,091	5,319	*	1,319	4,000	*
Mr. Bervoets	400	*	45	355	*	55	300	*
Mr. de Boer	21,297	*	7,601	13,696	*	9,196	4,500	*
Mr. Bos-Rijks	438	*	136	302	*	164	138	*
Mr. Cahill	5,417	*	2,271	3,146	*	2,748	398	*
Mr. Croese	3	*	1	2	*	2	—	—
Mr. El Mourabit	400	*	181	219	*	219	—	—
Mr. Fischer	400	*	91	309	*	109	200	*
Mr. Gerritzen	12,448	*	5,633	6,815	*	6,815	—	—
Mr. de Haan	1,427	*	30	1,397	*	37	1,360	*
Mr. Hase	18	*	8	10	*	10	—	—
Mr. van Hulten	29,797	*	6,788	23,009	*	8,212	14,797	*
Mr. Kruisinga	4,428	*	2,004	2,424	*	2,424	—	—
Mr. Luycks	105,744	*	21,442	84,302	*	25,942	58,360	*
Mr. Meuleman	3,295	*	812	2,483	*	983	1,500	*
Mr. Procter	6	*	3	3	*	3	—	—
Mr. Rochepeau	1	*	—	1	*	1	—	—
Mr. Le Roy	4,900	*	2,048	2,852	*	2,477	375	*
Mr. Stoker	13,600	*	6,154	7,446	*	7,446	—	—
Mr. Theunissen	81,250	*	36,766	44,484	*	44,484	—	—
Mr. Tidemand	8,100	*	272	7,828	*	328	7,500	*
Mr. de Vries	400	*	181	219	*	219	—	—
Mr. Went	3,000	*	679	2,321	*	821	1,500	*

*	less than 1%.

(1)	Assumes (i) the election by all holders of Preferred Shares to receive the liquidation price of Preferred Shares entirely in the form of ordinary shares, (ii) an offering price of U.S. $12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and (iii) an exchange rate of €1.00 to U.S. $1.2944 representing the exchange rate in effect on January 7, 2011.
(2)	Includes 25,526,886 and 5,469,591 Preferred Shares held by Baker Capital and Parc-IT II B.V., respectively, which will automatically convert into 25,526,886 and 5,469,591 ordinary shares, respectively, prior to the closing of this offering. If they do not elect to receive their liquidation preference in the form of ordinary shares, their shares beneficially owned after the offering will be 43.23% and 9.16%, respectively.
(3)	Chianna Investment N.V. is a wholly owned subsidiary of Baker Communications Fund (Cayman), L.P. (“BCF I”). Lamont Finance N.V. is a wholly owned subsidiary of Baker Communications Fund II (Cayman), L.P. (“BCF II”). The address of each of Chianna Investment N.V. and Lamont Finance N.V. is c/o Intertrust (Curaçao) B.V., Berg Arrarat 1, Curaçao, Netherlands Antilles. The address of each of BCF I and BCF II is c/o Maples and Calder, Ugland House, South Church Street, Grand Cayman, Cayman Islands.
(4)	The address of Baker Communications Fund II, L.P. is 540 Madison Avenue, New York, NY 10022.
(5)	Messrs. Baker and Manning are managers of the general partners of and serve on the investment committees of each of BCF I, BCF II and Baker Communications Fund II, L.P. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.
(6)	The majority shareholder of Parc-IT II B.V. is Parc-IT Holding B.V. The remainder of Parc-IT II B.V.’s shares are held by individual investors. Investment control of Parc-IT II B.V. is held by an investment committee, which is made up of Erik Westerink, Rob Ouwerkerk and Cees van Luijk. Messrs. Westerink and Ouwerkerk serve on behalf of Parc-IT Holding B.V. and Mr. van Luijk serves on behalf of individual investors. Mr. van Luijk also serves as one of our directors. Mr. van Luijk disclaims beneficial ownership of shares held by Parc-IT II B.V. except to the extent of his pecuniary interest therein. Voting power of Parc-IT II B.V. is held by Parcom Capital Management B.V., which is the managing director of Parc-IT II B.V. Erik Westerink is the managing director of Parcom Capital Management B.V. The address of Parc-IT II B.V. is Schiphol Boulevard 375 D7, 1118 BJ Schiphol Airport, The Netherlands. Parc-IT Holding B.V.is fully owned by Parcom Capital B.V. of which the ultimate beneficial shareholder is ING Groep N.V.
(7)	None of the Directors owns any of our shares. Messrs. Baker, Manning and Ekelund are associated with (i) Baker Capital, which owned 57.95% of our shares as of January 7, 2011; (ii) Lamont Finance N.V., which owned 38.80% of our shares as of January 7, 2011; (iii) Chianna Investment N.V., which owned 19.11% of our shares as of January 7, 2011; and (iv) Baker Communications Fund II, L.P., which owned less than one percent of our shares as of January 7, 2011. Mr. van Luijk and Mr. Schröder are indirect minority shareholders of Parc-IT II B.V., which owns 12.27% of our shares as of January 7, 2011, is owned by Capital C-Ventures.
(8)	SAMI has issued options for depositary receipts for our ordinary shares and has issued depositary receipts for our ordinary shares and for Preferred Shares that it holds. Holders of depositary receipts do not have voting but do have investment power with respect to the shares underlying their depositary receipts. The administration by SAMI of shares will be cancelled (decetificering) as soon as practicable after completion of this offering. The number of shares held by SAMI will be adjusted to reflect any additional shares allotted to depositary receipt holders who hold fractional amounts of shares as a result of the five-to-one reverse stock split that is expected to occur on or before the closing of this offering. The numbers mentioned above include shares referred to elsewhere in the table. The voting power for SAMI is vested in its board of directors. When casting a vote, SAMI can be solely represented by the chairman of its board of directors, Mr. Jan Loeber, who is a selling shareholder in this offering and listed in the table above.
(9)	D. Ruberg is our President, Chief Executive Officer, Vice-Chairman and Executive Director. D. Ruberg’s total shares beneficially owned prior to the offering are options for depositary receipts issued by Stichting Administratiekantoor Management InterXion (“SAMI”) for ordinary shares and, following completion of this offering, options for our ordinary shares.
(10)	A. Foy is our Group Managing Director. A. Foy’s total shares beneficially owned prior to the offering include 636,408 options for depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares. A. Foy’s number of shares offered and the resulting shares beneficially owned after the offering includes 400,000 depositary receipts for our ordinary shares.

(11)	J. Camman is our Senior Vice President of Legal. J. Camman’s total shares beneficially owned prior to the offering include 342,572 depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares. J. Camman’s number of shares offered and the resulting shares beneficially owned after the offering include 200,000 depositary receipts for our ordinary shares.
(12)	J. Joshi is our Chief Financial Officer. J. Joshi’s total shares beneficially owned prior to this offering are options for depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares.
(13)	K. Dean is our Chief Marketing Officer. K. Dean’s total shares beneficially owned prior to this offering are options for depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares.
(14)	P. Cladingbowl is our Senior Vice President of Engineering and Operations Support. P. Cladingbowl’s total shares beneficially owned prior to this offering are options for depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares.
(15)	M. de Leeuw is our Vice President of Human Resources. M. de Leeuw’s total shares beneficially owned prior to this offering are options for depositary receipts issued by SAMI for ordinary shares and, following completion of this offering, options for our ordinary shares.
(16)

The address of Morgan Stanley Dean Witter Equity Funding, Inc. is 1585 Broadway, 2nd Floor, New York, NY 10036. Stephen R. Munger and James M. Wilmott are the executive officers of Morgan Stanley Dean Witter Equity Funding, Inc. and may be deemed to hold the voting control and dispositive power with respect to these shares. Morgan Stanley Dean Witter Equity Funding, Inc., is an affiliate of a registered broker-dealer and may be deemed to be an underwriter. The ordinary shares were acquired in the ordinary course of the selling shareholder’s investment business and not for the purpose of resale or distribution. Morgan Stanley Dean Witter Equity Funding, Inc. has not participated in the distribution of the shares on our behalf. Messrs Munger and Wilmott disclaim beneficial ownership of the shares held by Morgan Stanley Dean Witter Equity Funding, Inc.

(17)	The address of Originators Investment Plan LP is 1585 Broadway, 2nd Floor, New York, NY 10036. Its general partner is MSDW OIP Investors, Inc. James M. Wilmott is the executive officer of MSDW OIP Investors, Inc. and may be deemed to hold the voting control and dispositive power with respect to these shares. Originators Investment Plan LP is an affiliate of a registered broker-dealer and may be deemed to be an underwriter. The ordinary shares were acquired in the ordinary course of the selling shareholder’s investment business and not for the purpose of resale or distribution. Originators Investment Plan LP has not participated in the distribution of the shares on our behalf. MSDW OIP Investors, Inc. and Mr. Wilmott disclaims beneficial ownership of the shares held by Originators Investment Plan LP.
(18)	P. Collerton is our former Executive Vice President of Engineering and Operations Support. P. Collerton shares beneficially owned prior to this offering and shares offered include 510,316 depositary receipts issued by SAMI for ordinary shares.
(19)	M. Boussard is our former Chief Executive Officer. M. Boussard’s shares beneficially owned prior to this offering are 1,305,770 for depositary receipts issued by SAMI for ordinary shares.
(20)

Consists of ordinary shares owned by Whitehall Parallel Real Estate Limited Partnership XIII, a Delaware limited partnership (“Whitehall XII”). The Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., a registered broker-dealer, may be deemed to directly or indirectly own the ordinary shares which are owned by Whitehall XIII, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner and a limited partner. Goldman, Sachs & Co. is the investment manager for Whitehall XIII. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Whitehall XIII share voting power and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares owned directly or indirectly by Whitehall XIII except to the extent of their pecuniary interest therein, if any. The address of Whitehall XIII, The Goldman Sachs Group, Inc., and Goldman, Sachs & Co., is 200 West Street, 28th Floor, New York, New York 10282.

(21)	Other Option Holders and Depositary Receipt Holders do not hold the shares directly but hold options or depositary receipts for shares that are held by SAMI. The numbers mentioned are therefore also included in the holding of SAMI referred to above.

As of December 31, 2010, we had 14 holders of record resident in The Netherlands, representing approximately 21% of our outstanding shares. As of December 31, 2010, we had 17 holders of record resident in the United States, representing approximately 8% of our outstanding shares.

RELATED PARTY TRANSACTIONS

Shareholders Agreement

On August 3, 2000, we and our shareholders as of that date entered into a shareholders agreement which was most recently amended and restated on December 24, 2009 (the “Shareholders Agreement”). The Shareholders Agreement sets out certain rights and obligations between the parties specified therein. The following shareholders are signatories of the Shareholders Agreement: Lamont Finance N.V. and Chianna Investments N.V. (both Baker Capital companies), Parc-IT II B.V., Cobepa (Nederland) N.V., Mr. M.J.J. Boussard, Mr. A.R.D. Jamieson, Beauchamp Beheer B.V., Mr. E.A. van den Brandhof, Mr. J. Loeber, Stichting Administratiekantoor Management InterXion, Aman Ventures, L.L.C., Mr. B.A. Foy, Mr. J.J. Camman, Fleet Growth Resources III, Inc., Fleet Equity Partners VII, LP, Kennedy Plaza Partners II, LLC and Chisholm Partners IV, LP.

The Shareholders Agreement:

(a)	prohibits the transfer of any shares, or rights to receive shares, or warrants held by a shareholder unless such transfer is permitted by the articles of association or the Shareholders Agreement or is approved by the written consent of the other shareholders;

(b)	grants a right of first refusal pursuant to which any offer made by a bona fide third party for ordinary shares or Preferred Shares held by a shareholder shall also be made to the other non-selling shareholders;

(c)	grants customary tag-along and drag-along provisions;

(d)	includes provisions related to our management, including nomination rights relating to our supervisory board, our management board and any committee and certain approval, consent and reserved matter rights; and

(e)	sets out the automatic one-to-one conversion of Preferred Shares into ordinary shares and the rights associated with the Preferred Shares Liquidation Price Offering.

The Shareholders Agreement will automatically terminate on the consummation of this offering.

Shareholders Agreement with Baker Capital

Upon consummation of the initial public offering, we will enter into a Shareholders Agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board. As such, upon consummation of the initial public offering, Baker Capital will be entitled to designate four nominees for the seven-member board. At such time that a majority of our Board is required to be independent in accordance with the listing requirements of the NYSE, Baker Capital will remain entitled to designate for nomination four of the seven members of the Board, provided, that at least two of the Baker Capital nominees shall satisfy the criteria for independent directors as set forth in the corporate governance rules of the NYSE.

For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of our Board, at least one of whom shall satisfy the criteria for independent directors as set forth in the applicable listing standards. For so long as Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 15% but more than 10% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continues to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

In addition, as long as Baker Capital or its affiliates continues to be the owner of shares representing more than 15% of our outstanding ordinary shares, at least one of Baker Capital’s director nominees shall be appointed to each of our standing committees, provided that, when required by the transition provisions for companies listing in conjunction an initial public offering, such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

In the event of a change in the number of members of our Board, Baker Capital will have the right to designate a proportional amount of the members of the nominees for our Board to most closely approximate the rights described above.

Registration Rights Agreement

We have entered into a registration rights agreement with affiliates of Baker Capital (the “Baker Shareholders”), pursuant to which 140,565,567 ordinary shares are entitled to the registration rights described below.

Demand registration rights. At any time following the closing of this offering, we are required to effect up to four registrations at the request of one or more of the Baker Shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares held by the Baker Shareholders (the “Majority Baker Shareholders”). We are not required to effect a registration within 150 days of this offering or within 90 days after the effective date of a registration statement. We may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

In the event that the managing underwriter advises us that the number of ordinary shares requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the underwriter’s ability to effect an orderly distribution of such ordinary shares, we will include in the registration statement the number of ordinary shares that, in the opinion of the managing underwriter, can be sold. The allocation of such ordinary shares to be included in such registration statement will be done on a pro rata basis.

Registration on Form F-3. After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the date of this Prospectus, we will file a registration statement on Form F-3 at the request of the Majority Baker Shareholders. These shareholders may request such a registration no more than once every six months. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3, (2) each registration on Form F-3 must be for anticipated proceeds of at least U.S. $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of the Majority Baker Shareholders.

Piggyback registration rights. Following this offering, the Baker Shareholders will also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of our securities included in such a request exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of our securities, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account and second, ordinary shares held by the Baker Shareholders on a pro rata basis.

Termination. All registration rights granted to holders of registrable shares terminate when all ordinary shares resulting from the conversion of the Preferred Shares have been effectively registered under the Securities Act, or, with respect to any holder, can be sold freely during a three-month period without registration under the Securities Act.

Expenses. We will be required to pay all expenses relating to up to two demand registration and up to two registrations on Form F-3. We will be required to pay all expenses relating to piggyback registrations.

CEO

On October 31, 2007, Mr. Ruberg resigned as a partner of Baker Capital LLP and on November 5, 2007 he was appointed as our CEO. As at November 5, 2007 and December 31, 2007, Mr. Ruberg held an indirect interest of less than 0.01% in our shares through his interests in Baker Capital funds. Mr. Ruberg had no voting rights over any of these interests. On June 23, 2008, Mr. Ruberg sold his interest in Baker Capital funds.

DESCRIPTION OF CAPITAL STOCK

Incorporation and Registered Office

We were incorporated on April 6, 1998 as a private company with limited liability (besloten venootschap met beperkte aansprakelijkheid) under the laws of The Netherlands. On January 11, 2000, we were converted from a B.V. to a limited liability company (naamloze venootschap) under the laws of The Netherlands.

Our corporate seat is in Amsterdam, The Netherlands. We are registered with the Trade Register of the Chamber of Commerce in Amsterdam under number 33301892. Our executive offices are located at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Our telephone number is +31 20 880 7600.

Share Capital

At the date of this Prospectus, our authorized share capital amounts to €15,000,000 and is divided into 575 million ordinary shares and 175 million Preferred Shares, each with a nominal value of €0.02. Our issued share capital as of January 12, 2011 is €4,437,908.12, divided into 47,856,199 ordinary shares and 174,039,207 Preferred Shares. All of the issued ordinary shares and Preferred Shares have been created under Dutch law and have been fully paid up.

Unless otherwise indicated, the description of our share capital disregards the five-to-one reverse stock split which is expected to take place prior to completion of this offering.

Since January 1, 2005 there have been the following changes to our share capital:

(a)	On January 17, 2005, we issued 500,000 Preferred Shares to Mr. A. Jamieson, one of our former financial advisers, against contribution of a receivable of €100,000, resulting in an addition to our share premium reserves of €90,000 and our issued share capital consisting of 39,790,197 ordinary shares and 101,209,575 Preferred Shares.

(b)	On June 13, 2007, we issued an aggregate of 68,790,425 Preferred Shares to Messrs. Loeber, Collerton, Camman, Foy and Boussard, who are employees or advisers or former employees or advisers of ours, and to Stichting Administratiekantoor Management InterXion, Beauchamp Beheer B.V., Baker Communications Fund II L.P., Lamont Finance N.V., Aman Ventures L.L.C., ParC-IT B.V. and Copeba (Nederland) N.V. (the “Convertible Loan Parties”). In consideration of these Preferred Shares a total of 39 convertible loan notes with an aggregate principal amount of €12,529,763 and accrued interest of €2,037,000 were contributed to our share capital, resulting in an addition to our share premium reserves of €13,110,170 when taken together with the issue described in paragraph (c) below. Effective June 13, 2007, our authorized share capital increased from €14,000,000 to €14,900,000.

(c)	On August 23, 2007, our authorized share capital increased from €14,900,000 to €15,000,000, following which our capital consisted of 575 million ordinary shares and 175 million Preferred Shares. At the same time, we issued a total of 4,039,207 Preferred Shares to the Convertible Loan Parties to complete the issue of Preferred Shares referred to in paragraph (b) above.

(d)	On October 13, 2008, we issued 4,526,446 ordinary shares, and on July 15, 2009 we issued another 3,521,368 ordinary shares to Stichting Administratiekantoor Management InterXion, a Dutch foundation established by us, which in turn issued an equal number of depositary receipts for such ordinary shares to certain of our (former) employees in connection with the exercise of stock options by them. The aggregate exercise price for these options, and the amount received by us, amounted to €1,760,709, resulting in an addition to our share premium reserves of €1,599,752. See “Management—Employee Share Ownership Plans” above for more information on the 2008 Plan.

(e)	On December 22, 2010, we issued 18,188 ordinary shares to Stichting Administratiekantoor Management InterXion which in turn issued an equal number of depositary receipts for such ordinary shares to certain of our (former) employees in connection with the exercise of stock options by them. The aggregate exercise price for these options, and the amount received by us, amounted to €5,456, resulting in an addition to our share premium reserves of €5,092.

(f)	On , 2011, we issued ordinary shares to Stichting Administratiekantoor Management InterXion which in turn issued an equal number of depositary receipts for such ordinary shares to certain of our (former) employees in connection with the exercise of stock options by them. The aggregate exercise price for these options, and the amount received by us, amounted to € , resulting in an addition to our share premium reserves of € .

(g)	On , 2011, our general meeting of shareholders resolved to reduce our issued share capital by the cancellation (intrekking) of 464 Preferred Shares and one ordinary share held by us. On , 2011, the resolution of the general meeting of shareholders was filed with the Trade Register of the Chamber of Commerce in Amsterdam and notice of the filing was published in a Dutch newspaper. As of the date of publication of the notice of filing of the resolution of the general meeting of shareholders, an opposition period of two months applies for our creditors. If no opposition will be instituted in the two months opposition period, the cancellation of Preferred Shares will take effect. If opposition will be instituted, the resolution shall take effect only upon the withdrawal of the opposition or upon an order of the District Court of Amsterdam setting aside the opposition becoming enforceable.

On                      , 2011, our general meeting of shareholders resolved to designate our Management Board, subject to the approval of our Supervisory Board, as the corporate body with the power to issue such number of ordinary shares as needed in connection with this offering. At the same meeting, our general meeting of shareholders resolved to amend our articles of association as set out below, which will result in a designation of our Board as the corporate body to issue ordinary shares and/or grant rights to subscribe for ordinary shares for a period of five years from the date of the Third Amendment of Articles (as defined below) and to issue such number of ordinary shares and/or grant such number of rights to subscribe for ordinary shares as shall be permitted under our authorized share capital from time to time. At the same time and subject to the same limitations, our Board will be designated, with the power to limit or exclude pre-emptive rights relating to ordinary shares.

On                     , 2011, our general meeting of shareholders further resolved to amend our current articles of association by means of three separate proposed deeds of amendment. Through the first amendment of articles (the “First Amendment of Articles) our Management Board will be authorised to issue ordinary shares in our capital, and to exclude the pre-emptive rights relating thereto, required to facilitate a five-to-one reverse stock split in connection with this offering. Through the second amendment of articles (the “Second Amendment of Articles”) our current articles of association will be amended so as to facilitate the automatic conversion of the Preferred Shares on a one-to-one basis into ordinary shares in connection with this offering. Through the third amendment of articles (the “Third Amendment of Articles,” together with the First Amendment of Articles and the Second Amendment of Articles, the “Deeds of Amendment”), our current articles of association will be amended to, inter alia, (i) replace our two-tier governance structure with a one-tier governance structure (ii) the Preferred Shares being removed as a class of shares in our capital; and (iii) implement the five-to-one reversed stock split. The Second Amendment of Articles will take effect upon the execution of the deed containing the Third Amendment of Articles.

On                     , 2011 (following the amendment of our articles of association including to effect the five-to-one reverse stock split), our authorized and issued share capital will be as follows:

Authorized		Issued
Number	Amount	Number	Amount
Ordinary shares	€	Ordinary shares	€

All of the issued ordinary shares will have been fully paid up.

Articles of Association and Dutch Law

On                 , 2011, our general meeting of shareholders resolved to amend our current articles of association by means of the Deeds of Amendment. The execution of the Deeds of Amendment is expected to take place shortly following the determination of the offer price referred to on the cover of this Prospectus and the Second Amendment of Articles will become effective as per the execution of the deed containing the Third Amendment of Articles. The Second Amendment of Articles becoming effective will reflect the Preferred Shares being automatically converted on a one-to-one basis into ordinary shares. The Third Amendment of Articles becoming effective will, inter alia, reflect the Preferred Shares being removed as a class of shares in our capital and result in our articles of association containing the provisions summarized below and will implement the five-to-one reversed stock split.

When we refer to our “Articles” hereafter in this Prospectus, we refer to our proposed articles of association as we expect them to read after the amendments contained in the Deeds of Amendment become effective.

Set forth below is a summary of relevant information concerning our share capital and of material provisions of our Articles and applicable Dutch law. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Corporate Purpose

Pursuant to Article 3 of our Articles, our corporate purpose is:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature,

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Issue of Ordinary Shares

Our Articles, as proposed, provide that we may issue ordinary shares, or grant rights to subscribe for ordinary shares, pursuant to a resolution of our general meeting of shareholders upon a proposal of our Board.

Our proposed Articles provide that our general meeting of shareholders may, upon a proposal of our Board, designate another corporate body, which can only be our Board, as the competent body to issue ordinary shares, or grant rights to subscribe for ordinary shares. Pursuant to our proposed Articles and Dutch law, the period of designation may not exceed five years, but may be renewed by a resolution of our general meeting of shareholders for periods of up to five years. If not otherwise stated in the resolution approving the designation, such designation is irrevocable. The resolution designating our Board must specify the number of shares which may be issued and, if applicable, any conditions to the issuance.

Our Board will be designated as the corporate body competent to issue ordinary shares and to grant rights to subscribe for ordinary shares in the Third Amendment of Articles. This authority is limited to a maximum equal to our authorized share capital from time to time. Our Board’s authority to issue ordinary shares and grant rights to acquire ordinary shares is for a period of five years commencing on the date the Third Amendment of Articles is executed and therefore is expected to expire on                     , 2016. Our general meeting of shareholders may extend this period at any time, subject to the limitations set out above.

Ordinary shares may not be issued at less than their nominal value and must be fully paid up upon issue.

No resolution of our general meeting of shareholders or our Board is required for an issue of ordinary shares pursuant to the exercise of a previously granted right to subscribe for ordinary shares.

Pre-emptive Rights

Dutch law and our proposed Articles generally give our shareholders pre-emptive rights to subscribe on a pro rata basis for any issue of new ordinary shares or grant of rights to subscribe for ordinary shares. Exceptions to these pre-emptive rights include: (i) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares to our employees, (ii) the issue of ordinary shares and the grant of rights to subscribe for ordinary shares in return for non-cash consideration and (iii) the issue of ordinary shares to persons exercising a previously-granted right to subscribe for ordinary shares.

A shareholder has the legal right to exercise pre-emption rights for at least two weeks after the date of the announcement of the issue or grant. However, our general meeting of shareholders, or our Board if so designated by our general meeting of shareholders, may restrict or exclude pre-emptive rights. A resolution by our general meeting of shareholders to designate another corporate body, which can only be our Board, as the competent authority to exclude or restrict pre-emptive rights requires a proposal by our Board and approval by a majority of at least two-thirds of the valid votes cast at our general meeting of shareholders if less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented. A resolution by our general meeting of shareholders to designate our Board as the competent authority to exclude or restrict pre-emptive rights must be for a fixed period not exceeding five years and is only possible if our Board is simultaneously designated as the corporate body authorized to issue ordinary shares. If not otherwise stated in the resolution approving designation, such designation is irrevocable. If our general meeting of shareholders has not designated our Board, our general meeting of shareholders itself is the corporate body authorized to restrict or exclude pre-emptive rights upon a proposal by our Board.

Our Board will be designated as the corporate body authorized to limit or exclude pre-emptive rights, subject to the limited authority it has to issue ordinary shares and grant rights to subscribe for ordinary shares in the Third Amendment of Articles as set out under “—Issue of Ordinary Shares” above, for a period of five years from the date of the Third Amendment of Articles taking effect, and therefore expected to be ending on                 , 2016.

Reduction of Share Capital

Our general meeting of shareholders may, subject to Dutch law and our proposed Articles and only upon a proposal of our Board, resolve to reduce our issued share capital by cancellation of ordinary shares or reduction of the nominal value of ordinary shares by amendment of our proposed Articles. A resolution of our general meeting of shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must make provisions for the implementation of such resolution. A resolution to cancel ordinary shares may only be adopted in relation to ordinary shares or depositary receipts for such shares we hold ourselves. A partial repayment or exemption from the obligation to pay up ordinary shares must be made pro rata, unless all of our shareholders agree otherwise. A resolution at our general meeting of shareholders to reduce our issued share capital requires a majority of at least two-thirds of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented. A simple majority is sufficient if more than half of our issued and outstanding share capital is present or represented.

Acquisition of Ordinary Shares

We may acquire our own fully paid up ordinary shares at any time for no consideration, or, subject to certain provisions of Dutch law and our proposed Articles, if (i) our shareholders’ equity minus the payment required to make the acquisition, does not fall below the sum of called-up and paid-up share capital and any statutory reserves we must maintain by Dutch law or our proposed Articles, and (ii) we and our subsidiaries would thereafter not hold ordinary shares or rights of pledge over ordinary shares with an aggregate nominal value exceeding 50% of our issued and outstanding share capital.

Dutch law generally and more specifically, the Dutch Civil Code, imposes minimum capital and other reserve requirements on legal entities as a way of protecting shareholders and creditors and maintaining the capital of a company. Such minimum capital and reserve requirements include, among other things, complying with certain minimum capital requirements when declaring and paying dividends and repurchasing shares in its own capital, maintaining reserves on the granting of legitimate financial assistance loans by a public limited company and maintaining reserves on the re-evaluation of assets.

An acquisition of ordinary shares for a consideration must be authorized by our general meeting of shareholders. Such authorization may be granted for a maximum period of 18 months and must specify the number of ordinary shares that may be acquired, the manner in which ordinary shares may be acquired and the price limits within which ordinary shares may be acquired. Authorization is not required for the acquisition of ordinary shares in order to transfer them to our employees. The actual acquisition may only be effected by a resolution of our Board.

On                 , 2011 our general meeting of shareholders resolved to grant authorization to our Management Board (and our Board under our proposed Articles) for a period of 18 months from the date of that meeting to acquire ordinary shares up to a maximum of ten percent of the ordinary shares outstanding immediately following the completion of this offering, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition).

Any ordinary shares held by us in our own capital may not be voted on or counted for quorum purposes.

Exchange Controls and Other Provisions Relating to Non-Dutch Shareholders

There are no Dutch exchange control restrictions on investments in, or payments on, the ordinary shares. There are no special restrictions in our Articles or Dutch law that limit the right of shareholders who are not citizens or residents of The Netherlands to hold or vote the ordinary shares.

Dividends and Distributions

We may only make distributions to our shareholders in so far as our equity exceeds the sum of our paid-in and called-up share capital plus the reserves we are required to maintain by Dutch law or our proposed Articles.

Under our proposed Articles, our Board may determine that a portion of the profits of the current financial year shall be added to our reserves. The remaining profits are at the disposal of our general meeting of shareholders.

We may only make distributions of dividends to our shareholders after the adoption of our statutory annual accounts from which it appears that such distributions are legally permitted. However, our Board may resolve to pay interim dividends on account of the profits of the current financial year if the equity requirement set out above is met, as evidenced by an interim statement of assets and liabilities relating to the condition of such assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute interim dividends is made public. Our general meeting of shareholders may resolve, upon a proposal to that effect by our Board, to pay distributions at the expense of any of our reserves.

Additionally, if we choose to declare dividends, the payment of cash dividends on our shares is restricted under the terms of the agreements governing our indebtedness.

Dividends and other distributions may be made in cash or, but only at all times with the approval of the Board, in ordinary shares. Dividends and other distributions are due and payable as from the date determined by the corporate body resolving on the distribution. Claims to dividends and other declared distributions lapse after five years from the date that such dividends or distributions became payable and any such amounts not collected within this period revert to us and are allocated to our general reserves.

General Meetings of Shareholders and Voting Rights

Our annual general meeting of shareholders must be held within six months after the end of each of our financial years. It must be held in The Netherlands in Amsterdam or Haarlemmermeer (Schiphol Airport). Our financial year coincides with the calendar year. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems such necessary. Shareholders representing at least 10% of our issued and outstanding share capital may, pursuant to Dutch law and our proposed Articles, request that a general meeting of shareholders be convened, specifying the items for discussion. If our Board has not convened a general meeting of shareholders within four weeks of such request such that such meeting can be held within six weeks following such request, the shareholders requesting such meeting are authorized to call such meeting themselves with due observance of the relevant provisions of our proposed Articles.

The notice convening any general meeting of shareholders must include an agenda indicating the items for discussion, or it must state that the shareholders and any holders of depositary receipts for ordinary shares may review such agenda at our main offices in The Netherlands. We will have the notice published by electronic means of communication which is directly and permanently accessible until the meeting and in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange. The explanatory notes to the agenda must contain all facts and circumstances that are relevant for the proposals on the agenda. Such explanatory notes and the agenda will be placed on our website.

Shareholders holding at least 1% of our issued and outstanding share capital or ordinary shares representing a value of at least €50 million may submit agenda proposals for any general meeting of shareholders. Provided we receive such proposals no later than 60 days before the date of the general meeting of shareholders, and provided that such proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a general meeting of shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him, to exercise his voting rights in accordance with our proposed Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

Our Board may allow shareholders to, in person or through a person holding a written proxy, participate in a general meeting of shareholders, including to take the floor and, to the extent applicable, to exercise voting rights, through an electronic means of communication. Our Board selects the means of electronic communication and may subject its use to conditions.

To the extent that our proposed Articles or Dutch law do not require a qualified majority, all resolutions of our general meeting of shareholders shall be adopted by a simple majority of the votes cast.

The following resolutions of our general meeting of shareholders may only be adopted upon a proposal by our Board:

(a)	to effect a statutory merger (juridische fusie) or demerger (juridische splitsing);

(b)	to issue ordinary shares or to restrict or exclude pre-emption rights on ordinary shares to the extent the authority to issue has not been delegated to our Board;

(c)	to designate our Board as the corporate body authorized to issue ordinary shares or rights to subscribe for ordinary shares and to restrict or to exclude the pre-emption rights on ordinary shares or rights to subscribe for ordinary shares;

(d)	to reduce our issued share capital;

(e)	to make a whole or partial distribution of reserves;

(f)	to amend our articles of association or change our corporate form; and

(g)	to dissolve us.

Annual and Interim Financial Statements

Within five months after the end of our financial year, our Board is required to prepare our annual financial statements, which must be accompanied by an annual report and an auditor’s report. Our general meeting of shareholders may extend this period by no more than six months on account of special circumstances. All members of our Board must sign the financial statements. If any member does not sign, the reason for this must be stated.

Our annual financial statements, the annual report and the auditor’s report must be made generally available to our shareholders for review at no charge at our head office in Schiphol-Rijk during regular business hours from the day of the notice convening the annual general meeting of shareholders. Our general meeting of shareholders shall be requested to adopt our annual financial statements at such annual general meeting of shareholders.

In addition, we intend to publish quarterly financial statements within 60 days following the end of each of the first three quarters in each of our financial years.

Our financial reporting will be subject to the supervision of the Dutch Authority for the Financial Markets, or AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting.

Amendment of our Articles of Association

Our general meeting of shareholders may resolve to amend our Articles upon a proposal made by our Board.

Dissolution and Liquidation

Under our proposed Articles, we may be dissolved by a resolution of our general meeting of shareholders upon a proposal of our Board.

In the event of dissolution, our business will be liquidated in accordance with Dutch law and our proposed Articles and the liquidation shall be effected by our Board. During liquidation, the provisions of our Articles will remain in force to the extent possible. Any assets remaining upon completion of the dissolution will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of their ordinary shares.

Disclosure of Information

Dutch law contains specific rules intended to prevent insider trading, tipping and market manipulation. We are subject to these rules and accordingly, we have adopted a code of securities dealings in relation to our securities.

Squeeze Out

If a shareholder, alone or together with group companies, (the “Controlling Entity”) holds a total of at least 95% of a company’s issued share capital by nominal value for its own account, Dutch law permits the Controlling Entity to acquire the remaining shares in the controlled entity (the “Controlled Entity”) by initiating proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”). A Controlling Entity that holds less than 95% of the shares in the Controlled Entity, but that in practice controls the Controlled Entity’s general meeting of shareholders, could attempt to obtain full ownership of the business of the Controlled Entity through a legal merger of the Controlled Entity with another company controlled by the Controlling Entity, by subscribing to additional shares in the Controlled Entity (for example, in exchange for a contribution of part of its own business), through another form of reorganization aimed at raising its interest to 95% or through other means.

In addition to the general squeeze-out procedure mentioned above, following a public offer a holder of at least 95% of the outstanding shares and voting rights has the right to require the minority shareholders to sell their shares to it. To the extent there are two or more types of shares the request can only be made with regard to the type of shares of which the shareholder holds at least 95% in aggregate representing at least 95% of the voting rights attached to those shares. Any request to require the minority shareholders to sell their shares must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, in such a case, each minority shareholder has the right to require the holder of at least 95% of the outstanding shares and voting rights to purchase its shares. The minority shareholders must file such claim with the Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Reporting of Insider Transactions

Pursuant to the Dutch Financial Supervision Act, the Directors and any other person who has managerial responsibilities or who has the authority to make decisions affecting our future developments and business prospects or who has regular access to inside information relating, directly or indirectly, to us (each an “Insider”), must notify The Netherlands Authority for the Financial Markets of all transactions conducted for his own account relating to ordinary shares or securities the value of which is determined by the value of ordinary shares. The Netherlands Authority for the Financial Markets must be notified within five days following the transaction date. Notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year.

In addition, persons designated by the Decree on Market Abuse pursuant to the Dutch Financial Supervision Act (Besluit Marktmisbruik Wft) (the “Market Abuse Decree”) who are closely associated with an Insider must notify The Netherlands Authority for the Financial Markets of any transactions conducted for their own account relating to ordinary shares or securities the value of which is determined by the value of the ordinary shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year prior to the relevant transaction date, and (iv) any legal person, trust or partnership whose managerial responsibilities are discharged by, which is controlled by, which has been incorporated for the benefit of, or whose economic interests are the same as, a person referred to in the previous paragraph or under (i), (ii) or (iii) above.

The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act.

Pursuant to the rules against insider trading we have, among other things, further adopted rules governing the holding of, reporting and carrying out of transactions in our securities by the Directors or our employees. Further, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed the persons concerned of the rules against insider trading and market manipulation including the sanctions which can be imposed in the event of a violation of those rules.

Non-compliance with the notification obligations under the market abuse obligations laid down in the Dutch Financial Supervision Act may lead to criminal fines, administrative fines, imprisonment or other sanctions.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this Prospectus.

Duties of directors

The Netherlands

In The Netherlands, a listed company typically has a two-tier board structure with a management board comprised of the executive directors and a supervisory board comprised of the non-executive directors. It is, however, also possible by virtue of the provisions of a company’s articles of association to have a single-tier board, comprised of both executive directors and non-executive directors. Following the adoption of the Second Deed of Amendment, we will have a single-tier board.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive directors and providing them with advice. Each director has a duty to the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company or its business requires shareholders’ approval.

Delaware

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Director terms

The Netherlands

Under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no limit to the number of terms a director may serve.

Delaware

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three staggered classes with up to three-year terms, with the terms for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders, with exceptions if the board is classified or if the company has cumulative voting.

Director vacancies

The Netherlands

Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting. Our proposed Articles shall provide that our Board shall have nomination rights with respect to the appointment of a new member of our Board. If a nomination consists of a list of two or more candidates, it shall be binding and the appointment to the vacant seat concerned shall be from the persons placed on the binding list of candidates and shall be effected through election. Notwithstanding the foregoing, our general meeting of shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates shall not be binding.

Delaware

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Shareholder proposals

The Netherlands

Pursuant to our proposed Articles, extraordinary shareholders’ meetings will be held as often as our Board or our CEO deems such necessary. Additionally, shareholders and/or persons with depository receipt holder rights representing in the aggregate at least one-tenth of the issued capital of the company may request the Board to convene a general meeting, specifically stating the business to be discussed. If our Board has not given proper notice of a general meeting within four weeks following receipt of such request such that the meeting can be held within six weeks after receipt of the request, the applicants shall be authorized to convene a meeting themselves. Pursuant to Dutch law, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a general meeting be held.

The agenda for a meeting of shareholders must contain such items as our Board or the person or persons convening the meeting decide, including the time and place of the shareholders’ meeting and the procedure for participating in the shareholders’ meeting by way of a written power of attorney. The agenda shall also include such other items as one or more shareholders, representing at least such part of the issued share capital as required by the laws of the Netherlands (currently, 1% of the issued share capital or shares representing a value of €50 million) may request by providing a substantiated written request or a proposal for a resolution to our Board at least 60 days before the date of the meeting.

Delaware

Delaware law does not specifically grant shareholders the right to bring business before an annual or special meeting.

Shareholder suits

The Netherlands

In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim and such demand has been refused before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Anti-takeover provisions

The Netherlands

Neither Dutch law nor our proposed Articles specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law.

Delaware

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested shareholder, unless:

•	the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the Company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Removal of directors

The Netherlands

Under Dutch law, the general meeting has the authority to suspend or remove members of the board of directors at any time. Under our proposed Articles, a member of our Board may be suspended or removed by our general meeting of shareholders at any time by a resolution passed with a two-thirds majority of the votes cast representing more than half of the issued and outstanding capital. If permitted under the laws of the Netherlands, a member of our Board may also be suspended by our Board itself. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end. Currently, Dutch law does not allow directors to be suspended by the board of directors; however, Dutch law is expected to be amended to facilitate the suspension of directors by the board of directors.

Delaware

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain financing arrangements to which we and certain of our subsidiaries are a party. For further information regarding our existing indebtedness, please see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Revolving Credit Facility

On February 1, 2010 we entered into the Revolving Facilities Agreement (the “Revolving Facilities Agreement”) which, among other things, provides for an amount available for drawing under the Revolving Credit Facility of up to €60.0 million (the “Revolving Credit Facility”). We have amended the Revolving Facilities Agreement to reduce the amount available for drawing under the Revolving Credit Facility to €50.0 million.

Capitalized terms used but not otherwise defined in the following summary have the meanings assigned to them in the Revolving Facilities Agreement.

Borrowings under the Revolving Credit Facility may be used to finance our general corporate and working capital needs (including capital expenditure), but not towards refinancing any Financial Indebtedness in existence on the Issue Date or to fund a Permitted Acquisition as such terms are defined in the Revolving Credit Facility.

Interest and Fees

The Revolving Credit Facility bears interest at a rate per annum equal to EURIBOR (or, for loans denominated in Sterling, U.S. $ or CHF, LIBOR) plus certain mandatory costs and a margin of 4.00% per annum, subject to a margin ratchet based on the ratio of consolidated Total Debt at each quarter end to the pro forma EBITDA for the 12 months ending on that quarter end (as such terms are defined in the Revolving Credit Facility).

We are also required to pay a commitment fee, quarterly in arrears, on available but unused commitments under the Revolving Credit Facility at a rate of 42.5% of the applicable margin.

Security and Guarantees

The Revolving Credit Facility is guaranteed irrevocably and unconditionally on a joint and several basis by each of our subsidiaries that is a Guarantor of the Notes, plus InterXion France SARL, InterXion España S.L., InterXion Belgium N.V., InterXion Ireland Ltd. and InterXion Danmark ApS (the “Original Guarantors”).

On June 15, 2010, we entered into a new share pledge agreement with Barclays Bank plc, the security trustee to the Revolving Facilities Agreement, granting a right of pledge over our shares in the newly created intermediate company, InterXion Operational B.V. As a result of the execution of the Revolving Facilities Agreement, InterXion Operational B.V. has replaced us as the pledgor in all of the share pledge agreements entered into. Listed below are the relevant share pledge agreements reflecting the proposed appointment of InterXion Operational B.V. as pledgor:

The Revolving Credit Facility is secured by the following share security:

(i)	a share pledge agreement in relation to the shares in InterXion Operational B.V. made between InterXion Holding N.V. as pledgor and the Security Trustee;

(ii)	a share pledge agreement in relation to the shares in InterXion HeadQuarters B.V. made between InterXion Operational B.V. as pledgor and the Security Trustee;

(iii)	a share pledge agreement in relation to the shares in InterXion Nederland B.V. made between InterXion Operational B.V. as pledgor and the Security Trustee;

(iv)	a share pledge agreement in relation to the shares in Interxion France SAS made between InterXion Operational B.V. as pledgor and the Security Trustee;

(v)	a share pledge agreement in relation to the shares in InterXion Deutschland GmbH made between InterXion Operational B.V. as pledgor and the Security Trustee;

(vi)	a notarized deed of share pledge agreement in relation to the shares in InterXion España, S.A. made between InterXion Operational B.V. as pledgor and the Security Trustee and the Lenders;

(vii)	a share pledge agreement in relation to the shares in InterXion Carrier Hotel Limited made between InterXion Operational B.V. as pledgor and the Security Trustee;

(viii)	a share pledge agreement in relation to the shares in InterXion Belgium NV made between InterXion Operational B.V. as pledgor and the Security Trustee;

(ix)	a share pledge agreement in relation to the shares in InterXion Danmark ApS made between InterXion Operational B.V. as pledgor, the secured parties listed therein and the Security Trustee; and

(x)	a share charge agreement in relation to the shares in InterXion Ireland Ltd. made between InterXion Operational B.V. as chargor and the Security Trustee.

The Revolving Credit Facility also has the benefit of security granted to the Security Trustee by us and each other Guarantor over its rights in respect of any inter-company loan receivables owed to it by any member of the Group.

The Revolving Credit Facility also has the benefit of security granted to the Security Trustee by us and each other Guarantor over all its bank accounts other than any bank account that is a blocked account with a bank that has provided a guarantee or other assurance against loss on behalf of an Obligor in respect of rental lease or supplier payments.

Covenants

The Revolving Credit Facility contains customary affirmative, negative and financial covenants, subject to certain agreed exceptions. Set forth below is a brief description of certain covenants, all of which are subject to customary exceptions and qualifications.

Affirmative Covenants

The affirmative covenants, among other things, require us to: (a) comply with certain laws and regulations, including without limitation environmental laws; (b) notify the Arrangers of any environmental claim which is current, pending or threatened; (c) maintain adequate and appropriate insurance; and (d) pay and discharge all taxes imposed on us or our assets.

Negative Covenants

The negative covenants include, among other things, restrictions with respect to our ability to: (a) enter into mergers, demergers, consolidations, restructurings, acquisitions or joint ventures; (b) undergo a substantial change of the general nature of our business; (c) create or issue security over our assets; (d) dispose of our assets; (e) incur certain debt; and (f) distribute dividends.

Financial Covenants

The Revolving Credit Facility also requires us to comply with the financial covenants below:

Leverage. Calculated as the ratio of Total Debt on the last day of the Relevant Period set forth in the table below to Pro Forma EBITDA for the Relevant Period and may not exceed the ratio set forth in the column opposite that Relevant Period:

Relevant Period	Ratio
Relevant Period ending June 30, 2010	3.75:1
Relevant Period ending September 30, 2010	3.75:1
Relevant Period ending December 31, 2010	3.75:1
Relevant Period ending March 31, 2011	3.75:1
Relevant Period ending June 30, 2011	3.75:1
Relevant Period ending September 30, 2011	3.75:1
Relevant Period ending December 31, 2011	3.75:1
Relevant Period ending March 31, 2012	3.75:1
Relevant Period ending June 30, 2012	3.75:1
Relevant Period ending September 30, 2012	3.75:1
Relevant Period ending December 31, 2012	3.25:1
Thereafter	3.25:1

Interest Cover. Calculated as the ratio of Adjusted EBITDA to Finance Charges quarterly for the 12 months then ending and may not be less than the ratio set forth in the relevant column in the table below opposite that Relevant Period:

Relevant Period	Ratio
Relevant Period ending June 30, 2010	2.60:1
Relevant Period ending September 30, 2010	2.75:1
Relevant Period ending December 31, 2010	2.60:1
Relevant Period ending March 31, 2011	2.60:1
Relevant Period ending June 30, 2011	2.75:1
Relevant Period ending September 30, 2011	2.90:1
Relevant Period ending December 31, 2011	3.00:1
Relevant Period ending March 31, 2012	3.00:1
Relevant Period ending June 30, 2012	3.25:1
Relevant Period ending September 30, 2012	3.45:1
Relevant Period ending December 31, 2012	3.65:1
Thereafter	4.00:1

Cashflow Cover. Commencing with the Relevant Period ending June 30, 2010 and calculated as the ratio of Cashflow to Debt Service for each Relevant Period ending on a Relevant Date and may not be less than 1.00:1.

Events of Default

The Revolving Credit Facility contains customary events of default, including a cross default with respect to an Event of Default under the Indenture relating to the Notes (as defined below), the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments and declare that cash cover in respect of ancillary facilities is immediately due and payable, subject in certain cases to agreed grace periods, thresholds and other qualifications.

Governing Law

The Revolving Credit Facility is governed by English law.

9.50% Senior Secured Notes due 2017

General

We issued €200 million 9.50% Senior Secured Notes (the “Original Notes”) under an indenture (the “Indenture”), dated February 12, 2010, among ourselves, the subsidiary guarantors named therein (the “Guarantors”), The Bank of New York Mellon, London Branch, as trustee (“Trustee”), principal paying agent and transfer agent and The Bank of New York Mellon (Luxembourg) S.A., as registrar and Luxembourg Paying Agent. On November 11, 2010, we issued €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes” and together with the Original Notes, the “Notes”) under the Indenture.

Capitalized terms used but not otherwise defined in the following summary have the meanings assigned to them in the Indenture.

The Notes:

(a)	are general secured obligations;

(b)	mature on February 12, 2017;

(c)	rank equally in right of payment with all of our existing and future debt that is not subordinated in right of payment to the Notes;

(d)	are structurally subordinated to all existing and future debt of our wholly-owned subsidiaries that did not provide Guarantees; and

(e)	are guaranteed on a senior basis by the Guarantors.

Guarantees

Under the Indenture, the Guarantors jointly and severally agree to guarantee the due and punctual payment of all amounts payable under the Notes, including principal, premium, if any, and interest payable under the Notes. The Indenture requires, to the extent permitted by any applicable local laws, any Restricted Subsidiary that guarantees the Revolving Credit Facility to also provide a Guarantee of the Notes immediately following its having provided its guarantee of the Revolving Credit Facility.

The obligations of each Guarantor under its Guarantee are limited to an amount not to exceed the maximum amount that can be guaranteed by such Guarantor by law or without resulting in its obligations under its Guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, fraudulent conveyance, corporate benefit, or under similar laws affecting the rights of creditors generally. Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to contribution from any other Guarantor.

Optional Redemption

Optional Redemption prior to February 12, 2013 upon Equity Offering

At any time prior to February 12, 2013, upon not less than 30 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings other than an Initial Public Offering within 6 months of the Issue Date. We may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Notes that were initially issued would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to February 12, 2014

At any time prior to February 12, 2014, upon not less than 30 nor more than 60 days’ notice, we may also redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after February 12, 2014

At any time on or after February 12, 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, we may redeem all or part of the Notes. These redemptions will be in amounts of €50,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on February 12 of the years set forth below.

Year	Redemption Price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

Redemption Upon Changes in Withholding Taxes

We may, at our option, redeem the Notes, in whole but not in part, at any time upon giving not less than 30 nor more than 60 days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date and all Additional Amounts, if any, then due and which will become due on the date of redemption as a result of the redemption or otherwise, if we determine in good faith that we or any Guarantor is or, on the next date on which any amount would be payable in respect of the Notes, would be obliged to pay Additional Amounts which are more than a de minimis amount in respect of the Notes pursuant to the terms and conditions thereof, which we or any Guarantor cannot avoid by the use of reasonable measures available to it (including making payment through a paying agent located in another jurisdiction) as a result of:

(a)	any change in, or amendment to, the laws or treaties (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction affecting taxation which becomes effective on or after the date of the Indenture or, if the Relevant Taxing Jurisdiction has changed since the date of the Indenture, on or after the date on which the then current Relevant Taxing Jurisdiction became the Relevant Taxing Jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture); or

(b)	any change in the official application, administration, or interpretation of the laws, treaties, regulations or rulings of any Relevant Taxing Jurisdiction (including a holding, judgment or order by a court of competent jurisdiction) on or after the date of the Indenture or, if the Relevant Taxing Jurisdiction has changed since the date of the Indenture, on or after the date on which the then current Relevant Taxing Jurisdiction became the Relevant Taxing Jurisdiction under the Indenture (or, in the case of a successor person, on or after the date of assumption by the successor person of our obligations under the Indenture) (each of the foregoing clauses (a) and (b), a “Change in Tax Law”).

Notwithstanding the foregoing, we may not redeem the Notes under this provision if the Relevant Taxing Jurisdiction changes under the Indenture and we are obliged to pay Additional Amounts as a result of a Change in Tax Law of the then current Relevant Taxing Jurisdiction which, at the time the latter became the Relevant Taxing Jurisdiction under the Indenture, had been publicly announced as being or having been formally proposed.

In the case of a Guarantor that becomes a party to the Indenture after the Issue Date or a successor person, the Change in Tax Law must become effective after the date that such entity (or another person organized or resident in the same jurisdiction) becomes a party to the Indenture. In the case of Additional Amounts required to be paid as a result of us conducting business in an Additional Taxing Jurisdiction (as defined above), the Change in Tax Law must become effective after the date we begin to conduct the business giving rise to the relevant withholding or deduction.

Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which we or any Guarantor would be obliged to make such payment of Additional Amounts or withholding if a payment in respect of the Notes were then due and (b) unless at the time such notice is given, the obligation to pay Additional Amounts remains in effect.

Prior to the publication or, where relevant, mailing of any notice of redemption pursuant to the foregoing, we will deliver to the Trustee:

(a)	an Officers’ Certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred (including that such obligation to pay such Additional Amounts cannot be avoided by us or any Guarantor taking reasonable measures available to it); and

(b)	an opinion of independent tax counsel of recognized standing, qualified under the laws of the Relevant Taxing Jurisdiction and reasonably satisfactory to the Trustee to the effect that we or any Guarantor, as the case may be, is or would be obliged to pay such Additional Amounts as a result of a Change in Tax Law.

The Trustee will accept such Officers’ Certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders.

The foregoing provisions will apply mutatis mutandis to any successor person, after such successor person becomes a party to the Indenture, with respect to a Change in Tax Law occurring after the time such successor person becomes a party to the Indenture.

Change of Control

If a Change of Control occurs at any time, then we will make an offer (a “Change of Control Offer”) to each holder of Notes to purchase such holder’s Notes, in whole or in part, in a principal amount of €50,000 or in integral multiples of €1,000 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”).

“Change of Control” means the occurrence of any of the following events:

(a)	prior to the consummation of an Initial Public Offering, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder or the Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of our outstanding Voting Stock;

(b)

after the consummation of an Initial Public Offering, (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than a Permitted Holder or the Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, of more than 30% of the voting power of our outstanding Voting Stock and (ii) the Permitted Holders do not beneficially own a larger percentage of such Voting Stock than such person or group (for the purposes of this clause (b), such other person or group shall be deemed to beneficially own all Voting Stock of a specified entity directly held by a parent entity, if such other person or group becomes the “beneficial owner” (as defined in clause (a) above), directly or indirectly, of more than 30% of the Voting Stock of such parent entity and the Permitted Holders do not beneficially own more than 30% of the Voting Stock of such parent entity);

(c)	the merger or consolidation of us with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another Person other than (i) a transaction in which the survivor or transferee is a Person that is controlled by a Permitted Holder or (ii) a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our Voting Stock immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets; or

(d)	during any consecutive two-year period following the completion of the Initial Public Offering, individuals who at the beginning of such period constituted our Board (together with any new members whose election to such Board, or whose nomination for election by our shareholders, was approved by a vote of at least a majority of the members of our Board then still in office who were either members at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of our Board then in office.

Events of Default

The Notes contain customary events of default including, without limitation: (a) default for 30 days in the payment when due of any interest or any Additional Amounts on any Note; (b) default in the payment of the principal of or premium, if any, on any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise); (c) failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the Indenture; (d) failure to make or consummate a Change of Control Offer in accordance with the provisions of the Indenture; (e) failure to comply with any covenant or agreement of ours or of any Restricted Subsidiary that is contained in the Indenture or any Guarantee, subject to certain exceptions, and such failure continues for a period of 30 days or more; (f) default under the terms of any instrument evidencing or securing our debt or the debt of any Restricted Subsidiary, subject to certain exceptions; (g) any Guarantee ceases to be, or shall be asserted in writing by any Guarantor, or any Person acting on behalf of any Guarantor, not to be in full force and effect or enforceable in accordance with its terms; (h) one or more of the Security Documents shall, at any time, cease to be in full force and effect or declared invalid; (i) one or more final judgments, orders or decrees (not subject to appeal and not covered by insurance) shall be rendered against the us or any restricted subsidiary either individually or in an aggregate amount, in each case in excess of €15.0 million, and either a creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or there shall have been a period of 60 consecutive days or more during which a stay of enforcement of such judgment, order or decree was not (by reason of pending appeal or otherwise) in effect; and (j) the occurrence of certain events of bankruptcy, insolvency, receivership, schemes of arrangement (where any creditors are impaired) or reorganization with respect to us or any restricted subsidiary.

Covenants

The Indenture contains covenants for the benefit of the holders of the Notes that, among other things, limit our and any of our Restricted Subsidiaries ability to:

(a)	create certain liens;

(b)	enter into certain transactions with, or for the benefit of, an affiliate;

(c)	make certain distributions or payments;

(d)	engage in any business activity not authorized by the Indenture;

(e)	sell certain kinds of assets;

(f)	impair any security interest on the assets serving as collateral for the Notes;

(g)	enter into any sale and leaseback transaction;

(h)	make certain investments or other types of restricted payments;

(i)	pay dividends and other distributions;

(j)	designate unrestricted subsidiaries; and

(k)	effect mergers, consolidations or sale of assets.

Financial Covenants

In addition to the covenants listed above, the Indenture contains financial covenants which place limitations on our incurrence of debt. These covenants are listed below:

Except for certain Permitted Debt, we will not, and will not permit any Restricted Subsidiary to, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to or otherwise become responsible for, contingently or otherwise, the payment of (individually and collectively, to “Incur” or, as appropriate, an “Incurrence”), any Debt (including any Acquired Debt); provided that the Issuer and any Guarantor will be permitted to Incur Debt (including Acquired Debt) if:

(a)	after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, no Default or Event of Default would occur or be continuing;

(b)	at the time of such Incurrence and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the Incurrence of such Debt, taken as one period, would be greater than 2.00 to 1.00; and

(c)	if such Debt is Senior Debt, at the time of such Incurrence and after giving effect to the Incurrence of such Senior Debt and the application of the proceeds thereof, on a pro forma basis, the Consolidated Senior Leverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the Incurrence of such Senior Debt, taken as one period, would be less than 4.00 to 1.00.

Intercreditor Agreement

In connection with entering into the Revolving Credit Facility, we and certain of our subsidiaries entered into an intercreditor agreement on February 12, 2010 to govern the relationships and relative priorities among: (i) the lenders under the Revolving Credit Facility (the “Lenders”); (ii) the Lenders, or any affiliates of the Lenders, or other persons that accede to the intercreditor agreement as counterparties to certain commodities hedging agreements (the “Hedging Agreements;” the Lenders or their affiliates or other persons that accede to the intercreditor agreement as counterparties to the Hedging Agreements are referred to in such capacity as the “Hedge Counterparties”); (iii) the holders of the Notes and (iv) intra-group creditors and debtors. In addition, the Intercreditor Agreement regulates the relationship between us and our subsidiaries, on the one hand, and our shareholders and related parties, on the other hand.

In connection with the issuance of the Additional Notes, the Trustee on behalf of the holders of the Additional Notes and each guarantor became parties to the Intercreditor Agreement and entered into an additional intercreditor agreement dated November 11, 2010 (the “Additional Intercreditor Agreement”). The Additional Intercreditor Agreement confirms that, as provided for in the Intercreditor Agreement, the Additional Notes contractually rank and are secured pari passu with the Original Notes with regard to security granted under the debt documents described above.

The intercreditor agreement is referred to in this description as the “Intercreditor Agreement” and we and each of our subsidiaries that incurs any liability or provides any guarantee under the Revolving Credit Facility or the Indenture is referred to in this description as a “Debtor” and are referred to collectively as the “Debtors.”

The Intercreditor Agreement sets out:

•	the relative ranking of certain indebtedness of the Debtors;

•	the relative ranking of certain security granted by the Debtors;

•	when payments can be made in respect of certain indebtedness of the Debtors;

•	when enforcement actions can be taken in respect of that indebtedness;

•	the terms pursuant to which that indebtedness will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	when security and guarantees will be released to permit a sale of the Collateral.

Unless expressly stated otherwise in the Intercreditor Agreement, the provisions of the Intercreditor Agreement will override anything in the Revolving Credit Facility or the Indenture to the contrary.

The following description is a summary of certain provisions, among others, contained in the Intercreditor Agreement and does not restate the Intercreditor Agreement.

Ranking and Priority

The Intercreditor Agreement provides, subject to the provisions in respect of permitted payments described below, that the liabilities of the Debtors in respect of the Revolving Credit Facility (the “Revolving Creditor Liabilities”), the Hedging Agreements (the “Hedging Liabilities”), the Notes (the “Notes Liabilities”) and certain other liabilities rank in right and priority of payment in the following order and are postponed and subordinated to any prior ranking liabilities of the Debtors as follows:

•

first, the Revolving Creditor Liabilities, certain Hedging Liabilities to the extent they do not exceed €50.0 million (the “Priority Hedging Liabilities”) and the Notes Liabilities pari passu and without any preference between them; and

•	second, the Hedging Liabilities to the extent they are not Priority Hedging Liabilities (“the Non Priority Hedging Liabilities”).

The Intercreditor Agreement also provides that certain intra-group claims are subordinated to the Revolving Credit Facility Liabilities, the Hedge Liabilities and the Notes Liabilities.

The parties to the Intercreditor Agreement agree in the Intercreditor Agreement that the security provided by the Debtors and the other parties that provides security for the Revolving Credit Facility and the Notes ranks and secures the following liabilities (but only to the extent that such security is expressed to secure those liabilities) in the following order:

•

first, the fees, costs and expenses owed by the Debtors to the Senior Facility Agent and the fees, costs and expenses of, and amounts incurred by or payable to, the Trustee pari passu and without any preference between them;

•	second, the Revolving Creditor Liabilities and the Priority Hedging Liabilities pari passu and without any preference between them;

•	third, the Notes Liabilities; and

•	fourth, the Non Priority Hedging Liabilities.

Under the Intercreditor Agreement, all proceeds from enforcement of the security are applied as provided below under “—Application of Proceeds.”

The Intercreditor Agreement does not restrict our ability to make payments under the Notes.

Permitted Payments

The Intercreditor Agreement permits, inter alia, payments to be made by the Debtors under the Revolving Credit Facility and the Notes and does not in any way limit or restrict any payment by any Debtor in the ordinary course of business. The Intercreditor Agreement also permits payments to be made by the Debtors:

•

in respect of the Hedging Liabilities (provided that no payments may be made if any scheduled payment due to a Debtor under a Hedging Agreement is due and unpaid) subject to the hedge counterparty exercising its rights to withhold payment under the Hedging Agreement:

(a)	if the payment is a scheduled payment arising under the relevant Hedging Agreement;

(b)	to the extent that the relevant Debtor’s obligation to make the payment arises as a result of, among others, the provisions in the Hedging Agreements relating to deduction or withholding for tax, default interest and expenses;

(c)	to the extent that the relevant Debtor’s obligation to make the payment arises from a permitted hedge close out; and

(d)	prior to the later of the date on which all Revolving Creditor Liabilities have been fully and finally discharged (the “Revolving Facility Discharge Date”) and the date on which all Notes Liabilities have been fully and finally discharged (the “Notes Discharge Date”), with the consent of the Majority Senior Creditors.

•

to lenders under any intra group loan agreement (together, the “Intra Group Liabilities”) if at the time of payment no acceleration event has occurred in respect of the Revolving Credit Facility or the Notes or if such an acceleration event occurs prior to the Senior Discharge Date, with the consent of the Majority Senior Creditors.

For the purposes of the Intercreditor Agreement, “Majority Senior Creditors” are (i) while the aggregate principal amount outstanding under the Revolving Credit Facility is equal to or greater than €20.0 million, Lenders and Hedge Counterparties that are owed Priority Hedging Liabilities in accordance with the Intercreditor Agreement and to which unpaid amounts are owed (or deemed to be owed) having more than 66 2/3% of the aggregate of commitments under the Revolving Credit Facility and the Priority Hedging Liabilities at that time and (ii) at all other times, Lenders, Hedge Counterparties that are owed Priority Hedging Liabilities in accordance with the Intercreditor Agreement and to which unpaid amounts are owed (or deemed to be owed), holders of Notes having more than 50.1% of the aggregate of commitments under the Revolving Credit Facility, such Priority Hedging Liabilities and the Notes at that time.

No payments may be made on liabilities owed by us to, any shareholder, direct or indirect, of ours, any entity managed or controlled by a shareholder of ours, any person with an interest (direct or indirect) in our shares, or any joint venture, consortium, partnership or similar arrangement of which any of the foregoing is a member (other than a trading company) (“Subordinated Liabilities”) without, prior to the Super Senior Discharge Date, the consent of the Majority Super Senior Creditors; following the Super Senior Discharge Date but prior to the Notes Discharge Date, the consent of the Majority Senior Secured Creditors or except as expressly permitted by the Notes; and following the Senior Secured Discharge Date but prior to the Non-Priority Hedging Discharge Date, the consent of the Majority Non-Priority Creditors (as such terms are defined in the Revolving Credit Facility).

Entitlement to Enforce

The Intercreditor Agreement provides that the Security Trustee may refrain from enforcing the security unless instructed otherwise by the Majority Senior Creditors or the Majority Non-Priority Creditors (as applicable) and subject to any specific exclusions in the Intercreditor Agreement.

Turnover

The Intercreditor Agreement provides that if at any time prior to the Notes Discharge Date the Trustee (subject to certain knowledge qualifications) or any holder of the Notes:

•

receives or recovers any payment or distribution of, or on account of or in relation to, any liability owed by the Debtors which is not a permitted payment under the Intercreditor Agreement or made in accordance with the Application of Proceeds provision under the Intercreditor Agreement;

•	receives or recovers any amount by way of set off in respect of any liability owed by the Debtors which does not give effect to a permitted payment under the Intercreditor Agreement;

•

receives or recovers any amount (i) on account of or in relation to any liability owed by the Debtors after the occurrence of an acceleration event under the Revolving Credit Facility or the Indenture or as a result of the enforcement of any security or any other enforcement action against us or any of our subsidiaries (other than after the occurrence of an insolvency event in respect of us or such subsidiary), or (ii) by way of set off in respect of any liability of the Debtors after the occurrence of an acceleration event under the Revolving Credit Facility or the Indenture or as a result of the enforcement of any security;

•	receives or recovers the proceeds of any enforcement of any security except in accordance with “—Application of Proceeds” below; or

•

(other than where set off applies) receives or recovers any distribution in cash or in kind or payment of, or on account of or in relation to, any liability owed by us or any of our subsidiaries which is not in accordance with “—Application of Proceeds” below and which is made as a result of, or after, the occurrence of an insolvency event in respect of us or such subsidiary, the Trustee (subject to certain knowledge qualifications) or that holder of the Notes, as the case may be, will:

•

in relation to receipts or recoveries not received or recovered by way of set off, (i) hold that amount on trust for the Security Trustee and promptly pay that amount or an amount equal to that amount to the Security Trustee for application in accordance with the terms of the Intercreditor Agreement; and (ii) promptly pay an amount equal to the amount (if any) by which receipt or recovery exceeds the relevant liabilities to the Security Trustee for application in accordance with the terms of the Intercreditor Agreement; and

•

in relation to receipts and recoveries received or recovered by way of set off, promptly pay an amount equal to that recovery to the Security Trustee for application in accordance with the terms of the Intercreditor Agreement.

Application of Proceeds

The Intercreditor Agreement provides that amounts received by the Security Trustee pursuant to the terms of the Intercreditor Agreement, the Hedging Agreements, the Revolving Credit Facility, the security documents, the Indenture, the Notes, the guarantees of the Notes and any agreement evidencing the Intra Group Liabilities or in connection with the realization or enforcement of all or any part of the security will be applied in the following order of priority:

•

first, in discharging any sums owing to the Security Trustee, any receiver or any delegate in payment to the Senior Facility Agent and the Trustee for application towards the discharge of the fees, costs and expenses and other indemnification amounts owed by the Debtors to the Senior Facility Agent under the Revolving Credit Facility and the Trustee under the Indenture arising in connection with any realization or enforcement of the security taken in accordance with the terms of the Intercreditor Agreement or any action taken at the request of the Security Trustee in accordance with the Intercreditor Agreement, on a pro rata basis and ranking pari passu between them;

•

second, in payment to the Senior Facility Agent and the Hedge Counterparties for application towards the discharge of the Revolving Creditor Liabilities and the Priority Hedging Liabilities, on a pro rata basis;

•	third, in payment to the Trustee on behalf of the holders of the Notes for application in accordance with the Indenture towards the discharge of the Notes Liabilities, on a pro rata basis;

•	fourth, in payment to the Hedge Counterparties for application towards the discharge of the Non Priority Hedging Liabilities, on a pro rata basis;

•

fifth, if none of the Debtors is under any further actual or contingent liability under the Revolving Credit Facility, the Hedging Agreements or the Indenture, in payment to any person to whom the Security Trustee is obliged to pay in priority to any Debtor; and

•	sixth, the balance, if any, in payment to the relevant Debtor.

Release of the Guarantees and the Security

The Intercreditor Agreement provides that the Security Trustee is authorized to (i) release the security created by the security documents over the relevant asset (ii) if the relevant asset consists of shares in the capital of a Debtor, to release that Debtor and any of its subsidiaries from its liabilities in its capacity as a guarantor or a borrower under the Revolving Credit Facility, the Notes and certain other liabilities and to release any security granted by that Debtor over any of its assets, (iii) if the relevant asset consists of shares in the capital of a Holding Company of a Debtor, to release that Holding Company and any of its subsidiaries from their liabilities in their capacity as a guarantor or a borrower under the Revolving Credit Facility, the Notes and certain other liabilities and to release any security granted by that subsidiary or Holding Company over any of its assets and (iv) if the relevant asset consists of shares in the capital of a Debtor or holding company of a Debtor (the “Disposed Entity”) and the Security Trustee decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity or obligations or any obligations of any subsidiary of that Disposed Entity in respect of liabilities owed to a Debtor or intra-group lender, transfer all or part of such obligations on behalf of the person to which they are owed and accept the transfer of those obligations on behalf of the Receiving Entity:

•	at the request of the Majority Senior Creditors or of the Majority Non-Priority Creditors (as applicable) in circumstances where the security has become enforceable;

•	pursuant to the enforcement of the security;

•	in the absence of any instructions, as the Security Trustee sees fit.

In addition, if (a) a disposal relates to an asset of a Debtor or a grantor of security or an asset which is subject to security to a person or persons outside the Group, (b) that disposal is permitted under (prior to the Revolving Facility Discharge Date) the Revolving Credit Facility and (prior to the Notes Discharge Date) the Indenture, and (c) that disposal is not a disposal being effected in the circumstances described above, the Security Trustee is irrevocably authorized (at the cost of the relevant Debtor or us and without any consent, sanction, authority or further confirmation from any other party to the Intercreditor Agreement) (i) to release the security and any other claim over that asset, (ii) where that asset consists of shares in the capital of a Debtor, to release the security and any other claim (relating to the relevant debt document) over that Debtor’s or that other grantor’s assets and (iii) to execute and deliver or enter into any release of security and any claim described in (i) and (ii) above and issue any certificates of non-crystallization of any floating charge or any consent to dealing that the Security Trustee considers to be necessary or desirable.

Amendment

The Intercreditor Agreement provides that it may only be amended with the consent of us, the Senior Facility Agent, the Security Trustee and the Trustee unless (i) any amendments are made to cure defects, resolve ambiguities or reflect changes of a minor, technical or administrative nature, which may be made by us and the Security Trustee or (ii) any amendments are made to meet the requirements of any person proposing to act as the Senior Facility Agent or the Trustee which are customary for persons acting in such capacity, which may be made by us and the Security Trustee. Subject to the previous sentence, no amendment or waiver of the Intercreditor Agreement may impose new or additional obligations on any party to the Intercreditor Agreement without their prior written consent.

The Security Trustee may amend the terms of, waive any of the requirements of, or grant consents under, any of the security documents acting on the instructions of the Majority Senior Creditors or the Majority Non-Priority Creditors (as applicable). No such amendment, waiver or consent may affect the nature or scope of the security or the manner in which the proceeds of enforcement of the security are distributed without the consent of each of the Senior Facility Agent and the Trustee. Notwithstanding the foregoing, the prior consent of the Senior Facility Agent only is required to authorize any amendment or waiver of, or consent under, any security document that is entered into only for the benefit of the Lenders or the Hedge Counterparties to the extent they are owed Priority Hedging Liabilities.

Governing Law

The Intercreditor Agreement and the Additional Intercreditor Agreement are governed by English law.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, the automatic one-to-one conversion of Preferred Shares into ordinary shares and, for these purposes, assuming the issue of the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in the Preferred Shares Liquidation Price Offering, we will have                      outstanding ordinary shares representing approximately         % of our ordinary shares in issue. All of the shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares, and while we expect our application to list our shares on the NYSE to be approved, we cannot assure you that a regular trading market will develop in the shares.

Lock-Up Agreements

We have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days after the date of this Prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Barclays Capital Inc. Our executive officers and directors and our other existing security holders and option holders have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for or repayable with ordinary shares, for 150 days after the date of this Prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	request or demand that we file a registration statement related to the ordinary shares, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or preferred shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

After the expiration of the 150-day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders and option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Under Rule 144, a person who has beneficially owned restricted ordinary shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not one of our affiliates at the time of, or has not been one of our affiliates at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Persons who have beneficially owned restricted ordinary shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell:

•	1% of the total number of ordinary shares then outstanding, which will equal shares immediately after this offering (or if the underwriters exercise their option to purchase additional shares); or

•	the average weekly trading volume of the shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this Prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

As of January 7, 2011, we had granted options for depositary receipts representing an aggregate of 23,666,380 ordinary shares to our directors, officers and employees under our 2008 Plan.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Related Party Transactions.”

TAXATION

Certain U.S. Federal Income Tax Considerations

In the opinion of Linklaters LLP, this section describes the material United States federal income tax consequences of the ownership and disposition of our ordinary shares as of the date hereof. This summary deals only with initial purchasers of ordinary shares that are U.S. Holders and that will hold the ordinary shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds ordinary shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of ordinary shares by the partnership.

The summary assumes that we are not a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes, which we believe to be the case. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. Our possible status as a PFIC must be determined annually and therefore may be subject to change. We do not intend to make annual determinations of our PFIC status. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the Convention between the United States of America and the Kingdom of the Netherlands for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, signed at Washington on December 18, 1992, as amended by a protocol signed at Washington on October 13, 1993 (the “Treaty”), all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR

TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

General

Distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Dutch withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by us with respect to shares will constitute ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from us.

For taxable years that begin before 2011, dividends paid by us will generally be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to long-term capital gains, provided we qualify for the benefits of the Treaty, which we believe to be the case. A U.S. Holder will be eligible for this reduced rate only if it has held the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign Currency Dividends

Dividends paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether euro are converted into U.S. dollars at that time. The U.S. dollar value of any dividend paid to you in euro shall be determined by the person required by law to report such payments to the IRS. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of Dutch Withholding Taxes

As discussed in “—Certain Dutch Income Tax Considerations,” under current law payments of dividends by us to foreign investors are subject to a 15% Dutch withholding tax. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Dutch taxes withheld by us, and as then having paid over the withheld taxes to the Dutch taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received by the U.S. Holder from us.

A U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Dutch income taxes withheld by us.

For purposes of the foreign tax credit limitation, foreign source income is classified in one of two “baskets,” and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the “passive income” basket, which generally includes dividends, interest, royalties, rents, income from interest equivalents and notional principal contracts, foreign currency gains and certain other categories of income, subject to exceptions. If a U.S. Holder receives a dividend from us that qualifies for the special reduced rate normally applicable to long-term capital gains described above under “—Dividends—General,” the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder has not held the ordinary shares for at least 16 days in the 31-day period beginning 15 days before the ex dividend date. In general, we must remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, depending on the application of complex Dutch corporate tax rules to our particular situation, we may be entitled to retain a portion of the amount withheld, and any such portion will likely not qualify as a creditable tax for U.S. foreign tax credit purposes.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Dutch taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Dutch taxes relative to the U.S. Holder’s U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders must translate Dutch taxes into U.S. dollars using the exchange rate in effect on the day the taxes were paid. Any such election by an accrual basis U.S. Holder will apply for the taxable year in which it is made and all subsequent taxable years, unless revoked with the consent of the IRS.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Dutch taxes and receiving a dividend from us that is eligible for the special reduced rate normally applicable to long-term capital gains described above under “—Dividends—General.”

Sale or other Disposition

Upon a sale or other disposition of the ordinary shares, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the shares. A U.S. Holder’s tax basis in a share will generally be its U.S. dollar cost. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. However, regardless of a U.S. Holder’s actual holding period, any loss may be long-term capital loss to the extent the U.S. Holder receives a dividend that qualifies for the reduced rate described above under “—Dividends—General,” and exceeds 10% of the U.S. Holder’s basis in its shares. Any gain or loss will generally be U.S. source.

Backup Withholding and Information Reporting

The proceeds of sale or other disposition, as well as dividends and other proceeds with respect to the ordinary shares, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

The recently enacted Hiring Incentives to Restore Employment Act (the “HIRE Act”) imposes new reporting requirements on the holding of specified foreign financial assets (as defined in the HIRE Act), including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000. The ordinary shares are expected to constitute specified foreign financial assets subject to these requirements unless the ordinary shares are held in an account maintained by a domestic financial institution. U.S. Holders should consult their tax advisors regarding the application of the HIRE Act.

Certain Dutch Income Tax Considerations

Introduction

In the opinion of Linklaters LLP, this section describes the material Dutch tax consequences of the ownership and disposition of our ordinary shares as of the date hereof and is intended as general information only. The following summary does not purport to be a comprehensive description of all Dutch tax considerations that could be relevant for holders of the ordinary shares. This summary is intended as general information only. Each prospective holder should consult a professional tax adviser with respect to the tax consequences of an investment in the ordinary shares. This summary is based on Dutch tax legislation and published case law in force as of the date of this Prospectus. It does not take into account any developments or amendments thereof after that date, whether or not such developments or amendments have retroactive effect.

Scope

Regardless of whether or not a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, this summary does not address the Dutch tax consequences for such a holder:

(a)	having a substantial interest (aanmerkelijk belang) in our company (such a substantial interest is generally present if an equity stake of at least 5%, or a right to acquire such a stake, is held, in each case by reference to our company’s total issued share capital, or the issued capital of a certain class of shares);

(b)	who is a private individual and may be taxed for the purposes of Dutch income tax (inkomstenbelasting) as an entrepreneur (ondernemer) having an enterprise (onderneming) to which the ordinary shares are attributable, as one who earns income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer), or who may otherwise be taxed as one earning taxable income from work and home (werk en woning) with respect to benefits derived from the ordinary shares;

(c)	which is a corporate entity, and for the purposes of Dutch corporate income tax (vennootschapsbelasting) and Dutch dividend tax (dividendbelasting), has, or is deemed to have, a participation (deelneming) in our company (such a participation is generally present in the case of an interest of at least 5% of our company’s nominal paid-in capital); or

(d)	which is a corporate entity and an exempt investment institution (vrijgestelde beleggingsinstelling) or investment institution (beleggingsinstelling) for the purposes of Dutch corporate income tax, a pension fund, or otherwise not a taxpayer or exempt for tax purposes.

Dividend tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of proceeds from the ordinary shares, which include:

(a)	proceeds in cash or in kind, including deemed and constructive proceeds;

(b)	liquidation proceeds, proceeds on redemption of the ordinary shares and, as a rule, the consideration for the repurchase of ordinary shares by our company in excess of its average paid-in capital (gestort kapitaal) as recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(c)	the par value of the ordinary shares issued to a holder, or an increase in the par value of the ordinary shares, except when the (increase in the) par value of the ordinary shares is funded out of our paid-in capital as recognized for Dutch dividend tax purposes; and

(d)	partial repayments of paid-in capital, if and to the extent there are qualifying profits (zuivere winst), unless the general meeting of holders of shares has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the capital concerned is recognized as paid-in capital for Dutch dividend tax purposes.

Resident holders

If a holder of ordinary shares is, or is treated as being, a resident of The Netherlands, Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (uiteindelijk gerechtigde) of the proceeds concerned.

Non-resident holders

If a holder of ordinary shares is, or is treated as being, a resident of a country other than The Netherlands, such holder is generally not entitled to claim full or partial relief at source, or a refund in whole or in part, of Dutch dividend tax with respect to proceeds from the ordinary shares.

Income tax

Resident holders

A holder who is a private individual and a resident, or treated as being a resident of The Netherlands for the purposes of Dutch income tax, must record the ordinary shares as assets that are held in box 3. Taxable income with regard to the ordinary shares is then determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. This deemed return is fixed at a rate of 4% of the holder’s yield basis (rendementsgrondslag) on January 1 of each year, insofar as the yield basis concerned exceeds a certain threshold. Such yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares, less the fair market value of certain qualifying liabilities. The fair market value of the ordinary shares will be included as an asset in the holder’s yield basis. The deemed return on income from savings and investments is taxed at a rate of 30%.

Non-resident holders

A holder who is a private individual and neither a resident, nor treated as being a resident of The Netherlands for the purposes of Dutch income tax, will not be subject to such tax in respect of benefits derived from the ordinary shares.

Corporate income tax

Resident holders or holders having a Dutch permanent establishment

A holder which is a corporate entity and for the purposes of Dutch corporate income tax a resident (or treated as being a resident) of The Netherlands, or a non-resident having (or treated as having) a permanent establishment in The Netherlands, is taxed in respect of benefits derived from the ordinary shares at rates of up to 25%.

Non-resident holders

A holder which is a corporate entity and for the purposes of Dutch corporate income tax neither a resident, nor treated as being a resident, of The Netherlands, having no permanent establishment in The Netherlands (and is not treated as having such a permanent establishment), will not be subject to such tax in respect of benefits derived from the ordinary shares.

Gift and inheritance tax

Resident holders

Dutch gift tax or inheritance tax (schenk- of erfbelasting) will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is a resident, or treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax. A holder is so treated as being a resident of The Netherlands, if one having Dutch nationality has been a resident of The Netherlands during the ten years preceding the relevant gift or death. A holder is further so treated as being a resident of The Netherlands, if one has been a resident of The Netherlands at any time during the twelve months preceding the time of the relevant gift.

Non-resident holders

No Dutch gift tax or inheritance tax will arise in respect of an acquisition (or deemed acquisition) of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares who is neither a resident, nor treated as being a resident, of The Netherlands for the purposes of Dutch gift and inheritance tax.

Other taxes

No Dutch turnover tax (omzetbelasting) will arise in respect of any payment in consideration for the issue of the ordinary shares, with respect to a distribution of proceeds from the ordinary shares or with respect to a transfer of ordinary shares. Furthermore, no Dutch registration tax, capital tax, transfer tax or stamp duty (nor any other similar tax or duty) will be payable in connection with the issue or acquisition of the ordinary shares.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus, each underwriter named below has agreed, severally and not jointly, to purchase, and we and the selling shareholders have agreed to sell to that underwriter, the number of ordinary shares set forth opposite the underwriter’s name.

Underwriter	Number of ordinary shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Barclays Capital Inc.
Jefferies & Company, Inc.
Credit Suisse Securities (USA) LLC
RBC Capital Markets Corporation
Piper Jaffray & Co.
Oppenheimer & Co. Inc.
Evercore Group L.L.C
Guggenheim Securities, LLC
ABN AMRO Bank N.V.

Total	18,550,000

The underwriting agreement provides that the obligations of the underwriters to purchase the ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the ordinary shares (other than those covered by the overallotment option described below) if they purchase any of the ordinary shares.

The underwriters propose to offer some of the ordinary shares directly to the public at the public offering price set forth on the cover page of this Prospectus and some of the ordinary shares to dealers at the public offering price less a concession not to exceed U.S. $            per ordinary share. If all of the ordinary shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling shareholders that the underwriters do not intend to make sales to discretionary accounts in excess of five percent of the total number of ordinary shares offered by them.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 2,782,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors and our other existing security holders and option holders have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 150 days after the date of this Prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	request or demand that we file a registration statement related to the ordinary shares, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares or preferred shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pursuant to the underwriting agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Capital Markets Inc. and Barclays Capital Inc. in their sole discretion may release us from these lock-up restrictions at any time without notice. Pursuant to the individual lock-up agreements, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Capital Markets Inc. in their sole discretion may release our executive officers, directors and our other existing security holders and option holders from these lock-up restrictions at any time without notice.

Prior to this offering, there has been no public market for the ordinary shares. Consequently, the initial public offering price for the ordinary shares was determined by negotiations among us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the ordinary shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our ordinary shares will develop and continue after this offering.

We intend to apply to have our ordinary shares listed on the NYSE under the symbol “INXN.”

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

Paid by Selling Shareholders
	Paid by InterXion Holding N.V.	No Exercise	Full Exercise

Per ordinary share	$	$	$
Total	$	$	$

In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ordinary shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of ordinary shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ordinary shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ordinary shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase ordinary shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, including stabilizing transactions, they may discontinue them at any time without notice.

We estimate that our expenses of this offering, excluding underwriting discounts and commissions, will be U.S. $6.7 million. The underwriters have agreed to reimburse us for certain of our expenses in connection with the offering.

ABN AMRO Bank N.V. is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the ordinary shares in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations, and as permitted by the Financial Industry Regulatory Authority regulations.

Some of the underwriters, including certain of the managing underwriters, perform investment banking and advisory services for us from time to time for which they have received and will continue to receive customary fees and expenses. In addition, certain underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of business. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Barclays Capital Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and ABN AMRO Bank N.V. are lenders under our revolving credit facility.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. The representatives will allocate ordinary shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice To Prospective Investors In The European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the

“Relevant Implementation Date”), no offer of ordinary shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the ordinary shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of ordinary shares may be made to the public in that Relevant Member State at any time:

(a)	to “qualified investors” as defined in the Prospectus Directive, including:

(A)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(B)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b)	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) ,as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where ordinary shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus or any of its contents.

Notice to Prospective Investors in France

Neither this Prospectus nor any other offering material relating to the ordinary shares described in this Prospectus has been approved, registered or filed with the Autorité des Marchés Financiers (the “AMF”) or of the competent authority of another member state of the European Economic Area and notified to the AMF. Consequently, the ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and/or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties.

The ordinary shares may be resold directly or indirectly in France, only in compliance with applicable laws and regulations and in particular those relating to a public offering (which are embodied in articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier).

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ordinary shares offered in this Prospectus have not been registered under the Financial Instruments and Exchange Law of Japan. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the ordinary shares which are the subject of the offering contemplated by this Prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ordinary shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ordinary shares including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ordinary shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ordinary shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ordinary shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ordinary shares which are the subject of the offering contemplated by this Prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

EXPENSES OF THIS OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Total underwriting discounts and commissions to be paid to the underwriters represent 6.25% of the total amount of the offering.

Itemized Expense	Amount (U.S. $)
U.S. Securities and Exchange Commission registration fee	37,733
NYSE listing fee	160,000
FINRA filing fee	40,500
Printing expenses	250,000
Legal fees and expenses	3,225,000
Accounting fees and expenses	1,400,000
Miscellaneous costs	1,600,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company (naamloze vennootschap) incorporated under the laws of The Netherlands. A majority of our directors and officers and certain other persons named in this Prospectus reside outside the United States and all or a significant portion of the assets of the directors and officers and certain other persons named in this Prospectus and substantially all of our assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us, or to enforce against them or against us judgments obtained in U.S. courts, including judgments predicated upon civil liability of us or such persons under U.S. securities laws, against us or any such person in the courts of a foreign jurisdiction.

The United States and The Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final and conclusive judgment for the payment of money rendered by any federal or state court in the United States which is enforceable in the United States, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in The Netherlands. In order to obtain a judgment which is enforceable in The Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in The Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of The Netherlands will, in principle, give binding effect to the judgment of the court of the United States, unless such judgment contravenes principles of public policy of The Netherlands. The enforcement in a Dutch court of judgments rendered by a court in the United States is subject to Dutch rules of civil procedure.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in The Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. However, no assurance can be given that those judgments will be enforceable. In addition, it is doubtful whether a Dutch court would accept jurisdiction and impose civil liability in an original action commenced in The Netherlands and predicated solely upon U.S. federal securities laws.

We have appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, United States, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Linklaters LLP, our U.S. and Dutch counsel. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Shearman & Sterling LLP, U.S. counsel to the Underwriters and Van Doorne N.V., Dutch counsel to the Underwriters.

EXPERTS

The consolidated financial statements of InterXion Holding N.V. as of December 31, 2009, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2009, have been included herein and in the registration statement in reliance upon the report of KPMG Accountants N.V., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered in this Prospectus. This Prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit from this Prospectus certain information included in the registration statement. For further information about us and our ordinary shares, you should refer to the registration statement. This Prospectus summarizes material provisions of contracts and other documents. Since the Prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included copies of these documents as exhibits to our registration statement.

We intend to provide our shareholders with annual reports on Form 20-F containing financial statements audited by our independent auditors. Upon completion of this offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. Our annual report on Form 20-F for the fiscal year ended December 31, 2010 will be due six months following the end of 2010; however, for fiscal years ending on or after December 31, 2011, we will be required to file our annual reports on Form 20-F within 120 days after the end of each fiscal year.

For further information about us and our ordinary shares, you may inspect a copy of the registration statement, of the exhibits and schedules to the registration statement or of any reports, statements or other information we file with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, United States, upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website. Our filings with the SEC are available through the electronic data gathering, analysis and retrieval (“EDGAR”) system of the SEC.

Report of Independent Registered Public Accounting Firm

The Supervisory Board, Board of Management and Shareholders of InterXion Holding N.V.

We have audited the accompanying consolidated balance sheets of InterXion Holding N.V. and subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InterXion Holding N.V. and subsidiaries as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/    KPMG ACCOUNTANTS N.V.

Amstelveen

March 24, 2010

Consolidated Income Statement

		For the years ended December 31
	Note	2009	2008	2007
		(€’000)
Revenue	5	171,668	138,180	100,450
Cost of sales	5,6	(78,548)	(63,069)	(51,998)

Gross profit		93,120	75,111	48,452
Other income	5	746	2,291	988
Sales and marketing costs	5,6	(11,253)	(9,862)	(7,297)
General and administrative costs	5,6,9	(50,628)	(35,352)	(34,837)

Operating profit	5	31,985	32,188	7,306
Finance income	7	536	1,166	387
Finance expense	7	(6,784)	(4,879)	(4,513)

Profit before taxation		25,737	28,475	3,180
Income tax benefit	8	715	8,899	10,405

Profit for the year attributable to shareholders		26,452	37,374	13,585

Basic earnings per share:(€)	14	0.12	0.17	0.06
Diluted earnings per share:(€)	14	0.11	0.16	0.06

Consolidated Statement of Comprehensive Income

	For the years ended December 31
	2009	2008	2007
	(€’000)
Profit for the year attributable to shareholders	26,452	37,374	13,585
Foreign currency translation differences	1,347	(4,322)	1,666

Total comprehensive income	27,799	33,052	15,251

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheet

		As at December 31
	Note	2009	2008	2007
		(€’000)
Non-current assets
Property, plant and equipment	9	275,960	208,206	113,174
Intangible assets	10	3,642	2,801	1,879
Deferred tax assets	8	39,585	38,204	28,965
Other non-current assets	11	1,220	1,096	998

		320,407	250,307	145,016
Current assets
Trade and other current assets	11	55,610	49,874	29,313
Cash and cash equivalents	12	32,003	61,775	35,848

		87,613	111,649	65,161

Total assets		408,020	361,956	210,177

Shareholders’ equity
Share capital	13	4,434	4,364	4,274
Share premium	13	319,388	317,806	315,180
Foreign currency translation reserve	13	413	(934)	3,388
Accumulated deficit	13	(189,858)	(216,310)	(253,684)

		134,377	104,926	69,158
Non-current liabilities
Trade and other payables	15	8,227	8,957	6,614
Provision for onerous lease contracts	16	15,844	18,367	20,716
Borrowings	17	128,678	107,384	39,418

		152,749	134,708	66,748
Current liabilities
Trade and other payables	15	91,029	93,946	59,360
Current tax liabilities		376	128	128
Provision for onerous lease contracts	16	3,068	4,545	4,115
Borrowings	17	26,421	23,703	10,668

		120,894	122,322	74,271

Total liabilities		273,643	257,030	141,019

Total liabilities and shareholders’ equity		408,020	361,956	210,177

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(€’000)
Balance at January 1, 2009		4,364	317,806	(934)	(216,310)	104,926
Total comprehensive income		—	—	1,347	26,452	27,799
Exercise of options		70	632	—	—	702
Share-based payments	19	—	950	—	—	950

Balance at December 31, 2009		4,434	319,388	413	(189,858)	134,377

Balance at January 1, 2008		4,274	315,180	3,388	(253,684)	69,158
Total comprehensive income		—	—	(4,322)	37,374	33,052
Exercise of options		90	966	—	—	1,056
Share-based payments	19	—	1,660	—	—	1,660

Balance at December 31, 2008		4,364	317,806	(934)	(216,310)	104,926

Balance at January 1, 2007		2,817	300,672	1,722	(267,269)	37,942
Total comprehensive income		—	—	1,666	13,585	15,251
Issue of preference shares		1,457	13,109	—	—	14,566
Share-based payments	19	—	1,399	—	—	1,399

Balance at December 31, 2007		4,274	315,180	3,388	(253,684)	69,158

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

		For the years ended December 31
	Note	2009	2008	2007
		(€’000)
Profit for the year		26,452	37,374	13,585
Depreciation and amortization	9	21,960	15,083	9,772
Impairments	9	—	489	1,885
Provision for onerous lease contracts	16	950	(1,919)	4,097
Share-based payments	19	950	1,660	1,399
Abandoned transaction costs	5	4,841	—	—
Net finance expense		6,248	3,713	4,126
Income tax expense	8	(715)	(8,899)	(10,405)
Interest paid		(7,373)	(4,194)	(1,878)
Interest received		583	1,001	387
Income tax paid		(418)	(340)	(306)

Net cash flows from operating activities before changes in working capital		53,478	43,968	22,662

Movements in trade and other current assets		(11,151)	(18,421)	(8,717)
Movements in trade and other payables		9,051	10,444	10,811

Net cash flows from changes in working capital		(2,100)	(7,977)	2,094

Net cash flows from operating activities		51,378	35,991	24,756
Cash flow from investing activities
Purchase of property, plant and equipment		(99,979)	(91,123)	(48,838)
Disposal of property, plant and equipment		104	—	—
Purchase of intangible assets		(1,074)	(1,129)	(710)

Net cash flows from investing activities		(100,949)	(92,252)	(49,548)

Cash flow from financing activities
Proceeds from exercised options		702	1,056	—
Borrowings		19,062	81,001	45,419

Net cash flows from financing activities		19,764	82,057	45,419
Effect of exchange rate changes on cash		35	131	179

Net movement in cash and cash equivalents		(29,772)	25,927	20,806
Cash and cash equivalents, beginning of year		61,775	35,848	15,042

Cash and cash equivalents, end of year	12	32,003	61,775	35,848

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS

1  The Company

InterXion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended December 31, 2009 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were authorized for issuance by the Management Board and approved by the Supervisory Board on March 24, 2010. The financial statements are subject to approval by the General Meeting of Shareholders.

2  Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at December 31, 2009 as issued by the Internal Accounting Standards Board (“IASB”).

New and amended standards adopted by the Group

The adoption as of January 1, 2009 by the Group of the following new and amended standards did not have a material impact on the financial position or performance of the Group.

• IFRS 2, “Share-based Payment”	• IAS 32, “Financial Instruments”

• IFRS 7, “Financial Instruments-Disclosures”	• IAS 38, “Intangible assets”

• IFRS 8, “Operating Segments”	• IFRIC 18, “Transfers of Assets from Customers”, effective after July 1, 2009

• IAS 1, “Revised Presentation of Financial Statements”

• IAS 27, ”Consolidated and Separate Financial Statements”

IFRS 8 “Operating Segments” replaces IAS 14 “Segment reporting”. Following a review of the Group’s internal management information, the previously reported operating segments: Germany, France, the Netherlands and the United Kingdom, and the Rest of Europe, remain appropriate.

Basis of measurement

The Group presents its consolidated financial statements in thousands of Euros. They are prepared on a going concern basis and under the historical cost convention except for certain financial instruments. The Company’s functional currency is the Euro.

The accounting policies set out below have been applied consistently by the Group entities and to all periods presented in these consolidated financial statements.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets,

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation—Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Company’s best estimates of future prices, output and costs and is therefore subjective.

Costs of site restoration—Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease. The actual cost of these may be different depending upon whether the Group renews the lease.

Provision for onerous lease contracts—A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted rental income to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Deferred taxation—Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

3  Significant accounting policies

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Accounting policies used by subsidiaries for group reporting purposes are identical to the accounting policies of the Group.

With the exception of Stichting Administratiekantoor Management InterXion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Unless otherwise stated, ownership is of ordinary shares.

•	InterXion HeadQuarters B.V., Amsterdam, the Netherlands;

•	InterXion Nederland B.V., Amsterdam, the Netherlands;

•	InterXion Trademarks B.V., Amsterdam, the Netherlands;

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	InterXion Österreich GmbH, Vienna, Austria;

•	InterXion Belgium N.V., Brussels, Belgium;

•	InterXion Denmark ApS, Copenhagen, Denmark;

•	InterXion France SARL, Paris, France;

•	InterXion Deutschland GmbH, Frankfurt, Germany;

•	InterXion Ireland Ltd, Dublin, Ireland;

•	InterXion Telecom SRL, Milan, Italy;

•	InterXion España SL, Madrid, Spain;

•	InterXion Sverige AB, Stockholm, Sweden;

•	InterXion (Schweiz) AG, Zurich, Switzerland;

•	InterXion Carrier Hotel Ltd., London, United Kingdom;

•	InterXion Real Estate Holding B.V. (in incorporation), Amsterdam, the Netherlands;

•	InterXion Real Estate I B.V. (in incorporation), Amsterdam, the Netherlands;

•	Centennium Detachering B.V., The Hague, the Netherlands (dormant);

•	InterXion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	InterXion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	InterXion Trading B.V., Amsterdam, the Netherlands (dormant);

•	InterXion B.V., Amsterdam, the Netherlands (dormant);

•	InterXion Europe Ltd., London, United Kingdom (dormant);

•	InterXion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management InterXion, Amsterdam, the Netherlands.

Foreign currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in Euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to Euros at average exchange rates.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Derivative financial instruments

The Group enters into derivative financial instruments (interest rate swaps) to manage its exposure to interest risk. Further details of derivative financial instruments are disclosed in Note 18. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The resulting gain or loss is recognized in profit or loss immediately.

Compound financial instruments

Compound financial instruments issued by the Group comprise of convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Interest relating to the financial liability is recognized in profit or loss.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, borrowing costs, rent and associated costs and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is written off on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data centers	10 – 15 years
Office buildings	10 – 15 years
Office equipment	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Data centers consist of leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office leasehold improvements and office equipment consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent computer software and other intangible assets. Other intangible assets principally consist of power grid rights (which are initially recognized at cost less accumulated amortization and accumulated impairment losses) and lease premiums (paid in addition to obtain rental contracts).

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets, but, if applicable, no longer than the length of the lease contract. Amortization methods, useful lives and residual values are reviewed at each reporting date.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives are:

Lease premiums	12 years
Power grid rights	10 – 12 years
Computer software	3 – 5 years
Other	3 – 10 years

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Provisions

A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The provision is measured at the present value of the lower of either the expected cost of terminating the contract or the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Segment reporting

IFRS 8, “Operating Segments” replaces IAS 14, “Segment reporting”. The segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker, identified as the Director. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise provisions for onerous lease contracts and related revenue and expenses; loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance and are not required by, or presented in accordance with, IFRS. They are not intended as a replacement or alternative for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. Adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.

This information, provided to the chief operating decision maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. EBITDA and Adjusted EBITDA, as calculated here, may not be comparable to similarly titled measures reported by other companies.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues are recognized in profit or loss on a straight-line basis over the term of the customer

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter.

Initial set-up fees payable at the beginning of customer contracts are deferred at inception and recognized in profit or loss on a straight-line basis over the initial term of the customer contract.

Other services revenue relates mainly to managed services and connectivity. Revenue from other services is recognized when the services are rendered.

Deferred revenues relating to invoicing in advance and initial set-up fees are carried on the balance sheet. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consist mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

Share-based payments

The share option program allows Group employees to acquire share certificates of the Group. The fair value at the date of grant to employees of share options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is only due to share prices not achieving the threshold for vesting.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Ordinary shares share on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted to employees.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2009 and have not been applied in preparing these consolidated financial statements:

• IFRS 3R, “Business Combinations”	• IFRS 9 “Financial Instruments”

• IFRS 2, “Share based payment”; group cash-settled share-based payment transactions	• IFRIC 9, “Reassessment of Embedded Derivatives”

• IFRS 5, “Non-current assets held for sale and discontinued operations”	• IFRIC 17, “Distributions of Non-Cash Assets to Owners”, effective annual periods beginning on or after July 1, 2009

• IAS 39 “Financial Instruments: Recognition and Measurement” (April 2009 revisions)	• IFRIC 19, “Extinguishing financial liabilities with equity instruments”, effective annual periods beginning on or after July 1, 2010

Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These new standards and interpretations, with the exception of IFRIC 19, will become mandatory for the Group’s 2010 financial statements. The Group has not opted for earlier adoption. Following an internal review it is not anticipated that the adoption of these other standards and interpretations will have a material financial impact on the financial statements in the period of initial application and the subsequent reporting periods.

4  Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Management Board has overall responsibility for the oversight of the Group’s risk management framework.

The Company continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Supervisory Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer accounts for less than 5% of the revenues for 2009, 2008 and 2007.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group’s most significant customer accounts for less than 5% of the carrying amount of trade receivables as at December 31, 2009, 2008 and 2007.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before they commence trading with the Group. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the credit quality of the customer is analyzed taking into account its financial position, past experience and other factors.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2009 more than 94% (2008: 92% and 2007: 90%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial set-up fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 19). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has obligations under the terms of its revolving loan agreement to deposit surplus cash balances at bank accounts held by the lending banks. The Group seeks to minimize the risk that this constraint imposes by holding cash as widely as possible across all three lending bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which are monitored on a daily and weekly basis. Typically the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

All significant capital expansion projects are subject to formal approval by the Board, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure.

The Group has €135 million of secured credit facilities of which an amount of €27.6 million was undrawn and available for capital expenditure projects as at December 31, 2009. Interest is payable at the rate of EURIBOR plus 240 basis points. The Group has secured additional €45 million credit facility during 2009 that is fully drawn as at December 31, 2009. Interest is payable at the rate of EURIBOR plus 750 basis points.

Refer to Borrowing section for more details (Note 17).

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are Euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group whose functional currency is the Euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Historically the Group has received funding from its shareholders which has resulted in limited exposure to changes in interest rates. Following the arrangement of the credit facilities to fund investments in expansion projects, the Group’s exposure to interest rate risk increased. In November 2009, to limit the interest rate risk, the Group entered into an interest rate swap to fix interest rates on part of the variable rate borrowings. The Group fixed the interest rate payable on approximately 50% of the outstanding amount of its €135 million Senior Revolving Credit Facility. For further details, please refer to Note 18.

Other risks

Price risk

The risk of changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or that customer contracts will churn, will negatively affect the Group’s income. Customers have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. In recent years the Group has seen significant increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, and committed debt facilities. The Group monitors its solvency ratio, funds from operations and net debt with reference to multiples of the Group’s six months annualized Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored both before and after completion.

There were no changes in the Group’s approach to capital management during the year. The Group is not subject to externally imposed capital requirements.

5  Information by segment

The Group has adopted IFRS 8 “Operating Segments” with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. The required adoption of IFRS 8 “Operating Segments” does not have any effect on the reporting segments (or comparatives) previously in use by the Group. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Director is measured in a manner consistent with that in the financial statements.

Information by segment 2009

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	100,630	71,038	171,668	—	171,668
Cost of sales	(44,615)	(29,893)	(74,508)	(4,040)	(78,548)

Gross profit/(loss)	56,015	41,145	97,160	(4,040)	93,120
Other income	471	275	746	—	746
Sales and marketing costs	(3,987)	(2,282)	(6,269)	(4,984)	(11,253)
General and administrative costs	(21,629)	(13,169)	(34,798)	(15,830)	(50,628)

Operating profit/(loss)	30,870	25,969	56,839	(24,854)	31,985
Net finance expense					(6,248)

Profit before tax					25,737

Total Assets	235,575	123,460	359,035	48,985	408,020
Total Liabilities	102,967	45,493	148,460	125,183	273,643
Capital Expenditures (PPE) paid	55,253	42,584	97,837	2,142	99,979
Depreciation, amortization, impairments	(12,785)	(8,289)	(21,074)	(886)	(21,960)
Adjusted EBITDA	46,509	33,983	80,492	(17,749)	62,743

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information by segment 2008

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	80,950	57,230	138,180	—	138,180
Cost of sales	(36,207)	(25,018)	(61,225)	(1,844)	(63,069)

Gross profit/(loss)	44,743	32,212	76,955	(1,844)	75,111
Other income	518	1,773	2,291	—	2,291
Sales and marketing costs	(3,437)	(2,498)	(5,935)	(3,927)	(9,862)
General and administrative costs	(16,116)	(9,650)	(25,766)	(9,586)	(35,352)

Operating profit/(loss)	25,708	21,837	47,545	(15,357)	32,188
Net finance expense					(3,713)

Profit before tax					28,475

Total Assets	177,501	102,551	280,052	81,904	361,956
Total Liabilities	77,265	45,023	122,288	134,742	257,030
Capital Expenditures (PPE) paid	59,509	29,543	89,052	2,071	91,123
Depreciation, amortization, impairments	(8,875)	(5,768)	(14,643)	(440)	(15,083)
Adjusted EBITDA	35,872	25,636	61,508	(13,257)	48,251

Information by segment 2007

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	60,284	40,166	100,450	—	100,450
Cost of sales	(28,868)	(19,955)	(48,823)	(3,175)	(51,998)

Gross profit/(loss)	31,416	20,211	51,627	(3,175)	48,452
Other income	501	—	501	487	988
Sales and marketing costs	(2,973)	(2,077)	(5,050)	(2,247)	(7,297)
General and administrative costs	(9,081)	(9,406)	(18,487)	(16,350)	(34,837)

Operating profit/(loss)	19,863	8,728	28,591	(21,285)	7,306
Net finance expense					(4,126)

Profit before tax					3,180

Total Assets	101,102	55,384	156,486	53,691	210,177
Total Liabilities	38,644	22,506	61,150	79,869	141,019
Capital Expenditures (PPE) paid	29,839	17,460	47,299	1,539	48,838
Depreciation, amortization, impairments	(5,060)	(6,334)	(11,394)	(263)	(11,657)
Adjusted EBITDA	24,422	15,062	39,484	(10,517)	28,967

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation Adjusted EBITDA

	2009	2008	2007
	(€’000)
Adjusted EBITDA	62,743	48,251	28,967

Income from subleases on unused data center sites	471	534	501
Income on release of loan repayment obligations	—	—	487
Net insurance compensation benefit	275	1,757	—

Exceptional income	746	2,291	988

Increase in provision onerous lease contracts(1)	(3,753)	(1,611)	(8,139)
Abandoned transaction costs	(4,841)	—	—
Personnel costs	—	—	(1,454)
Share based payments	(950)	(1,660)	(1,399)

Exceptional general and administrative costs	(9,544)	(3,271)	(10,992)

EBITDA(2)	53,945	47,271	18,963

Depreciation and amortization	(21,960)	(15,083)	(9,772)
Impairment loss	—	—	(1,885)

Operating profit	31,985	32,188	7,306

Notes:—

(1)	Before deduction of income from subleases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

Exceptional income is recorded as “Other income” in the consolidated income statement. In 2009 and 2008, the net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. The increase in the provision for onerous lease contracts in 2009 relates to an unused data center in Germany and an office property in the Netherlands.

Exceptional income relating to the 2007 release of loan repayment obligations pertains to a Senter loan. The provision for onerous lease contracts in 2008 and 2007 relates to unused data center sites in Germany and Switzerland (see Note 16). The increase is principally due to certain increased costs.

Personnel costs relate to one-off costs incurred during 2007, including severance payments and sign-on bonuses.

The impairment losses in 2007 relate to the impairment of data center assets in Sweden.

6  Employee benefit expenses

The Group employed on average 269 employees (full-time equivalents) during 2009 (2008: 225 and 2007: 205). Costs incurred in respect of these employees were:

	2009	2008	2007
	(€’000)
Salaries and bonuses	20,561	17,844	14,575
Social security charges	3,363	2,453	2,078
Pension costs	1,104	881	684
Other personnel-related costs	4,776	2,932	2,773
Share-based payments	950	1,660	1,399

	30,754	25,770	21,509

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following income statement line items include employee benefit expenses of:

	2009	2008	2007
	(€’000)
Costs of sales	13,233	10,354	8,630
Sales and marketing costs	5,423	4,418	3,671
General and administrative costs	12,098	10,998	9,208

	30,754	25,770	21,509

The Group operates a defined contribution scheme for its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

7  Finance income and expense

	2009	2008	2007
	(€’000)
Bank and other interest	536	1,138	387
Foreign currency exchange gains	—	28	—

Finance income	536	1,166	387

Interest expense on bank and other loans	(5,794)	(3,724)	(1,098)
Interest expense on finance leases	(102)	(121)	(25)
Interest expense on convertible loans	—	—	(425)
Interest expense on provision for onerous lease contracts	(708)	(1,034)	(755)
Fair value loss interest rate swap	(99)	—	—
Foreign currency exchanges losses	(81)	—	(2,210)

Finance expense	(6,784)	(4,879)	(4,513)

Net finance expense	(6,248)	(3,713)	(4,126)

We fund the capital expansion programs within operating entities principally through intra-group loans; and since 2008, exchange differences arising, if any, on net investments including receivables from or payable to a foreign operation, are recognized directly in the foreign currency translation reserve within equity in accordance with IAS 21. Prior to 2008, these exchange differences were recognized as net finance expense or income.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

8  Income taxes

Income tax benefit/(expense)

	2009	2008	2007
	(€’000)
Current taxes	(666)	(340)	(306)
Deferred taxes	1,381	9,239	10,711

Total income tax benefit	715	8,899	10,405

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25.5% in 2009 (25.5% in 2008 and 2007) and the actual tax benefit/expense is as follows:

	2009	2008	2007
	(€’000)
Profit for the year	26,452	37,374	13,585
Income tax benefit	715	8,899	10,405

Profit before taxation	25,737	28,475	3,180

Income tax using Company’s domestic tax rate	(6,563)	(7,261)	(811)
Effect of tax rates in foreign jurisdictions	(701)	14	232
Change in tax rate	50	—	(218)
Non-deductible expenses	(523)	(573)	(80)
Recognition of previously unrecognized tax losses	4,982	13,583	13,748
Current year results for which no deferred tax asset was recognized	476	482	(4,376)
Change in previously unrecognized temporary differences	2,994	2,654	1,910

Income tax benefit/(expense)	715	8,899	10,405

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2007	4,992	1,938	210	11,114	18,254
Recognized in profit/(loss) for 2007	(81)	(1,938)	15	13,554	11,550

December 31, 2007	4,911	—	225	24,668	29,804
Recognized in profit/(loss) for 2008	(4,366)	3,922	786	13,952	14,294

December 31, 2008	545	3,922	1,011	38,620	44,098
Recognized in profit/(loss) for 2009	91	1,761	507	(2,040)	319

December 31, 2009	636	5,683	1,518	36,580	44,417

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
January 1, 2007	—	—	—	—	—
Recognized in profit/(loss) for 2007	(535)	—	(304)	—	(839)

December 31, 2007	(535)	—	(304)	—	(839)
Recognized in profit/(loss) for 2008	(3,361)	—	(1,694)	—	(5,055)

December 31, 2008	(3,896)	—	(1,998)	—	(5,894)
Recognized in profit/(loss) for 2009	685	—	377	—	1,062

December 31, 2009	(3,211)	—	(1,621)	—	(4,832)

Net deferred tax assets/(liabilities)	(2,575)	5,683	(103)	36,580	39,585

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2009	2008	2007
	(€’000)
Deductible temporary differences—net	(183)	4,452	7,567
Tax losses	12,532	16,383	34,124

	12,349	20,835	41,691

The accumulated tax losses expire as follows:

	2009	2008	2007
	(€’000)
Within one year	5,741	3,792	5,385
Between 1 and 5 years	61,218	73,934	76,143
After 5 years	19,632	21,235	20,275
Unlimited	97,002	108,643	118,003

	183,593	207,604	219,806

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9  Property, plant and equipment

	Data centers	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at January 1, 2009	226,543	5,197	10,237	75,089	317,066
Additions	25,414	909	1,653	59,890	87,866
Exchange differences	1,399	31	99	1,005	2,534
Disposals	(176)	—	—	—	(176)
Transfers	73,165	74	276	(73,819)	(304	)(1)

As at December 31, 2009	326,345	6,211	12,265	62,165	406,986

Accumulated depreciation:
As at January 1, 2009	97,021	2,914	8,925	—	108,860
Depreciation	20,263	351	809	—	21,423
Exchange differences	767	17	97	—	881
Disposals	(44)	—	(28)	—	(72)
Transfer	(66)	—	—	—	(66	)(1)

As at December 31, 2009	117,941	3,282	9,803	—	131,026

Carrying amount as at December 31, 2009	208,404	2,929	2,462	62,165	275,960

Cost:
As at January 1, 2008	189,318	4,601	9,648	6,288	209,855
Additions	29,381	665	692	81,887	112,625
Exchange differences	(3,464)	(69)	(305)	(183)	(4,021)
Disposals	(1,383)	—	(10)	—	(1,393)
Transfers	12,691	—	212	(12,903)	—

As at December 31, 2008	226,543	5,197	10,237	75,089	317,066

Accumulated depreciation:
As at January 1, 2008	85,329	2,704	8,648	—	96,681
Depreciation	14,044	247	584	—	14,875
Exchange differences	(1,467)	(37)	(298)	—	(1,802)
Disposals	(1,374)	—	(9)	—	(1,383)
Impairment loss	489	—	—	—	489

As at December 31, 2008	97,021	2,914	8,925	—	108,860

Carrying amount as at December 31, 2008	129,522	2,283	1,312	75,089	208,206

Cost:
As at January 1, 2007	136,291	5,617	11,662	12,987	166,557
Additions	40,531	97	1,199	4,565	46,392
Exchange differences	(1,543)	(51)	(102)	—	(1,696)
Disposals	(777)	—	(621)	—	(1,398)
Transfers	14,816	(1,062)	(2,490)	(11,264)	—

As at December 31, 2007	189,318	4,601	9,648	6,288	209,855

Accumulated depreciation:
As at January 1, 2007	72,527	3,761	11,042	—	87,330
Depreciation	8,891	222	504	—	9,617
Exchange differences	(630)	(27)	(96)	—	(753)
Disposals	(777)	—	(621)	—	(1,398)
Impairment loss	1,885	—	—	—	1,885
Transfers	3,433	(1,252)	(2,181)	—	—

As at December 31, 2007	85,329	2,704	8,648	—	96,681

Carrying amount as at December 31, 2007	103,989	1,897	1,000	6,288	113,174

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note:—

(1)	This balance represents a power grid right transferred to other intangible assets.

The Group leases certain data center equipment under a number of finance lease agreements. At December 31, 2009, the carrying amount of leased equipment classified in data centers was €2,112,000 (2008: €2,429,000 and 2007: €2,746,000).

In 2009, the Group capitalized interest expenses for €2,041,000 (2008: €1,892,000 and 2007: €678,000).

Impairment losses and reversals

In 2007, the Group reassessed the recoverable amount of its data center in Sweden. As a result, the carrying amount of the data center asset was determined to be €1,885,000 higher than their recoverable amounts and consequently an impairment loss was recognized.

Value in use was determined by discounting estimated future cash flows generated from the continuing use of the cash generating-unit.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10  Intangible assets

The components of intangible assets are as follows:

	Software	Other	Total
	(€’000)
Cost:
As at January 1, 2009	1,380	1,809	3,189
Additions	1,114	26	1,140
Transfers	—	304	304	(1)

As at December 31, 2009	2,494	2,139	4,633
Amortization:
As at January 1, 2009	73	315	388
Amortization	381	156	537
Transfers	—	66	66	(1)

As at December 31, 2009	454	537	991

Carrying amount as at December 31, 2009	2,040	1,602	3,642

Cost:
As at January 1, 2008	278	1,781	2,059
Additions	1,102	28	1,130

As at December 31, 2008	1,380	1,809	3,189
Amortization:
As at January 1, 2008	47	133	180
Amortization	26	182	208

As at December 31, 2008	73	315	388

Carrying amount as at December 31, 2008	1,307	1,494	2,801

Cost:
As at January 1, 2007	249	1,100	1,349
Additions	29	681	710

As at December 31, 2007	278	1,781	2,059
Amortization:
As at January 1, 2007	25	—	25
Amortization	22	133	155

As at December 31, 2007	47	133	180

Carrying amount as at December 31, 2007	231	1,648	1,879

Note:—

(1)	This balance represents a power grid right transferred from property, plant and equipment.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11  Trade and other (non-) current assets

	2009	2008	2007
	(€’000)
Non-current
Rental deposits	1,220	1,096	998

Current
Trade receivables—net	37,261	28,743	20,353
Taxes	1,420	4,155	638
Prepaid expenses and other current assets	16,929	16,976	8,322

	55,610	49,874	29,313

Prepaid expenses and other current assets principally comprise prepaid insurances, rental and other related operational data center and construction-related prepayments.

12  Cash and cash equivalents

Cash and cash equivalents include €3,874,000 (2008: €3,872,000 and 2007: €3,558,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

13  Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2009	2008	2007	2009	2008	2007
	(In thousands of shares)
On issue at January 1	44,192	39,665	39,665	174,040	174,040	101,210
Issue of shares	3,521	4,527	—	—	—	72,830
On issue at December 31	47,713	44,192	39,665	174,040	174,040	174,040

At December 31, 2009, the authorized share capital comprised 575,000,000 ordinary shares (2008: €575,000,000 and 2007: €575,000,000) and 175,000,000 2002 Series A preference shares (2008: €175,000,000 and 2007: €175,000,000). All shares have a par value of €0.02. All issued shares are fully paid.

Voting

Holders of the 2002 Series A preference shares are entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares are entitled to certain prior-consent rights against certain actions proposed by the Management Board.

Dividends

Dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares are entitled to receive the 2002 Series A Share Purchase Price of €0.20 per share less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Conversion of convertible loan into preference shares on 13 June 2007

On May 21, 2007, the majority note holder confirmed its intention to convert the convertible loan into 2002 Series A preference shares. As entitled in article 8a of the convertible loan agreement (“mandatory conversion notice”), the majority holder elected that the entire principal amount of the convertible loan should be converted to 2002 Series A preference shares, as of the close of business on June 13, 2007. In accordance with this and pursuant to the fact that all participants elected to convert the accrued interest into Series A preference shares, the Company issued 72,829,632 shares of the 2002 Series A preference shares with a nominal value of €0.02 per share for an amount of €0.20 per share to the convertible loan holders.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances.

14  Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2009 was based on the profit attributable to ordinary and preference shareholders of €26,452,000 (2008: €37,374,000 and 2007: €13,584,000) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2009 of 219,993,000 (2008: 215,968,000 and 2007: 213,704,000). Profit is attributable to ordinary and preference shares on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2009 was based on the profit attributable to ordinary shareholders and preference shares of €26,452,000 (2008: €37,374,000 and 2007: €13,901,000 adjusted for interest expense on the convertible loan) and a weighted average number of ordinary and preference shares outstanding during the year ended December 31, 2009 of 233,961,000 (2008: 231,504,000 and 2007: 227,001,000), calculated as follows:

Profit attributable to ordinary and preference shareholders

	2009	2008	2007
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	26,452	37,374	13,584
Interest expense on convertible loan, net of tax	—	—	317

Profit attributable to ordinary and preference shareholders	26,452	37,374	13,901

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted average number of ordinary shares and preference shares

	2009	2008	2007
	(In thousands of shares)
Weighted average number of ordinary shares (basic)	45,953	41,928	39,665
Weighted average number of preference shares	174,040	174,040	141,316
Weighted average number of conversion of convertible loan	—	—	32,723

Weighted average number of ordinary and preference shares at December 31	219,993	215,968	213,704
Dilution effect of share options on issue	13,968	15,536	13,297

Weighted average number of ordinary and preference shares (diluted) at December 31	233,961	231,504	227,001

15  Trade and other payables

	2009	2008	2007
	(€’000)
Non-current
Deferred revenue	6,815	7,731	5,624
Other non-current liabilities	1,412	1,226	990

	8,227	8,957	6,614

Current
Trade payables	25,032	35,542	14,195
Tax and social security	3,607	1,205	2,386
Customer deposits	12,941	11,626	8,999
Deferred revenue	30,437	24,043	19,343
Accrued expenses	19,012	21,530	14,437

	91,029	93,946	59,360

Trade payables include €15,147,000 (2008: €24,653,000 and 2007: €7,118,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2009	2008	2007
	(€’000)
Data center related costs	6,200	8,350	4,976
Personnel and related costs	7,027	6,573	4,611
Professional services	1,315	1,405	791
Customer implementation and related costs	678	573	367
Other	3,792	4,629	3,692

	19,012	21,530	14,437

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16  Provision for onerous lease contracts

The provision for onerous lease contracts principally relates to two unused data center sites in Germany. In 2008 and 2007, the provision also included amounts for an unused data center site in Switzerland. In 2009, the Company settled the lease with the Swiss landlord. The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2009	2008	2007
	(€’000)
As at 1 January	22,912	24,831	20,953
Increase in provision	3,282	1,077	7,638
Settlement	(4,950)	—	—
Unwinding of discount	708	1,034	755
Utilization of provision	(3,040)	(4,635)	(4,296)
Exchange differences	—	605	(219)

As at December 31	18,912	22,912	24,831

Non-current	15,844	18,367	20,716
Current	3,068	4,545	4,115

	18,912	22,912	24,831

Discounted estimated future losses are calculated using a discount rate based on the 10-year Euro-area government benchmark bond yield prevailing at the balance sheet date.

17  Borrowings

	2009	2008	2007
	(€’000)
Non-current
Bank borrowings	124,777	104,291	35,911
Finance lease liabilities	889	1,244	1,728
Other loans	3,012	1,849	1,779

	128,678	107,384	39,418
Current
Bank borrowings	24,168	22,867	9,718
Finance lease liabilities	347	482	530
Other loans	1,906	354	420

	26,421	23,703	10,668

Total borrowings	155,099	131,087	50,086

The carrying amounts of the Group’s borrowings are principally denominated in Euros. The fair value of non-current and current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the market rate.

Bank borrowings

Bank borrowings are used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers. These borrowings are secured by the related project assets.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 18, 2009, the Group entered into a €45 million 5-year Junior Term Loan with ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), ING Bank N.V. and Coöperatieve Rabobank Regio Schiphol U.A. Together with the senior revolving facility available already at December 31, 2008, the total available borrowing facilities as at December 31, 2009 amount to €180 million of which at that date €152.4 million was drawn.

Bank borrowings mature on various dates until July 31, 2014 and in 2009 bear an average interest of three months’ EURIBOR plus on average 3.2% annually (2008: three months’ EURIBOR plus on average 2.4% annually, 2007: three months’ EURIBOR plus 1.8% annually).

The maturity profile of the gross amounts of bank borrowings is set out below:

	2009	2008	2007
	(€’000)
Within one year	24,843	23,064	9,718
Between 1 and 5 years	127,659	105,769	36,510

	152,502	128,833	46,228

The Group has the following undrawn bank borrowing facilities:

	2009	2008	2007
	(€’000)
Expiring within one year	27,613	3,867	16,451

As at the year-end, the Group was in compliance with all covenants associated with its bank borrowings.

The Group hedges a portion of the bank facilities with interest rate swaps, exchanging EURIBOR based variable rate interest for fixed rate interest.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2009	2008	2007
	(€’000)
Gross lease liabilities:
Within one year	526	583	530
Between 1 and 5 years	807	1,272	1,800
After 5 years	—	51	217

	1,333	1,906	2,547
Future interest payments	(97)	(180)	(289)

Present Value of Minimum Lease Payments	1,236	1,726	2,258

Other loans

Loan from landlord

The Company has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Company to invest in improvements to the building to meet the requirements of sub-lessees. The non-current

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loan bears interest at 6% per annum and is repayable at the end of the lease term. As at December 31, 2009, the balance of the landlord loan was €1,605,000 (2008: €1,605,000 and 2007: €1,180,000).

During 2009, the Company entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The carrying amount is €3,205,000.

18  Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2009	2008	2007
	(€’000)
Trade receivables	37,261	28,743	20,353
Cash and cash equivalents	32,003	61,775	35,848

	69,264	90,518	56,201

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2009	2008	2007
	(€’000)
UK, France, Germany and the Netherlands	26,953	18,692	13,675
Rest of Europe	10,308	10,051	6,678

	37,261	28,743	20,353

The Group’s most significant customer accounts for less than 5% of the trade receivables carrying amount at December 31, 2009, as at December 31, 2008 and as at December 31, 2007.

Impairment losses

The aging of trade receivables as at the reporting date was:

	2009		2008		2007
	Gross	Impairment	Gross	Impairment	Gross	Impairment
	(€’000)
Not past due	30,031	—	22,797	—	15,618	—
Past due 0-30 days	4,708	—	3,402	—	3,690	—
Past due 31-120 days	2,437	56	2,090	—	1,043	—
Past due 120 days – 1 year	274	206	590	136	87	85
More than 1 year	113	40	8	8	9	9

	37,563	302	28,887	144	20,447	94

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2009	2008	2007
	(€’000)
Balance as at January 1	144	94	100
Impairment loss recognized	176	63	14
Write-offs	(18)	(13)	(20)

Balance as at December 31	302	144	94

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for; close to a 100% of the balance relates to customers that have a good track record with the Group.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

December 31, 2009

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings(1)	148,945	174,178	35,703	138,465	10
Finance lease liabilities	1,236	1,333	499	834	—
Other loans	4,918	5,029	2,005	1,419	1,605
Trade and other payables(2)	62,004	62,004	60,592	1,412	—

	217,103	242,544	98,799	142,130	1,615

December 31, 2008

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings	127,158	149,126	31,501	117,625	—
Finance lease liabilities	1,726	1,906	583	1,272	51
Other loans	2,203	3,024	486	644	1,894
Trade and other payables(2)	71,129	71,129	69,903	1,226	—

	202,216	225,185	102,473	120,767	1,945

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2007

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Bank borrowings	45,629	55,321	6,536	48,785	—
Finance lease liabilities	2,258	2,545	640	1,800	105
Other loans	2,199	2,614	445	2,169	—
Trade and other payables(2)	41,007	41,007	40,017	990	—

	91,093	101,487	47,638	53,744	105

Notes:—

(1)	Cash flows for bank borrowings include the estimated cash flows from the interest rate swaps.
(2)	Excludes deferred revenues.

On June 13, 2007, the entire aggregate amount of the principal and accrued interest on the convertible loan was converted into 2002 Series A preference shares. There was no cash flow impact on the Group as a result of this conversion.

Currency risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2009	2008	2007	2009	2008	2007
Euro
GBP 1	1.122	1.254	1.460	1.117	1.035	1.357
CHF 1	0.662	0.630	0.609	0.674	0.671	0.603
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.094	0.104	0.108	0.098	0.092	0.106

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sensitivity analysis

A 10% strengthening of the Euro against the following currencies at December 31 would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2008 and 2007.

	Equity	Profit or loss
	(€’000)
December 31, 2009
GBP	(1,100)	(358)
CHF	(1,058)	(289)
DKK	(1,007)	(134)
SEK	(1)	10
December 31, 2008
GBP	(1,181)	525
CHF	(1,367)	(1,319)
DKK	(923)	(296)
SEK	10	12
December 31, 2007
GBP	237	(58)
CHF	(538)	62
DKK	(650)	(39)
SEK	(42)	239

A 10% weakening of the Euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2009	2008	2007
	(€’000)
Fixed rate instrument
Finance lease liabilities	1,236	1,726	2,258
Other loans	4,918	2,203	2,199

	6,154	3,929	4,457
Variable rate instruments
Bank borrowings	148,945	127,158	45,629

	155,099	131,087	50,086

In November 2009, the Group entered into an interest rate swap to fix interest rates on variable rates borrowings. The amount to be hedged via an interest rate swap is €45.9 million. The hedge is not effective as the hedged financial instrument is extinguished by the Senior Secured Notes issued in 2010 (Please refer to Note 24 Events subsequent to the balance sheet date). Unrealized hedging results were booked to net finance expenses in the income statement. The below schedule summarizes the open interest swap transactions and their valuation as at December 31.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values of interest rate swaps as at December 31,

	2009	2008	2007
	(€’000)
Interest swaps	(99)	—	—

Total fair value	(99)	—	—

	Weighted Average Contracted Fixed Interest Rate		Notional Principal Value		Fair Value
	2009	2008	2009	2008	2009	2008
	(%)		(€’000)
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	4.21	—	45,914	—	(99)	—
5 years+	—	—	—	—	—	—

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2008 and 2007.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
December 31, 2009
Variable rate instruments	(1,458)	1,458	(1,458)	1,458
December 31, 2008
Variable rate instruments	(687)	687	(687)	687
December 31, 2007
Variable rate instruments	(219)	219	(219)	219

Fair values and hierarchy

Fair values versus carrying amounts

The carrying amounts of financial assets and liabilities approximate their fair value.

Fair value hierarchy

Certain liabilities related to financial instruments are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quotedprices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputsfor the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group had no assets valued at fair value at December 31, 2009 (2008: nil and 2007: nil). The table below sets out liabilities at fair value at December 31, 2009 (2008: nil and 2007: nil) by valuation method:

	December 31, 2009
	Level 1	Level 2	Level 3
Interest rate swaps	—	(99)	—

19  Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of certificates of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant.

The terms and conditions of the grants are as follows:

Grant date	Employees entitled	Exercise price	Granted	Outstanding	Exercisable
		(In thousands)
2001	Key management	0.02	77	77	—
2003	Key management	0.20	7,497	—	—
	Key management	0.40	7,497	498	498
	Senior employees	0.20	453	348	348
	Senior employees	0.40	452	266	266
2005	Key management	0.20	6,999	6,747	6,747
	Senior employees	0.20	1,104	1,031	1,028
	Senior employees	0.40	150	150	147
2006	Key management	0.20	1,500	375	375
2007	Key management	0.70	8,300	8,300	6,231
	Key management	0.89	500	500	250
2008	Key management	0.89	1,300	406	406
	Senior employees	0.20	101	101	101
	Senior employees	0.40	3	3	3
	Senior employees	0.89	1,745	1,564	693
	Senior employees	1.00	480	480	120
2009	Key management	1.00	625	625	—
	Senior employees	1.00	360	360	50

	Total share options		39,143	21,831	17,263

With the exception of the share options granted in 2001, share options granted vest over 4 years and can be exercised up to 5 years after the date of grant. The share options granted in 2001 do not become exercisable until the occurrence of certain events following which they can be exercised during the following six-month period. In 2008, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to December 31, 2010.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The number and weighted average exercise prices of outstanding share options are as follows:

	Weighted average exercise price			Number of options in thousands
	2009	2008	2007	2009	2008	2007
Outstanding at January 1	0.49	0.38	0.21	25,392	26,911	19,743
Granted	1.00	0.90	0.71	985	3,629	8,800
Exercised	0.20	0.23	—	(3,521)	(4,527)
Expired	—	0.23	0.47	—	(565)	(506)
Forfeited	0.84	0.82	0.21	(1,025)	(56)	(1,126)

Outstanding—December 31	0.53	0.49	0.38	21,831	25,392	26,911
Exercisable—December 31	0.41	0.34	0.28	17,263	17,461	20,509

The options outstanding at December 31, 2009 have a weighted average contractual life of 3.6 years (2008: 2.7 years and 2007: 2.2 years).

Employee expenses

In 2009, the Company recorded employee expenses of €950,000 related to share-based payments (2008: €1,660,000 and 2007: €1,399,000).

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2009	2008	2007
Share price at grant date	1.34 to 1.72	0.89 to 1.39	0.69 to 0.89
Exercise price	1.00	0.89 to 1.00	0.70 to 0.89
Dividend yield	0%	0%	0%
Expected volatility	35%	57%	40%
Risk free interest rate	4.1%	4.2%	4.4%
Expected life weighted average	3.5 years	3.5 years	3.5 years

The significant inputs into the model were:

•	Expected volatility based on the performance of companies that are considered to be comparable to the Group.

•	A risk-free interest rate based on the yield on zero coupon bonds issued by the Netherlands government with a maturity similar to the expected life of the options.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods as there is no public market on which they can be traded.

20  Financial commitments

Non-cancellable operating lease commitments

The Group has future minimum off-balance sheet commitments for non-cancellable operating leases with terms in excess of one year as follows:

	2009	2008	2007
	(€’000)
Within 1 year	22,717	18,384	17,371
Between 1 to 5 years	84,439	65,229	68,765
After 5 years	75,728	37,275	25,889

	182,884	120,888	112,025

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross operating lease expense for 2009 was €20,483,000 (2008: €18,089,000 and 2007: €16,883,000).

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least 1 year and generally between 3 and 5 years resulting in future committed revenues from customers. At December 31, the Group had contracts with customers for future committed revenues receivable as follows:

	2009	2008	2007
	(€’000)
Within 1 year	101,235	84,074	67,439
Between 1 to 5 years	96,392	90,204	81,142
After 5 years	16,093	7,553	9,590

	213,720	181,831	158,171

Commitments to purchase power

The Group, where possible, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At December 31, 2009, the Group had entered into non-cancellable power purchase commitments of approximately €9,800,000, all of which will be paid in 2010.

21  Capital commitments

At December 31, 2009, the Group had outstanding capital commitments totalling €33,539,000 (2008: €46,472,000 and 2007: €7,992,000). These commitments are expected to be settled in the following financial year.

22  Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €3,828,000 (2008: €3,872,000 and 2007: €3,558,000) and other supplier guarantees amounting to €2,655,000.

Costs of sites restoration

As at December 31, 2009, the estimated discounted cost relating to the restoration of data center leasehold premises was €14,481,000 (2008: €13,115,000 and 2007: €9,979,000), of which €633,000 (2008: €208,000 and 2007: €144,000) was recognized. Remaining lease terms are over a range of 1 to 24 years and, in accordance with the Group’s accounting policy, amounts have only been provided in the financial statements in respect of premises where it is probable that the lease will not be renewed. The Group expects to exercise its right to renew its leases when they expire and continue to use the sites as data centers. It is therefore not expected that other site restoration liabilities will be incurred.

23  Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

NOTES TO THE 2009 CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shareholders Agreement

On August 3, 2000, the Company and its shareholders (as at that date) entered into a shareholders’ agreement, which was most recently amended and restated on December 24, 2009 (the “Shareholders Agreement”). The Shareholders Agreement sets out certain rights and obligations between the parties specified therein.

Chief Executive Officer

On October 31, 2007, Mr. Ruberg resigned as a partner of Baker Capital LLP and on November 5, 2007 he was appointed as Chief Executive Officer of the Group. As at November 5, 2007 and December 31, 2007, Mr. Ruberg held an indirect interest of 0.01% in the shares of the Company through his interests in Baker Capital funds. Mr. Ruberg had no voting rights over any of these interests. On June 23, 2008, Mr. Ruberg sold his interest in Baker Capital funds.

Key management compensation

The total compensation of key management is as follows:

	2009	2008	2007
	(€’000)
Short-term employee benefits (salaries and bonuses)	3,505	3,935	2,971
Post-employment benefits	66	40	54
Termination benefits	83	—	160

	3,654	3,975	3,185

Key management’s share-based payment compensation is disclosed in Note 19.

24  Events subsequent to the balance sheet date

On February 12, 2010, the Company issued, at par, €200,000,000 of 9.50% Senior Secured Notes due 2017. The Notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. The proceeds were used to repay in full the Company’s bank borrowings and surplus proceeds will be used to fund future data center expansion. Cash and non-cash costs related to the repayment of the Company’s bank borrowings amount to approximately EUR 10 million, which will be charged through the 2010 income statement.

On February 12, 2010, the Company entered into a new €60,000,000 Revolving Credit Facility, which remained undrawn.

On February 18, 2010, the Group closed out its interest rate swap contracts.

Unaudited interim financial statements of InterXion Holding N.V.

as of and for the quarters and the nine months

ended September 30, 2010 and 2009

Consolidated Interim Income Statement

	Note	For the quarter ended September 30,		For the nine months ended September 30,
		2010	2009	2010	2009
		(€’000)
Revenue	6	54,646	43,739	152,824	126,611
Cost of sales	6	(23,945)	(19,907)	(67,867)	(58,163)

Gross profit		30,701	23,832	84,957	68,448
Other income	6	67	103	293	629
Sales and marketing costs	6	(4,380)	(2,729)	(11,262)	(8,439)
Total general and administrative costs	6	(13,781)	(15,691)	(39,717)	(36,180)

Operating profit		12,607	5,515	34,271	24,458
Net finance expense	7	(5,066)	(1,909)	(23,321)	(4,387)

Profit before taxation		7,541	3,606	10,950	20,071
Income tax expense	8	(1,606)	(2,321)	(5,782)	(4,642)

Profit for the period attributable to shareholders		5,935	1,285	5,168	15,429

Basic earnings per share: (€)		0.03	0.01	0.02	0.07
Diluted earnings per share: (€)		0.02	0.01	0.02	0.06

Consolidated Interim Statement of Comprehensive income

	For the quarter ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
	(€’000)
Profit for the period attributable to shareholders	5,935	1,285	5,168	15,429
Foreign currency translation differences	(1,381)	(1,013)	2,684	1,081

Total comprehensive income recognized in the period	4,554	272	7,852	16,510

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Balance Sheet

As at	Note	September 30, 2010	December 31, 2009
		(€’000)
Non-current assets
Property, plant and equipment	9	332,327	275,960
Intangible assets		5,876	3,642
Deferred tax assets		35,619	39,585
Trade and other receivables		2,420	1,220

		376,242	320,407
Current assets
Trade and other receivables		57,829	55,610
Cash and cash equivalents		30,592	32,003

		88,421	87,613

Total assets		464,663	408,020

Shareholders’ equity
Share capital		4,434	4,434
Share premium		320,457	319,388
Foreign currency translation reserve		3,097	413
Accumulated deficit		(184,690)	(189,858)

		143,298	134,377
Non-current liabilities
Trade and other payables		9,186	8,227
Provision for onerous lease contracts		13,845	15,844
Borrowings	10	195,819	128,678

		218,850	152,749
Current liabilities
Trade and other payables		95,903	91,029
Current tax liabilities		894	376
Provision for onerous lease contracts		3,105	3,068
Borrowings	10	2,613	26,421

		102,515	120,894

Total liabilities		321,365	273,643

Total liabilities and shareholders’ equity		464,663	408,020

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	(€’000)
Balance at January 1, 2010	4,434	319,388	413	(189,858)	134,377
Profit for the period	—	—	—	5,168	5,168
Total other comprehensive income	—	—	2,684	—	2,684

Total comprehensive income	—	—	2,684	5,168	7,852
Share-based payments	—	1,069	—	—	1,069

Total contributions by and distributions to owners of the Company	—	1,069	—	—	1,069

Balance at September 30, 2010	4,434	320,457	3,097	(184,690)	143,298

Balance at January 1, 2009	4,364	317,806	(934)	(216,310)	104,926
Profit for the period	—	—	—	15,429	15,429
Total other comprehensive income	—	—	1,081	—	1,081

Total comprehensive income	—	—	1,081	15,429	16,510
Exercise of options	70	632	—	—	702
Share-based payments	—	605	—	—	605

Total contributions by and distributions to owners of the Company	70	1,237	—	—	1,307

Balance at September 30, 2009	4,434	319,043	147	(200,881)	122,743

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated Interim Statement of Cash Flows

	For the quarter ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
	€’000
Profit for the period	5,935	1,285	5,168	15,429
Depreciation and amortization	7,802	5,567	22,483	15,195
Provision for onerous lease contracts	(288)	(363)	(1,828)	(541)
Share-based payments	409	201	1,069	605
Abandoned transaction cost	—	4,841	—	4,841
Net finance expense	4,777	1,909	23,032	4,387
Income tax expense	1,606	2,321	5,782	4,642

	20,241	15,761	55,706	44,558
Movements in trade and other current assets	(4,264)	(2,053)	(1,618)	(5,419)
Movements in trade and other payables	3,388	(5,191)	4,211	2,974

Cash generated from operations	19,365	8,517	58,299	42,113

Interest paid	(8,200)	(2,242)	(9,178)	(4,835)
Interest received	150	107	337	431
Income tax paid	(724)	(336)	(950)	(416)

Net cash flows from operating activities	10,591	6,046	48,508	37,293
Cash flow from investing activities
Purchase of property, plant and equipment	(25,516)	(18,094)	(79,113)	(74,986)
Purchase of intangible assets	(1,059)	(381)	(1,549)	(1,001)

Net cash flows from investing activities	(26,575)	(18,475)	(80,662)	(75,987)

Cash flow from financing activities
Proceeds from exercised options	—	—	—	702
Proceeds/(repayment) bank facilities	—	11,085	(159,046)	22,237
Proceeds from Revolving Credit Facility and Senior Secured Notes	(414)	—	190,830	—
Other borrowings	(6)	(522)	(1,176)	(2,429)

Net cash flows from financing activities	(420)	10,563	30,608	20,510
Effect of exchange rate changes on cash	(125)	106	135	(100)

Net movement in cash and cash equivalents	(16,529)	(1,760)	(1,411)	(18,284)
Cash and cash equivalents, beginning of period	47,121	45,251	32,003	61,775

Cash and cash equivalents, end of period	30,592	43,491	30,592	43,491

The accompanying notes form an integral part of these consolidated interim financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1  The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The consolidated interim financial statements of the Company as at and for the quarter and nine months ended September 30, 2010 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2  Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Group as at and for the year ended December 31, 2009; these are contained in the 2009 Annual Report which is publicly available on the company’s website—www.interxion.com.

3  Significant accounting policies

The accounting policies applied by the Group in these consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated Financial Statements as at and for the year ended December 31, 2009, except for the new Standards and Interpretations as of January 1, 2010. Compared with the accounting principles as applied in the 2009 financial statements, the main change was the adoption of the revised IFRS 3 “Business Combinations”. This did not have an impact on the financial position or performance of the Group.

4  Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2009 in the 2009 Annual Report.

5  Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited consolidated financial statements in the 2009 Annual Report.

6  Information by segment

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its operating segments separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and adjusted EBITDA. Other information provided to the Managing Director is measured in a manner consistent with that in the financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

For the quarter ended September 30, 2010

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	32,800	21,846	54,646	—	54,646
Cost of sales	(14,427)	(8,260)	(22,687)	(1,258)	(23,945)

Gross profit/(loss)	18,373	13,586	31,959	(1,258)	30,701
Other income	67	—	67	—	67
Sales and marketing costs	(1,467)	(880)	(2,347)	(2,033)	(4,380)
Total general and administrative costs	(6,924)	(4,032)	(10,956)	(2,825)	(13,781)

Operating profit/(loss)	10,049	8,674	18,723	(6,116)	12,607
Net finance expense					(5,066)

Profit before tax					7,541

Total assets	267,259	147,435	414,694	49,969	464,663
Total liabilities	83,750	35,718	119,468	201,897	321,365
Capital expenditures (PPE) paid	14,027	8,378	22,405	3,111	25,516
Depreciation, amortization, impairments	(4,676)	(2,843)	(7,519)	(283)	(7,802)
Adjusted EBITDA	14,725	11,517	26,242	(5,424)	20,818

For the quarter ended September 30, 2009

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	25,849	17,890	43,739	—	43,739
Cost of sales	(11,321)	(7,701)	(19,022)	(885)	(19,907)

Gross profit/(loss)	14,528	10,189	24,717	(885)	23,832
Other income	103	—	103	—	103
Sales and marketing costs	(1,058)	(440)	(1,498)	(1,231)	(2,729)
Total general and administrative costs	(4,699)	(3,299)	(7,988)	(7,693)	(15,691)

Operating profit/(loss)	8,874	6,450	15,324	(9,809)	5,515
Net finance expense					(1,909)

Profit before tax					3,606

Total assets	210,777	115,244	326,021	63,362	389,383
Total liabilities	51,450	46,202	97,652	168,988	266,640
Capital expenditures (PPE) paid	12,405	5,484	17,889	205	18,094
Depreciation, amortization, impairments	(3,194)	(2,036)	(5,230)	(337)	(5,567)
Adjusted EBITDA	11,990	8,486	20,476	(4,430)	16,046

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

For the nine months ended September 30, 2010

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	91,780	61,044	152,824	—	152,824
Cost of sales	(40,280)	(24,194)	(64,474)	(3,393)	(67,867)

Gross profit/(loss)	51,500	36,850	88,350	(3,393)	84,957
Other income	293	—	293	—	293
Sales and marketing costs	(3,443)	(2,574)	(6,017)	(5,245)	(11,262)
Total general and administrative costs	(19,881)	(11,214)	(31,095)	(8,622)	(39,717)

Operating profit/(loss)	28,469	23,062	51,531	(17,260)	34,271
Net finance expense					(23,321)

Profit before tax					10,950

Total assets	267,259	147,435	414,694	49,969	464,663
Total liabilities	83,750	35,718	119,468	201,897	321,365
Capital expenditure (PPE) paid	46,110	29,065	75,175	3,938	79,113
Depreciation, amortization, impairments	(13,657)	(7,831)	(21,488)	(995)	(22,483)
Adjusted EBITDA	42,126	30,893	73,019	(15,196)	57,823

For the nine months ended September 30, 2009

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Revenue	74,197	52,414	126,611	—	126,611
Cost of sales	(33,258)	(22,079)	(55,337)	(2,826)	(58,163)

Gross profit/(loss)	40,939	30,335	71,274	(2,826)	68,448
Other income	354	275	629	—	629
Sales and marketing costs	(2,843)	(1,702)	(4,545)	(3,894)	(8,439)
Total general and administrative costs	(13,825)	(9,045)	(22,870)	(13,310)	(36,180)

Operating profit/(loss)	24,625	19,863	44,488	(20,030)	24,458
Net finance expense					(4,387)

Profit before tax					20,071

Total assets	210,777	115,244	326,021	63,362	389,383
Total liabilities	51,450	46,202	97,652	168,988	266,640
Capital expenditure (PPE) paid	40,666	33,034	73,700	1,286	74,986
Depreciation, amortization, impairments	(8,842)	(5,450)	(14,292)	(903)	(15,195)
Adjusted EBITDA	34,134	25,038	59,172	(13,331)	45,841

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

Reconciliation of Adjusted EBITDA

	For the quarter ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
	(€’000)
Adjusted EBITDA	20,818	16,046	57,823	45,841

Income from sub-leases on unused data center sites	67	103	293	354
Net insurance compensation benefit	—	—	—	275

Exceptional income	67	103	293	629

Increase in provision for onerous lease contracts(1)	(67)	(25)	(293)	(1,371)
Abandoned transaction costs	—	(4,841)	—	(4,841)
Share-based payments	(409)	(201)	(1,069)	(605)

Exceptional general and administrative costs and share-based payments	(476)	(5,067)	(1,362)	(6,817)

EBITDA(2)	20,409	11,082	56,754	39,653

Depreciation and amortization	(7,802)	(5,567)	(22,483)	(15,195)

Operating profit	12,607	5,515	34,271	24,458

Notes:—

(1)	Before deduction of income from sub-leases on unused data center sites.
(2)	Operating profit plus depreciation, amortization and impairment of assets.

The net insurance compensation benefit received from our insurance company, as a result of fire damage incurred in 2008, represents the difference between the net book value and the replacement value of the equipment damaged. Exceptional income is recorded as “Other income” in the consolidated income statement. In the nine months ended September 2009, the increase in the provision for onerous lease contracts relates to an unused data center in Germany and an office property in The Netherlands.

7  Finance income and expense

	For the quarter ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009
	€’000
Bank and other interest	101	107	366	431

Finance income	101	107	366	431

Interest expense on Senior Security Notes, bank and other loans	(4,532)	(1,855)	(12,278)	(4,326)
Interest expense on finance leases	(23)	(24)	(75)	(79)
Interest expense on provision for onerous lease contracts	(81)	(101)	(289)	(410)
Other financial expenses	(439)	—	(10,947)	—
Foreign currency exchange losses	(92)	(36)	(98)	(3)

Finance expense	(5,167)	(2,016)	(23,687)	(4,818)

Net finance expense	(5,066)	(1,909)	(23,321)	(4,387)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses are cash and non-cash costs related to the repayment of the Company’s bank borrowings.

8  Income tax expense

The Group’s consolidated effective tax rate of 53% in respect of continuing operations for the nine months ended September 30, 2010 was affected by refinancing costs, incurred in the first quarter and treated as non- tax deductable (the Group’s effective tax rate for the nine months ended September 30, 2009: 23%).

9  Property, plant and equipment

Acquisitions

During the nine months ended September 30, 2010, the Group acquired data-center-related assets at a cost of €76,597,000, of which €26,494,000 was during the quarter ended September 30, 2010 (nine months ended September 30, 2009: €62,538,000, quarter ended September 30, 2009: €15,711,000).

During the nine months ended September 30, 2010 the Group capitalised interest relating to borrowing costs during construction work of new-build assets of €1,830,000 and €715,000 for the quarter (during the nine months ended September 30, 2009: €1,453,000 and €354,000 for the quarter).

Capital commitments

At September 30, 2010, the Group had outstanding capital commitments totalling €18,610,000. These commitments are expected to be substantially settled in 2010.

10  Borrowings

On February 12, 2010, the Company issued, at par, €200,000,000 of 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. The proceeds were used to repay the Company’s bank borrowings in full and to pay transaction fees and expenses. Excess cash will be used for capital expenditure and other general corporate purposes.

On February 12, 2010, the Company entered into a new €60,000,000 revolving credit facility, which remained undrawn.

On February 18, 2010, the Group closed out its interest-rate swap contracts.

11  Share-based payments

The terms and conditions of the share option programme are disclosed in the consolidated financial statements as at and for the year ended December 31, 2009. As at September 30, 2010 the number of outstanding share options amounted to 23,562,818 (December 31, 2009: 23,831,000). In the nine months ended September 30, 2010, 1,850,000 options were granted.

Until                     , 2011 (25 days after the date of this Prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

18,550,000 Ordinary Shares

InterXion Holding N.V.

PRELIMINARY PROSPECTUS

                    , 2011

BofA Merrill Lynch

Citi

Barclays Capital

Jefferies

Credit Suisse

RBC Capital Markets

Piper Jaffray

Oppenheimer & Co.

Evercore Partners

Guggenheim Securities, LLC

ABN AMRO

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

SUBJECT TO COMPLETION, DATED JANUARY 24, 2011

PRELIMINARY PROSPECTUS	CONFIDENTIAL

3,754,606 Ordinary Shares

InterXion Holding N.V.

(a limited liability company incorporated under the laws of The Netherlands)

$             per Ordinary Share

We are offering 3,754,606 ordinary shares directly to holders of our 2002 Series A preference shares (the “Preferred Shares”) in respect of the liquidation price of their Preferred Shares. We currently expect the initial public offering price to be between U.S. $11.00 and U.S. $13.00 per ordinary share.

This offering is being made concurrently with our initial public offering of ordinary shares pursuant to a separate prospectus. This offering is contingent upon the concurrent initial public offering of our ordinary shares.

Pursuant to the fifth amended and restated shareholders agreement dated as of December 24, 2009, each Preferred Share will automatically convert into one ordinary share prior to the completion of our initial public offering of ordinary shares. In addition to the automatic one-to-one conversion, Preferred Share holders are entitled to a €0.20 liquidation price per Preferred Share which they may elect to receive in cash or in ordinary shares. If a holder elects to receive payment in ordinary shares, such holder will receive, in addition to the conversion shares, ordinary shares in respect of each Preferred Share, assuming an offering price of U.S. $12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and an exchange rate of €1.00 to U.S. $1.2944, representing the exchange rate in effect on January 7, 2011. The proposed five-to-one reverse stock split will be effected following the one-for-one conversion of the Preferred Shares, and the numbers of Preferred Shares and the €0.20 liquidation price per Preferred Share mentioned in this Prospectus therefore do not take the five-to-one reverse stock split into account, except as expressly indicated.

In order to elect to receive the €0.20 liquidation price per Preferred Share in a payment of cash instead of ordinary shares, holders must validly deliver their Election Form to us no later than 17:00 Central European Time on January 25, 2011. If a holder takes no action or does not validly deliver the Election Form within the prescribed time, such holder will automatically receive their liquidation price distribution in the form of ordinary shares based on the initial public offering price.

These shares are not part of the underwritten initial public offering. Any references in this prospectus to “underwriters” are to the underwriters in the initial public offering. No underwriters will participate as an underwriter, placement agent or in any other offeror capacity in connection with any sale of, and will not receive any commission or discount on, the ordinary shares issued in this offering.

We expect that the ordinary shares will trade on the New York Stock Exchange under the symbol “INXN.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the ordinary shares to purchasers on or about                     , 2011 through the book-entry facilities of The Depository Trust Company.

The date of this prospectus is                     , 2011

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The Offering

Summary of the Offering:	We are offering 3,754,606 ordinary shares directly to holders of our Preferred Shares in respect of the liquidation price of their Preferred Shares.

Concurrent with this offering, we are conducting an initial public offering of 18,550,000 ordinary shares.

Pursuant to the fifth amended and restated shareholders agreement dated as of December 24, 2009, each Preferred Share will automatically convert into one ordinary share prior to the completion of our initial public offering of ordinary shares. In addition to the automatic one-to-one conversion, Preferred Share holders are entitled to a €0.20 liquidation price per Preferred Share which they may elect to receive in cash or in ordinary shares. If a holder elects to receive payment in ordinary shares, such holder will receive, in addition to the conversion shares, approximately 0.11 ordinary shares in respect of each Preferred Share, assuming an offering price of U.S. $12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and an exchange rate of €1.00 to U.S. $1.2944, representing the exchange rate in effect on January 7, 2011. We will not receive any proceeds from the automatic conversion of Preferred Shares into ordinary shares or the exchange of the liquidation price for ordinary shares based on the initial public offering price.

Offering Price Per Ordinary Share:	We currently estimate the offering price will be between U.S. $11.00 and U.S. $13.00. The offering price will be based on the price for the offering of 18,550,000 ordinary shares in our initial public offering.

Election of Ordinary Shares:	In order to elect to receive the €0.20 liquidation price per Preferred Share a payment in cash instead of ordinary shares, holders must validly deliver their Election Form to us no later than 17:00 Central European Time on January 25, 2011. If a holder takes no action or does not validly deliver the Election Form within the prescribed time, such holder will automatically receive their liquidation price distribution in the form of ordinary shares.

Ordinary Shares Offered by Us:	3,754,606 ordinary shares.

Ordinary Shares Outstanding Immediately After This Offering:	64,988,477 ordinary shares.

The number of ordinary shares to be outstanding after this offering is based upon the number of shares outstanding as of September 30, 2010. Except as otherwise indicated, all information in this Prospectus relating to ordinary shares assumes:

•	16,250,000 ordinary shares issued in the initial public offering;

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

•

a five-to-one reverse stock split that is expected to occur on or before the closing of this offering and the related issuance of a certain number of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split. All shares numbers referred to as post five-to-one reverse stock split are approximate numbers;

•

the automatic one-to-one conversion of all of our 2002 Series A preference shares (the “Preferred Shares”) into ordinary shares prior to the closing of this offering (as of September 30, 2010 there were 174,039,207 Preferred Shares outstanding). For these purposes it is assumed that after giving effect to the reverse stock split and the related issuance of ordinary shares referred to above, the automatic one-for-one conversion would result in 34,807,842 ordinary shares. See “Capitalization”;

•

no issue of any of the 4,128,486 ordinary shares (as of January 7, 2011) issuable upon the exercise of options outstanding under our 2008 equity incentive plan at a weighted average exercise price of €3.13 per share, assuming the exercise by the selling shareholders of options to acquire 604,790 ordinary shares in connection with the sale of such shares in this offering, or 4,733,276 ordinary shares without such exercise, in each case after giving effect to the five-to-one reverse stock split referred to above. If the reverse stock split did not occur, these ordinary shares would be 20,642,428 after giving effect to the exercise of options described above and 23,666,380 without giving effect to the exercise of such options; and

•

no issue of any of the 873,371 additional ordinary shares (as of January 7, 2011) reserved for issuance under our 2008 equity incentive plan or 4,400,000 additional ordinary shares to be reserved for issuance under our 2011 equity incentive plan (after giving effect to the five-to-one reverse stock split referred to above). These figures would be 4,366,851 and 22,000,000 if the reverse stock split did not occur.

Use of Proceeds:	We will not receive any proceeds from the issuance of ordinary shares to the holders of our Preferred Shares.

Risk Factors:	See “Risk Factors” and other information included in this Prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ordinary shares.

Listing:	We expect to list the ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “INXN.”

Payment and Settlement	The ordinary shares are expected to be delivered against payment on , 2011. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Initially, beneficial interests in the ordinary shares will be shown on, and transfer of these beneficial interests, will be effected through, records maintained by DTC and its direct and indirect participants.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

USE OF PROCEEDS

We will not receive any proceeds from the issuance of ordinary shares to the holders of our Preferred Shares.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

CAPITALIZATION

The following table sets forth on a consolidated basis, our cash and cash equivalents and our capitalization as of September 30, 2010:

•	on an actual basis;

•	on an adjusted basis to give effect to the November 2010 offering of €60 million 9.50% Senior Secured Notes due 2017 (the “Additional Notes”); and

•	on an adjusted basis to give effect to:

•	the offering of the Additional Notes;

•

a five-to-one reverse stock split that is expected to occur on or before the closing of this offering and assuming no related issuance of ordinary shares to ensure that each shareholder holds a number of shares divisible by five, as required for the five-to-one reverse stock split, which will be effected by way of an amendment of our articles of association (see “Description of Capital Stock—Articles of Association and Dutch law”);

•

the automatic one-to-one conversion of 174,039,207 Preferred Shares into ordinary shares prior to the closing of this offering, which will be effected by way of an amendment of our articles of association (see “Description of Capital Stock—Articles of Association and Dutch Law”). For these purposes it is assumed that after giving effect to the reverse stock split and the related issuance of ordinary shares referred to above, the automatic one-for-one conversion would result in 34,807,842 ordinary shares;

•

the sale of 16,250,000 ordinary shares by us in the initial public offering at an assumed initial public offering price of U.S. $12.00 per ordinary share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•

the issuance of 3,754,606 ordinary shares by us in this offering, for these purposes assumed to be the maximum number of ordinary shares to which holders of our Preferred Shares are entitled in this offering, at an assumed offering price of U.S. $12.00 per ordinary share, the midpoint of the range set forth on the cover page of this Prospectus assuming an exchange rate of €1.00 to U.S. $1.2944 based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of January 7, 2011.

	As of September 30, 2010
	Actual		As Adjusted for the offering of the Additional Notes		As Further Adjusted
	(€’000)
Cash and cash equivalents	30,592	(1)	92,712	(2)	224,546	(3)

Debt (including current portion)
Finance lease liabilities	871		871		871
9.50% Notes due 2017	193,023	(4)	255,143	(5)	255,143	(5)
Other loans	4,538		4,538		4,538

Debt excluding revolving credit facility deferred financing costs(6)	198,432		260,552		260,552
Revolving credit facility deferred financing costs(6)	(1,206)		(1,206)		(1,206)

Total debt	197,226		259,346		259,346
Shareholders’ equity
Share capital	4,434		4,434		6,434
Share premium(7)	320,457		320,457		448,291
Foreign currency translation reserve	3,097		3,097		3,097
Accumulated deficit(8)	(184,690)		(184,690)		(184,690)

Total shareholders’ equity(8)	143,298		143,298		273,132
Total capitalization	340,524		402,644		532,478

Notes:

(1)

“Cash and cash equivalents” includes €4.4 million which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies. To the extent holders of

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

Preferred Shares elect payment in cash of the liquidation price of their Preferred Shares, “Cash and cash equivalents” as adjusted would be decreased, to a minimum of €34,807,842.
(2)	As adjusted “Cash and cash equivalents” includes the estimated net proceeds of the Additional Notes, after deducting underwriting discounts and commissions and our offering fees and expenses.
(3)	As further adjusted “Cash and cash equivalents” includes the estimated net proceeds of the Additional Notes and the estimated net proceeds of our initial public offering, after deducting underwriting discounts and commissions and our offering fees and expenses in excess of €2.0 million, which is already included in Actual “Cash and cash equivalents” as of September 30, 2010.
(4)	The net proceeds of the €200 million 9.50% Senior Secured Notes due 2017 (the “Original Notes”) are shown after deducting underwriting discounts and commissions and our offering fees and expenses.
(5)	As adjusted and As further adjusted “9.50% Notes due 2017” includes the net proceeds of the Additional Notes, after deducting underwriting discounts and commissions and our offering fees and expenses.
(6)	We reported deferred financing costs of €1.2 million in connection with entering into our revolving credit facility, which is currently undrawn.
(7)	“Share premium” has been translated for convenience only based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2010 for euro into U.S. dollars of €1.00 = U.S. $1.3601. See “Exchange Rate Information” for additional information.
(8)	Adjustment represents the write-off of deferred financing fees and related refinancing premium in respect of our credit facilities that were refinanced with the proceeds of the Original Notes.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

PRINCIPAL SHAREHOLDERS

We are currently majority-owned by Baker Capital, which invested €31.5 million in our equity in January 2000, €50 million in August 2000 and €15 million in August 2002. Through its participation in three convertible loans from December 2003 to February 2006, Baker Capital invested a further €9 million, which converted into an equity interest in June 2007. Baker Capital currently owns approximately 58% of our equity.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 7, 2011, subject to certain assumptions set forth in the footnotes, and as adjusted to reflect the issuance of the maximum number of ordinary shares to which holders of our Preferred Shares are entitled under this Prospectus, the automatic one-to-one conversion of Preferred Shares into ordinary shares, the five-to-one reverse stock split that is expected to occur on or before the closing of this offering and the sale of 16,250,000 ordinary shares in our initial public offering, for each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding ordinary shares.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the ordinary shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

	Shares Beneficially Owned Prior to the Offerings		Shares Beneficially Owned After the Offerings(1)
Name of Beneficial Owner	Number	Percent (%)(2)	Number	Percent (%)(2)
5% Shareholders
Baker Capital(3)(4)(5)	28,113,115	57.95%	30,872,779	47.51%
Lamont Finance N.V.(3)	18,825,669	38.80%	20,689,767	31.84%
Chianna Investment N.V.(3)	9,272,623	19.11%	10,166,695	15.64%
Baker Communications Fund II, L.P.(4)	14,823	*	16,317	*
Parc-IT II B.V.(6)	5,954,485	12.27%	6,545,792	10.07%
Stichting Administratiekantoor Management(7)	6,038,508	11.96%	4,362,273	6.71%

*	less than 1%.
(1)	Assumes (i) the election by all holders of Preferred Shares to receive the liquidation price of Preferred Shares entirely in the form of ordinary shares, (ii) an offering price of U.S. $12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and (iii) an exchange rate of €1.00 to U.S. $1.2944, representing the exchange rate in effect on January 7, 2011.
(2)	Includes 25,526,886 and 5,469,591 Preferred Shares held by Baker Capital and Parc-IT II B.V., respectively, which will automatically convert into 25,526,886 and 5,469,591 ordinary shares, respectively, prior to the closing of this offering. If they do not elect to receive their liquidation preference in the form of ordinary shares, their shares beneficially owned after the offering will be 43.23% and 9.16%, respectively.
(3)	Chianna Investment N.V. is a wholly owned subsidiary of Baker Communications Fund (Cayman), L.P. (“BCF I”). Lamont Finance N.V. is a wholly owned subsidiary of Baker Communications Fund II (Cayman), L.P. (“BCF II”). The address of each of Chianna Investment N.V. and Lamont Finance N.V. is c/o Intertrust (Curaçao) B.V., Berg Arrarat 1, Curaçao, Netherlands Antilles. The address of each of BCF I and BCF II is c/o Maples and Calder, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

(4)	The address of Baker Communications Fund II, L.P. is 540 Madison Avenue, New York, NY 10022.
(5)	Messrs. Baker and Manning are managers of the general partners of and serve on the investment committees of each of BCF I, BCF II and Baker Communications Fund II, L.P. Each of Mr. Baker and Mr. Manning disclaims beneficial ownership of shares held by Baker Capital except to the extent of his pecuniary interest therein.
(6)	The majority shareholder of Parc-IT II B.V. is Parc-IT Holding B.V. The remainder of Parc-IT II B.V.’s shares are held by individual investors. Investment control of Parc-IT II B.V. is held by an investment committee, which is made up of Erik Westerink, Rob Ouwerkerk and Cees van Luijk. Messrs. Westerink and Ouwerkerk serve on behalf of Parc-IT Holding B.V. and Mr. van Luijk serves on behalf of individual investors. Mr. van Luijk also serves as one of our directors. Mr. van Luijk disclaims beneficial ownership of shares held by Parc-IT II B.V. except to the extent of his pecuniary interest therein. Voting power of Parc-IT II B.V. is held by Parcom Capital Management B.V., which is the managing director of Parc-IT II B.V. Erik Westerink is the managing director of Parcom Capital Management B.V. The address of Parc-IT II B.V. is Schiphol Boulevard 375 D7, 1118 BJ Schiphol Airport, The Netherlands. Parc-IT Holding B.V. is fully owned by Parcom Capital B.V. of which the ultimate beneficial shareholder is ING Groep N.V.
(7)	SAMI has issued options for depositary receipts for our ordinary shares and has issued depositary receipts for our ordinary shares and for Preferred Shares that it holds. Holders of depositary receipts do not have voting but do have investment power with respect to the shares underlying their depositary receipts. The administration by SAMI of shares will be cancelled (decetificering) as soon as practicable after completion of this offering. The number of shares held by SAMI will be adjusted to reflect any additional shares allotted to depositary receipt holders who hold fractional amounts of shares as a result of the five-to-one reverse stock split that is expected to occur on or before the closing of this offering. The numbers mentioned above include shares referred to elsewhere in the table. The voting power for SAMI is vested in its board of directors. When casting a vote, SAMI can be solely represented by the chairman of its board of directors, Mr. Jan Loeber, who is a selling shareholder in this offering and listed in the table above.

As of December 31, 2010, we had 14 holders of record resident in The Netherlands, representing approximately 20% of our outstanding ordinary shares. As of December 31, 2010, we had 17 holders of record resident in the United States, representing approximately 8% of our outstanding ordinary shares.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

THE OFFER

Each Preferred Share will automatically convert into one ordinary share prior to the completion of our initial public offering. In addition to the automatic one-to-one conversion, Preferred Share holders are entitled to a €0.20 liquidation price, plus accrued and unpaid dividends, per Preferred Share, which they may elect to receive in cash or in ordinary shares. If a holder elects to receive payment in ordinary shares, such holder will receive, in addition to the conversion shares, approximately 0.11 ordinary shares in respect of each Preferred Share, assuming an offering price of U.S. $12.00 per ordinary share, the midpoint of the estimated range of the initial public offering price, and an exchange rate of €1.00 to U.S. $1.2944 based on the noon buying rate in The City of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York as of January 7, 2011.

In order to elect to receive the €0.20 liquidation price, plus accrued and unpaid dividends, per Preferred Share in a payment of cash instead of ordinary shares, Preferred Share holders must validly deliver their Election Form to us no later than 17:00 Central European Time on January 25, 2011. If a holder takes no action or does not validly deliver the Election Form within the prescribed time, such holder will automatically receive their liquidation price distribution in the form of ordinary shares.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

PLAN OF DISTRIBUTION

We will directly offer 3,754,606 ordinary shares to holders of our Preferred Shares. Holders of our Preferred Shares are entitled to receive an equivalent amount of cash in lieu of receiving ordinary shares based on the initial public offering price. These shares are not part of the underwritten initial public offering and no underwriter will participate as an underwriter, placement agent or in any other offeror capacity in connection with any sale of, and will not receive any commission or discount on, the ordinary shares issued in this offering.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Linklaters LLP, our U.S. and Dutch counsel.

[ALTERNATE PAGE FOR PREFERRED SHARES PROSPECTUS]

3,754,606 Ordinary Shares

InterXion Holding N.V.

PRELIMINARY PROSPECTUS

                    , 2011

Until                     , 2011 (25 days after the date of this Prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a Prospectus. This is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under our proposed Articles, we are required to indemnify each current and former member of our Board (and our managing and supervisory boards before our adoption of a one-tier board structure) who was or is involved, in that capacity, as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, provided that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonably cause to believe his conduct to be unlawful or outside his mandate.

Item 7.	Recent Sales of Unregistered Securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, the Registrant’s securities sold within the last three years that were not registered under the U.S. Securities Act. The securities listed below were either offered or sold in the United States to qualified institutional buyers (“QIBs”) in accordance with Rule 144A under the U.S. Securities Act (“Rule 144A”) and outside the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”).

Date of Sale or Issuance	Title	Aggregate Principal Amount of Securities Sold	Consideration	Exemption from Registration Claimed	Use of Proceeds	Underwriters
June 13, 2007	Preferred Shares	€14,565,926	€14,565,926	Rule 701	Working capital	N/A

August 23, 2007	Preferred Shares	Included with June 13, 2007 issue	Included with June 13, 2007 issue	Rule 701	Working capital	N/A

October 13, 2008	Ordinary Shares	€1,760,709	€1,760,709	Rule 701	Working capital	N/A

July 15, 2009	Ordinary Shares	Included with October 13, 2008 issue	Included with October 13, 2008 issue	Rule 701	Working capital	N/A

February 12, 2010	€200,000,000 9.50% Senior Secured Notes due 2017	€200,000,000	€192,777,000	Rule 144A and Regulation S under the Securities Act	A portion of the net proceeds were used to repay amounts outstanding under then- existing credit facilities and the remainder was used for general corporate purposes	Citigroup Global Markets Limited, Merrill Lynch International, Credit Suisse Securities (Europe) Limited, Barclays Bank PLC and ING Bank N.V., London Branch

Date of Sale or Issuance	Title	Aggregate Principal Amount of Securities Sold	Consideration	Exemption from Registration Claimed	Use of Proceeds	Underwriters
November 11, 2010	€60,000,000 9.50% Senior Secured Notes due 2017	€60,000,000	€62,120,000	Rule 144A and Regulation S under the Securities Act	A portion of the net proceeds were used primarily for general corporate purposes, including, without limitation, capital expenditure relating to expansion of existing data centers and construction of new data centers.	Citigroup Global Markets Limited, Merrill Lynch International, Credit Suisse Securities (Europe) Limited, Barclays Bank PLC and ABN AMRO Bank N.V.
December 22, 2010	Ordinary Shares	€5,456	€5,456	Rule 701	Working Capital	N/A

Item 8.	Exhibits

(a)	The following documents are filed as part of this Registration Statement:

1.1	Form of Underwriting Agreement.

3.1	Form of Articles of Association of InterXion Holding N.V., as amended, dated as of .

3.2	Form of Bylaws of InterXion Holding N.V. dated as of .

4.1#	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V.; InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

4.2#	Form of Registration Rights Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

5.1	Opinion of Linklaters LLP regarding legality of ordinary shares and certain Dutch tax matters included in the prospectus.

8.1	Opinion of Linklaters LLP regarding certain U.S. tax matters included in the prospectus.

10.1#	Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC.

10.2#	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

10.3†#	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

10.4†#	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

10.5†#	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

10.6†#	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

10.7†#	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

10.8†#	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

10.9†#	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

10.10†#	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

10.11†#	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

10.12†#	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

10.13†#	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

10.14#	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010.

10.15#	Additional Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated November 11, 2010.

10.16#	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

10.17#	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010

10.18†#	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

10.19#	Form of Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

21.1#	Subsidiaries of InterXion Holding N.V. as of the date of this Prospectus.

23.1	Consent of KPMG Accountants N.V.

23.2	Consent of Linklaters LLP (included in Exhibit 5.1 and 8.1).

23.3#	Consent of International Data Corporation.

23.4#	Consent of Jean F.H.P. Mandeville

24.1#	Power of Attorney (included in the signature page).

99.1	Registrant’s Waiver Request and Representation under Item 8.A.4

Notes:

#	Previously filed.
†	Confidential treatment has been or will be requested for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been or will be filed separately with the SEC pursuant to an application for confidential treatment.

(b)	Financial Statement Schedules

None.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands, on this 24th day of January, 2011.

INTERXION HOLDING N.V.

/S/ DAVID RUBERG
David Ruberg Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DAVID RUBERG David Ruberg	Chief Executive Officer (Principal Executive Officer)	January 24, 2011

* M.V. “Josh” Joshi	Chief Financial Officer (Principal Financial and Accounting Officer)	January 24, 2011

* John Baker	Member of the Supervisory Board	January 24, 2011

* Robert M. Manning	Member of the Supervisory Board	January 24, 2011

* Peter E.D. Ekelund	Member of the Supervisory Board	January 24, 2011

* Cees van Luijk	Member of the Supervisory Board	January 24, 2011

* Paul Schroder	Member of the Supervisory Board	January 24, 2011

*By:	/S/ DAVID RUBERG
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.

3.1	Form of Articles of Association of InterXion Holding N.V., as amended, dated as of .

3.2	Form of Bylaws of InterXion Holding N.V. dated as of .

4.1#	Indenture dated as of February 12, 2010 among InterXion Holding N.V., InterXion Nederland B.V., InterXion HeadQuarters B.V.; InterXion Carrier Hotel (UK) Ltd and InterXion Deutschland GmbH, The Bank of New York Mellon, London Branch, The Bank of New York Mellon (Luxembourg) S.A. and Barclays Bank PLC.

4.2#	Form of Registration Rights Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

5.1	Opinion of Linklaters LLP regarding legality of ordinary shares and certain Dutch tax matters included in the prospectus.

8.1	Opinion of Linklaters LLP regarding certain U.S. tax matters included in the prospectus.

10.1#	Senior Multicurrency Revolving Facility Agreement dated as of February 1, 2010 among InterXion Holding N.V., Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (as successor to Fortis Bank (Nederland) N.V.), Merrill Lynch International, Credit Suisse AG, London Branch and Jefferies Finance LLC.

10.2#	Amendment Letter to the Senior Multicurrency Revolving Facility Agreement dated November 3, 2010 between InterXion Holding N.V. and Barclays Bank PLC

10.3†#	Lease Agreement between InterXion Österreich GmbH and S-Invest Beteiligungsgesellschaft mbH dated January 1, 2000 as amended by the Supplement to the Floridsdorf Technology Park Lease dated November 13, 2007.

10.4†#	Lease Agreement among InterXion Holding N.V., InterXion Belgium N.V. and First Cross Roads dated June 25, 2001.

10.5†#	Lease Agreement between InterXion HeadQuarters B.V. and Keops A/S dated May 1, 2000.

10.6†#	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated June 29, 2007 as amended by the Amendment to the Lease Agreement dated October 26, 2007.

10.7†#	Lease Agreement between InterXion France Sarl and SCI 43 Rue du Landy dated April 28, 2006.

10.8†#	Lease Agreement between InterXion Holding B.V. and GiP Gewerbe im Park GmbH dated January 29, 1999 as amended by Supplement No. 15 to the Lease Agreement dated November 30, 2009.

10.9†#	Lease Agreement between InterXion France Sarl and ICADE dated December 23, 2008.

10.10†#	Lease Agreement between InterXion Nederland B.V. and VastNed Industrial B.V. dated November 4, 2005.

10.11†#	Lease Agreement between InterXion Nederland B.V. and VA No. 1 (Point of Logistics) B.V. dated May 14, 2007.

10.12†#	Lease Agreement between InterXion Carrier Hotel S.L. and Naves y Urbanas Andalucia S.A. dated March 20, 2000 as amended by the Annex to the Lease Agreement dated March 15, 2006.

10.13†#	Lease Agreement among InterXion Holding N.V., InterXion Carrier Hotel Limited and Eliahou Zeloof, Amira Zeloof, Ofer Zeloof and Oren Zeloof dated February 23, 2000.

Exhibit Number	Description of Document

10.14#	Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated February 12, 2010.

10.15#	Additional Intercreditor Agreement among InterXion Holding N.V., Barclays Bank PLC, The Bank of New York Mellon, London Branch and others named therein dated November 11, 2010.

10.16#	InterXion Holding N.V. Fifth Amended and Restated Shareholders Agreement dated December 24, 2009.

10.17#	Deed of Pledge of Shares among InterXion Holding N.V., InterXion Operational B.V. and Barclays Bank PLC dated June 15, 2010.

10.18†#	Lease/Loan Agreement between Alpine Finanz Immobilien AG, InterXion (Schweiz) AG and InterXion Holding N.V. dated March 13, 2009.

10.19#	Form of Shareholders Agreement among InterXion Holding N.V., Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.

21.1#	Subsidiaries of InterXion Holding N.V. as of the date of this Prospectus.

23.1	Consent of KPMG Accountants N.V.

23.2	Consent of Linklaters LLP (included in Exhibit 5.1 and 8.1).

23.3#	Consent of International Data Corporation.

23.4#	Consent of Jean F.H.P. Mandeville.

24.1#	Power of Attorney (included in the signature page).

99.1	Registrant’s Waiver Request and Representation under Item 8.A.4

Notes:

#	Previously filed.
†	Confidential treatment has been or will be requested for certain portions which are omitted in the copy of the exhibit filed with the SEC. The omitted information has been or will be filed separately with the SEC pursuant to an application for confidential treatment.